      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 5, 2001

                                               REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                            ------------------------
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            TRENDWEST RESORTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           OREGON                                          93-1004403
      (STATE OR OTHER JURISDICTION OF INCORPORATION OR        (I.R.S. EMPLOYER IDENTIFICATION NO.)
                       ORGANIZATION)

                      9805 WILLOWS ROAD, REDMOND, WA 98052
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               TIMOTHY P. O'NEIL
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            TRENDWEST RESORTS, INC.
                               9805 WILLOWS ROAD
                               REDMOND, WA 98052
                                 (425) 498-2500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                  DAVID R. WILSON                                    THOMAS W. DOBSON
        HELLER EHRMAN WHITE & MCAULIFFE LLP                          LATHAM & WATKINS
           701 FIFTH AVENUE, SUITE 6100                      633 WEST FIFTH STREET, SUITE 4000
                 SEATTLE, WA 98103                                 LOS ANGELES, CA 90071
             TELEPHONE: (206) 447-0900                           TELEPHONE: (213) 485-1234
             FACSIMILE: (206) 447-0849                           FACSIMILE: (213) 891-8763

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT
                               BECOME EFFECTIVE.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM         PROPOSED MAXIMUM
  TITLE OF SECURITIES TO BE         AMOUNT TO BE               OFFERING            AGGREGATE OFFERING            AMOUNT OF
         REGISTERED                  REGISTERED             PRICE PER SHARE             PRICE(1)             REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value...                                      $                   $86,250,000              $21,562.50
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes $11,250,000 which may be sold upon the underwriters' exercise of their over-allotment option.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS             Subject to completion            July 5, 2001
--------------------------------------------------------------------------------

                 SHARES

[TRENDWEST RESORT LOGO]

TRENDWEST RESORTS, INC.
COMMON STOCK
--------------------------------------------------------------------------------

Of the             shares of common stock offered by this prospectus, we are
selling        shares and the selling shareholders are selling
shares. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

Our common stock is quoted on the Nasdaq National Market under the symbol "TWRI." On July 3, 2001, the last reported sale price of our common stock was $24.10 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE    TOTAL
----------------------------------------------------------------------------------
Public offering price                                         $           $
----------------------------------------------------------------------------------
Underwriting discounts and commissions                        $           $
----------------------------------------------------------------------------------
Proceeds, before expenses, to us                              $           $
----------------------------------------------------------------------------------
Proceeds, before expenses, to the selling shareholders        $           $
----------------------------------------------------------------------------------

Certain shareholders have granted the underwriters an option for a period of 30
days to purchase up to           additional shares of common stock.

The underwriters are offering the shares of our common stock as described in
"Underwriting." Delivery of the shares will be made on or about        , 2001.

UBS WARBURG

                     ROBERTSON STEPHENS

                                                     WELLS FARGO VAN KASPER, LLC

--------------------------------------------------------------------------------

Map of Resorts and Sales Offices

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since such date.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Prospectus summary....................    1
Risk factors..........................    8
Special note regarding forward-looking
  statements..........................   14
Use of proceeds.......................   15
Price range of common stock...........   16
Dividend policy.......................   16
Capitalization........................   17
Selected combined and consolidated
  financial data......................   18
Management's discussion and analysis
  of financial condition and results
  of operations.......................   21
Business..............................   33
Management............................   43
Principal and selling shareholders....   45
Description of capital stock..........   46
Underwriting..........................   48
Legal matters.........................   50
Experts...............................   50
Incorporation of certain information
  by reference........................   50
Where you can find more information...   50
Index to financial statements.........  F-1

--------------------------------------------------------------------------------
                                                                               I

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk factors" and the financial statements, before making an investment decision.

OUR COMPANY

Trendwest Resorts, Inc. markets, sells and finances vacation ownership interests. We also acquire and develop resorts. We are a leading timeshare company in the United States in terms of sales and we were one of the first major vacation ownership operators to create and implement a credit-based system of ownership in which no vacation credits are tied to any particular resort unit or time period. Resorts are owned by and operated through WorldMark, the Club and WorldMark South Pacific Club (which we refer to together as the Clubs). We transfer resort units to the Clubs in exchange for the exclusive right to sell the related vacation credits and provide management services to the Clubs. At March 31, 2001, the Clubs had in excess of 118,000 owners and owned a total of 2,235 condominium style units located at 44 vacation destinations in the United States, British Columbia, Mexico, Fiji and Australia. We believe that the combination of multiple resorts and our flexible vacation credit system provides Club owners with an attractive range of vacation planning choices and values. For the twelve months ended March 31, 2001, we generated revenue of $369.4 million and net income of $45.0 million.

THE VACATION OWNERSHIP INDUSTRY

According to the American Resort Development Association (ARDA), the total annual sales volume for the timeshare industry was estimated to be $7.7 billion in 2000. We believe that the timeshare industry has benefited from increased consumer acceptance of the timeshare concept as a result of more effective governmental regulation of the industry, the entry into the industry by national lodging and hospitality companies such as Marriott, Starwood and Hilton Hotels, and the increased vacation flexibility provided by the growth in vacation ownership exchange networks. We expect the industry to continue to grow as consumer awareness of the vacation ownership industry increases.

OUR OPERATING STRATEGY

We believe our success is attributable to our innovative business model and intense customer focus.

INNOVATIVE BUSINESS MODEL

+ Flexible Vacation System. Our innovative and flexible vacation credit system allows Club owners access to multiple Club resorts, permitting them to tailor their vacations according to their schedules, desired vacation length, location preferences and space requirements. Vacation credits can be used by Club owners to reserve units at any of the Clubs' resorts, at any time during the year and in time increments as short as one day. The 44 Club locales provide a variety of vacation experiences, from skiing to golf, and a variety of settings, from beaches to mountains. Approximately 20% of the Clubs' resorts are located in exotic locations such as Mexico, Fiji and Hawaii. Club owners may also exchange their credits for vacation stays at non-Club resorts through vacation ownership exchange networks and participation in Club programs.

+ Marketing Through Off-Site Sales Offices. Our vacation credit system facilitates marketing vacation ownership interests effectively at 26 off-site sales offices in demographically attractive major metropolitan areas. We have developed and continue to refine an extensive number of marketing programs, including owner referrals, promotional contests, vacation packages or gifts, targeted mailings and telemarketing, to generate tour flow to our sales offices. We believe our use of off-site sales offices in major metropolitan areas within driving distance of our resorts enables us to (i) access larger numbers of prospective purchasers as our off-site sales presentations are conveniently located to our customers, (ii) attract qualified sales personnel, and (iii) easily open new sales offices at desirable locations. In 2000, 82% of our vacation credit sales were generated by our off-site sales offices.

+ Disciplined Real Estate Development Strategy. We have a disciplined approach to resort expansion. We obtain data from surveys of owners and guests attending sales presentations and examine requests in the Clubs' reservation system to provide critical information as to what kind of vacation experiences our customers want and what places they want to visit. After targeting a location, we then build or acquire resort units to meet that demand. Our acquisition team is responsible for finding resort locations that fit our product-cost formula.

+ Inventory Management. Since all vacation credits have the same rights to use the entire system and sell for the same price, we do not experience a buildup of inventory of less desirable resort units or interval dates that are difficult to sell. We can also add resorts at desirable remote locations since we do not depend upon on-site sales offices to generate sales.

+ Corporate Finance. We have a comprehensive program of financing our operations including a revolving line of credit with a bank group, a warehouse securitization facility with a bank and a program of selling securitized notes receivable via private placements to institutional investors. The historically low delinquency rates of our notes receivable and the experience of our management team have enhanced our ability to obtain this type of financing.

INTENSE CUSTOMER FOCUS

+ Appeal to Broad Customer Base. We believe our vacation credit system enables us to market effectively to a broad customer base with varying income levels and vacation requirements. We provide prospective purchasers with the ability to purchase varying increments of vacation credits suitable for their financial position and vacation needs. Our minimum purchase requirement of 6,000 vacation credits in WorldMark, the Club, which presently cost $9,000, as well as our willingness to finance up to 90% of the purchase price, makes entry into the Clubs affordable for a significant number of households. We offer additional vacation credits to existing members, referred to as upgrades, in increments as small as 1,000 credits.

+ Proximity to Owners. We believe that our target customer prefers to vacation frequently in a variety of locales for stays shorter than one week and at locations close to home. To effectively reach this market, we add resorts based on a "hub and spoke" system in which we locate sales offices off-site in major metropolitan areas and build a network of resorts within a two to five-hour drive. Approximately 80% of the Clubs' resorts are located within driving distance of metropolitan areas in which we have sales offices.

+ Commitment to Owner Satisfaction. We place great importance on ensuring Club owners are satisfied with their Club experience. We believe owner satisfaction is achieved by maintaining a high level of quality of the facilities and services at the Clubs' resorts, by increasing the number of resort locations and by satisfying owners' first vacation requests a high percentage of the time. Of the Clubs' resorts, 75% are rated in the two highest categories by international vacation ownership exchange networks. In addition, in 2000, owners gave the Clubs' resorts an overall 95% satisfaction rating in comment cards following their stays. Owner satisfaction is also reflected by the fact that 28.7% of our sales in 2000 were a direct result of upgrade sales and owner referrals.

We intend to continue our strong growth by (i) expanding our sales and resort development activities in existing markets and new markets outside of the western United States, (ii) replicating our business model in the Australian and South Pacific markets, and (iii) continuing to use effective customer service programs to increase our upgrade sales.

In addition to growing our core vacation credit sales business, we believe that the expertise of our management team, our leading market position in the western United States and our strong balance sheet will permit us to take advantage of attractive opportunities to complement our existing business. Recent examples of our ability to extend our product offerings include (i) the development of our fractional interest program at the Depoe Bay resort on the Oregon Coast along with other fractional interest programs in our resort development pipeline, and
(ii) the acquisition for development of the MountainStar master planned resort community.

THE RESORTS

ARIZONA                COLORADO           MISSOURI           UTAH               AUSTRALIA          FIJI
Pinetop                Steamboat          Branson            Bear Lake          Cairns             Denarau Island
Rancho Vistoso         Springs            Lake of the        St. George         Sunshine Coast
Bison Ranch                               Ozarks             Wolf Creek         Gold Coast
                                                                                Port Stephens

NORTHERN CALIFORNIA    HAWAII             NEVADA             WASHINGTON         BRITISH COLUMBIA   MEXICO
Angels Camp            Maui               Las Vegas          Birch Bay          Vancouver          Rosarito Beach
Bass Lake              Kona               Reno               Discovery Bay      Whistler           Cabo
Clear Lake             Kauai              Tahoe              Lake Chelan        Cascade Lodge
Monterey Bay                                                 Leavenworth        Whistler
                                                             Long Beach         Sundance
                                                             Ocean Shores

SOUTHERN CALIFORNIA    IDAHO              OREGON
Big Bear               Coeur d'Alene      Depoe Bay
Palm Springs                              Gleneden Beach
Pismo Beach                               Newport
                                          Eagle Crest
                                          Running Y Ranch

PRINCIPAL SHAREHOLDER

JELD-WEN, inc., which owns 81.4% of our outstanding common stock, is our principal shareholder. JELD-WEN is a privately owned company that was founded in 1960 and is a major manufacturer of doors, windows and millwork products. Headquartered in Klamath Falls, Oregon, JELD-WEN has diversified operations located throughout the United States and in numerous foreign countries that include manufacturing, hospitality and recreation, retail, financial services
and real estate. JELD-WEN proposes to sell           shares in the offering.

CORPORATE INFORMATION

Our executive offices are located at 9805 Willows Road, Redmond, Washington 98052 and our telephone number is 425-498-2500. Our website address is www.trendwestresorts.com. Information on our website and websites linked to it are not intended to be a part of this prospectus.

The offering

Common stock offered by
Trendwest..........................               shares (45% of offered shares)

Common stock offered by selling
shareholders.......................               shares (55% of offered shares)

Common stock to be outstanding
after this offering................               shares(1)

Use of proceeds....................    Repayment of outstanding indebtedness

Nasdaq National Market symbol......    TWRI

(1)  The number of shares of common stock to be outstanding after this offering
     is based on the number of shares outstanding as of           , 2001 and
     does not include the following:

     + 1,274,750 shares of common stock that may be issued upon the exercise of outstanding options; and

     + 1,858,111 additional shares of common stock that may be issued under our stock option plans and stock purchase plan.

Summary financial information

The consolidated statement of operations data for each of the years in the three-year period ended December 31, 2000 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. All operating data and the consolidated statement of operations data for the three-month periods ended March 31, 2000 and 2001 and the balance sheet data at March 31, 2001 are unaudited. Share data and earnings per share figures for all periods presented have been adjusted to reflect the 3 for 2 stock split effective March 15, 2001.

                                                                                                THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                   ---------------------------------------   -------------------------
STATEMENT OF OPERATIONS DATA:                         1998              1999          2000          2000      2001
----------------------------------------------------------------------------------------------------------------------
                                                       (dollars in thousands, except per share and operating data)
Revenues:
  Vacation credit and fractional interest sales,
    net..........................................  $   170,817   $   234,315   $   293,130   $    62,513   $    92,576
  Finance income.................................       13,790        15,243        15,562         4,228         3,424
  Gains on sales of notes receivable.............       10,959        16,265        18,903         3,589         6,255
  Resort management services.....................        2,328         3,710         4,763         1,613           980
  Other..........................................        3,063         4,593         5,280         1,251         1,742
                                                   -----------   -----------   -----------   -----------   -----------
        Total revenues...........................      200,957       274,126       337,638        73,194       104,977
                                                   -----------   -----------   -----------   -----------   -----------
Costs and operating expenses:
  Vacation credit and fractional interest cost of
    sales........................................       48,059        68,611        74,714        14,591        26,048
  Resort management services.....................        1,399         1,656         1,759           422           404
  Sales and marketing............................       83,347       104,952       137,752        30,580        43,231
  General and administrative.....................       17,180        25,234        31,686         7,250         9,294
  Provision for doubtful accounts and recourse
    liability....................................       11,865        16,100        21,148         4,254         6,751
  Interest.......................................          353           442           479            47            74
                                                   -----------   -----------   -----------   -----------   -----------
        Total costs and operating expenses.......      162,203       216,995       267,538        57,144        85,802
                                                   -----------   -----------   -----------   -----------   -----------
Income before income taxes.......................       38,754        57,131        70,100        16,050        19,175
  Income tax expense.............................       14,723        22,258        27,241         6,380         7,394
                                                   -----------   -----------   -----------   -----------   -----------
Net income.......................................  $    24,031   $    34,873   $    42,859   $     9,670   $    11,781
                                                   ===========   ===========   ===========   ===========   ===========
Net income per share of common stock:
  Basic..........................................  $      0.92   $      1.36   $      1.69   $      0.38   $      0.47
  Diluted........................................  $      0.92   $      1.35   $      1.68   $      0.38   $      0.46
Shares used in computing net income per share of
  common stock:
  Basic..........................................   26,119,227    25,694,850    25,372,062    25,454,404    25,215,096
  Diluted........................................   26,125,037    25,765,431    25,454,527    25,553,636    25,496,248
OPERATING DATA:
Number of resorts (at end of period).............           24            31            41            31            44
Number of units (at end of period)...............        1,272         1,635         2,093         1,680         2,235
Number of vacation credits sold (in thousands)...      131,058       165,829       215,115        45,883        64,110
Average price per vacation credit sold...........  $      1.28   $      1.34   $      1.36   $      1.37   $      1.37
Number of owners (at end of period)..............       67,982        87,432       112,384        92,413       118,851
Revenues from upgrade sales......................  $    24,710   $    30,316   $    43,538   $     9,993   $    13,362
Total notes receivable portfolio(1)..............  $   307,740   $   389,901   $   502,762   $   412,268   $   538,091
Notes receivable past due 60 days or more (% of
  total portfolio)...............................         1.97%         1.91%         2.29%         1.81%         2.16%
Allowance for doubtful accounts and recourse
  liability (% of total portfolio)...............          6.7%          7.3%          7.7%          7.3%          7.7%

(1) Total notes receivable portfolio includes notes receivable serviced but not owned by Trendwest.

                                                                   MARCH 31, 2001
                                                              -------------------------
                    BALANCE SHEET DATA:                        ACTUAL    AS ADJUSTED(1)
---------------------------------------------------------------------------------------
Cash, including restricted cash(2)..........................  $ 11,540
Gross on balance sheet notes receivable.....................   106,064
Inventories(3)..............................................   123,041
Total assets................................................   386,236
Indebtedness to JELD-WEN....................................    18,974
Other indebtedness(4).......................................    73,914
Shareholders' equity........................................   218,759

(1) As adjusted to give effect to the issuance of       shares of common stock
    and the use of proceeds to repay indebtedness to JELD-WEN incurred to purchase the MountainStar property, subject to the approval of the banks under our revolving line of credit, and to use the balance of the proceeds to reduce amounts outstanding under our revolving line of credit.

(2) Includes restricted cash of $11,093 attributable to deposits received on sales of vacation credits and fractional interests that are held in trust or escrow until the applicable statutory rescission period has expired, amounts received prior to the attainment of the 10% down payment required to recognize the sale and the refundable reservation deposits on MountainStar vacation home sites.

(3) Consisting of $18,246 of vacation credit inventory and $104,795 of construction in progress inventory.

(4) Other indebtedness is comprised of borrowings under our revolving line of credit of $62,228 and mortgage payable of $11,686.

--------------------------------------------------------------------------------

Risk factors

You should carefully consider the following risks and uncertainties before you invest in our common stock. Investing in our common stock involves risk. If any of the following risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. The following risks and uncertainties are not the only ones facing us. Additional risks and uncertainties of which we are unaware or which we currently believe are immaterial could also materially adversely affect our business, financial condition or results of operations. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. See also, "Special note regarding forward-looking statements."

IF WE CANNOT OBTAIN ADDITIONAL DEBT OR EQUITY FINANCING ON AN ONGOING BASIS, WE WILL NOT BE ABLE TO OPERATE OUR BUSINESS AT CURRENT REVENUE OR PROFITABILITY LEVELS.
Because the units are conveyed directly to the Clubs free of any monetary encumbrances, we must pay the full cost of a resort prior to selling any vacation credits attributable to that resort. Likewise, we incur marketing and sales expenses prior to realizing cash proceeds from the sale of vacation credits. Since we generally finance a large percentage of the aggregate purchase price of the vacation credits we sell, we do not generate sufficient cash from sales to provide the necessary capital to pay the costs of developing additional resorts and to replenish working capital. Our principal source of funding cash requirements is borrowing against and selling the receivables from the sale of vacation credits. It is possible that we may not be able to borrow against or to sell these receivables in the future, particularly if we suffer any significant decline in the credit quality of these receivables. If we are unable to obtain sufficient debt or equity financing, our ability to acquire additional resort units will be adversely affected and our profitability from sales of vacation credits may be reduced or eliminated.

IF WE ENCOUNTER DELAYS, EXCESSIVE COSTS OR OTHER DIFFICULTIES IN DEVELOPING AND CONSTRUCTING NEW RESORTS, OUR BUSINESS COULD BE ADVERSELY AFFECTED.
Our future growth and financial success depend to a significant degree on the availability of attractive resort locations and our ability to acquire and develop additional resort units on favorable terms. The number of vacation credits we can sell depends upon the number of resort units that we have transferred to the Clubs. If we do not continually add resort units or if the new units are not located in vacation areas desired by our prospective customers, our sales of vacation credits will suffer.

The acquisition and development of resorts involve risks, including that construction costs may exceed original estimates or construction or permitting may not be completed on schedule, resulting in increased interest expense and delays in the availability for sale of vacation credits. In addition, although our construction activities are generally performed by third-party contractors, it is possible that construction claims may be asserted against us for construction defects and such claims may give rise to liabilities. If we are unable to acquire and develop additional resorts, or face delays or excessive costs in doing so, our ability to sell vacation credits will be impaired and our profits will be reduced.

We currently have purchase agreements, developments in progress or plans to obtain additional resort units that will satisfy our anticipated sales volumes of vacation credits through the end of 2002. It is possible that not all of these units will be acquired or completed on a timely basis or at all, in which event our ability to sell vacation credits would be adversely affected.

OUR OPERATING RESULTS AND FINANCIAL CONDITION WILL BE HARMED IF THE COLLECTIONS FROM OUR INTERESTS IN OUR NOTES RECEIVABLE ARE LESS THAN EXPECTED OR IF PREPAYMENTS EXCEED OUR EXPECTATIONS.
We face certain credit risks related to our customer financing. Although we obtain a security interest in the vacation credits and fractional interests purchased by our customers, we do not verify a prospective

--------------------------------------------------------------------------------
 8

RISK FACTORS
--------------------------------------------------------------------------------

owner's credit history for vacation credit sales. At March 31, 2001, an aggregate of $538.1 million of notes receivable were outstanding and are serviced by us. Of this amount, we had sold approximately $432.0 million. Our retained interest in the notes receivable sold was $54.9 million. We also had unencumbered notes receivable of $51.2 million. When we sell notes receivable through securitization transactions, we retain interest rate differentials, the fair value of which is recorded on our balance sheet as "Residual interest in notes receivable sold." At March 31, 2001, our residual interests were $55.9 million. Although we have no liability for defaults on the notes receivable that are sold, we are at risk for collection of the retained and residual interests in those notes, which interests have a higher collection risk than the $432.0 million of notes receivable sold. The value of our residual interests may also be diminished if actual prepayments exceed our estimates.

At March 31, 2001, approximately $11.8 million, or 2.2% of total receivables serviced of $538.1 million, were past due 60 days or more. Our historical practice has been to voluntarily repurchase defaulted sold notes receivable. We then write off any notes receivable deemed uncollectible and reclaim and return to inventory the related vacation credits or fractional interests that secure such notes receivable. However, we are not able to recover the associated marketing costs and sales commissions and these expenses must be incurred again to resell the vacation credits or fractional interests.

We maintain an allowance for doubtful accounts in respect of the notes receivable we own and an allowance for our recourse liability on notes receivable sold. However, these allowances are estimates and if the amount of our interest in the notes receivable that is ultimately uncollectible materially exceeds the related allowances, our results of operations and financial condition could be harmed.

IF WE ARE NOT ABLE TO OPEN NEW SALES OFFICES, OR IF OUR EXISTING SALES OFFICES DO NOT PERFORM AS WELL AS EXPECTED, OUR BUSINESS WILL BE HARMED.
As the number of potential customers in the geographic area of a sales office who have attended a sales presentation rises, we may have increasing difficulty in attracting additional potential customers to a sales presentation at that office and it may become increasingly difficult to maintain current sales levels at our existing sales offices. We anticipate that a substantial portion of our future sales growth will depend on the opening of additional sales offices. Sales from existing or new sales offices may not meet our expectations. In such event, fixed expenses and excess inventory will need to be promptly reduced in order to avoid significant harm to our business. Our efforts in this respect may not be successful. Further, since we presently depend on telemarketing activity to contact prospects and invite guests to attend a sales presentation, our sales volume could also be reduced if our ability to use this marketing technique is disrupted by government regulation, decreased customer acceptance or otherwise.

IF WE ARE NOT SUCCESSFUL IN EXPANDING INTO NEW MARKET AREAS, OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED.
We intend to expand our resort locations and our sales offices into market areas where we presently do not have operations. Due to our lack of familiarity with these new markets, we could encounter problems in locating and acquiring resort units or in marketing vacation credits that we did not foresee. These problems could lead to decreased sales growth and increased operating costs, thereby decreasing our net income.

IF THE CURRENT ECONOMIC SLOWDOWN INTENSIFIES, PARTICULARLY IN THE WESTERN UNITED STATES, OUR BUSINESS WILL SUFFER.
Economic growth in the United States has decreased during recent months. Any significant worsening in economic conditions or price increases or adverse events related to the travel and tourism industry, such as the cost and availability of fuel, could depress discretionary consumer spending and reduce our sales. Any such economic conditions, including a recession, may also limit the future availability of attractive financing rates for us or our customers which may also materially impact our business. Since our target

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

customers include those with moderate income levels, these individuals may be affected more negatively by an economic downturn than higher income individuals. Thus, adverse changes in general economic conditions may adversely affect our sales of vacation ownership interests and may decrease the collectibility and saleability of the notes receivable we use to finance our operations.

We presently sell vacation credits primarily through off-site sales offices in the western United States. Accordingly, we are particularly vulnerable to regional conditions in this area of the country.

IF INTEREST RATES INCREASE, OUR BUSINESS MAY BE HARMED.
We generally provide financing for a significant portion of the aggregate purchase price of vacation credits and fractional interests sold at a fixed interest rate. We then sell the notes receivable in order to provide liquidity. If interest rates were to increase significantly our net income from financing would be reduced, since we would probably not increase the interest rate offered to finance vacation credit and fractional interest purchases.

THE MARKET FOR RESORT DEVELOPMENT IS HIGHLY COMPETITIVE AND SALES BY OUR COMPETITORS OR RESALES BY OWNERS MAY IMPACT OUR SALES VOLUME AND PRICES.
We compete with other entities engaged in the business of resort development, sales and operation, including vacation interval ownership, condominiums, hotels and motels, for the sales of vacation ownership interests and for the acquisition of resale units. We may not be able to successfully compete against these entities. In addition, resales of vacation credits by owners may compete with our sales of new vacation credits and may inhibit our ability to increase the market price of our vacation credits.

OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF WE DO NOT MANAGE OUR EXPECTED GROWTH PROPERLY.
We have grown rapidly and plan to continue to grow in the future. Rapid increases in the number of owners, the amount of notes receivable and the number of resorts and sales offices will require the acquisition of additional management, administrative and sales personnel and sophisticated technology and control systems to service the increased number of Club owners and prospective customers and to manage our business, which we may not be able to do. If we do not properly manage the Clubs' operations or the servicing of the notes receivable, we could experience increased dissatisfaction by the Clubs' owners, which could lead to lower sales volumes and increased defaults on the notes receivable or in extreme cases, efforts to replace us as manager of the Clubs.

RISKS RELATED TO OUR MOUNTAINSTAR PROJECT
If we are unable to develop the MountainStar development as planned, our ability to recover our investment in the property could be adversely affected. We are currently developing 7,400 acres located 80 miles east of Seattle, Washington. We plan to develop the property as two separate projects: the MountainStar Master Planned Resort and the City of Cle Elum Urban Growth Area.

Plans for the 6,300 acre Master Planned Resort include at least two golf courses, numerous recreational amenities and 4,650 dwelling units. Before we can begin development of the Master Planned Resort, we must finalize the entitlement process with the local government and secure a source of water for the project. The Master Planned Resort land use plan has been approved by the local governmental authorities. The approval of the land use plan was appealed and that appeal was denied in May 2001. A further appeal was filed in late June 2001. We are also working on several strategies to provide adequate water to develop the proposed projects. However, these strategies may not be successful. If the entitlement approval is ultimately overturned on appeal or if we cannot secure an adequate water supply, we will not be able to develop the project as proposed.

--------------------------------------------------------------------------------
 10

RISK FACTORS
--------------------------------------------------------------------------------

The 1,100 acre Urban Growth Area project is planned as a mixed use development including a primary home community, condominiums, an office park, a golf course and apartment units. The City of Cle Elum released the Draft Environmental Impact Statement in March 2001. We do not anticipate that a final Environmental Impact Statement will be approved until the end of 2001, at the earliest. The entitlement process for this project is independent from the entitlement process for the Master Planned Resort. We will also need to secure a water supply for this project. Without the necessary governmental approvals and an adequate water supply, the Urban Growth Area project cannot be completed as planned. In addition, other obstacles to development may arise that will materially alter or prevent completion of the project.

In the event that we cannot develop either or both projects as planned due to our inability to obtain final government approvals, our inability to secure the necessary water supply or for other reasons, we have developed an alternative strategy for disposition. However, in each alternative, the cost, timing and amount of sale proceeds are uncertain and our investment could be impaired if the outcomes are unfavorable.

We do not have experience in the development of comparable communities. We have not previously developed projects of the scope and cost of MountainStar Master Planned Resort and the Urban Growth Area in the City of Cle Elum. Although we have hired project managers who have extensive experience in the development of master planned resorts, we may not be able to retain these individuals throughout the development process. In addition, as development activities increase, we will need to hire other experienced managers, contractors and consultants in order to successfully complete the project. We may not be able to hire all of the personnel we require and we may not be able to retain all of them through the development process. Even with experienced development managers, we may encounter design, development or construction problems and delays that are not anticipated and that may cause the total cost and actual development time of the projects to materially exceed our current estimates. In addition, the eventual selling prices for lots and other developed properties may be below our expectations. In that event, these projects may be less profitable than estimated or may not be profitable at all. In addition, if we experience significant difficulties with these projects, it could further divert management attention from our core business and negatively affect our reputation in the resort industry and make it more difficult to sell vacation credits.

The capital required to complete the projects may not be available on terms that are financially acceptable. The MountainStar Master Planned Resort and the Urban Growth Area project will require substantial capital over many years to complete. We anticipate that we will borrow a substantial portion of the required capital. We do not know if we will be able to borrow that amount or if it will be available on terms that are financially acceptable to us. If the development is delayed or if we do not generate the anticipated revenues from the projects, the increased interest expense as a result of these borrowings will adversely affect our net income and the related indebtedness may negatively affect our financial stability. In addition, if we are required to use a significant portion of the cash flow from our core timeshare business to complete the development or to service the related indebtedness incurred for these projects, our ability to grow our core business could suffer and our results of operations could be adversely affected.

FEDERAL, STATE AND FOREIGN REGULATIONS MAY RESTRICT OUR BUSINESS ACTIVITIES AND OUR BUSINESS MAY BE HARMED IF WE ARE UNABLE TO COMPLY WITH THESE REGULATIONS. Our marketing and sales of vacation credits and other operations are extensively regulated by the federal government and by the states and foreign jurisdictions in which the Clubs' resorts are located and in which vacation credits are marketed and sold.

State and Provincial Regulations. Most U.S. states and Canadian provinces have adopted specific laws and regulations regarding the sale of vacation interval ownership programs. Alaska, Arizona, California, Colorado, Hawaii, Idaho, Kansas, Missouri, Nevada, Oregon, Utah, Washington and British Columbia

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                                                                              11

RISK FACTORS
--------------------------------------------------------------------------------

require us to register the resorts, our vacation program and the number of vacation credits available for sale in such state or province with a designated state or provincial authority and to amend our registration to increase the number of vacation credits registered for sale. Further, we are required to deliver a detailed offering statement describing Trendwest and all material aspects of the project and sale of vacation credits to all new purchasers of vacation credits, together with certain additional information concerning the terms of the purchase. State laws grant the purchaser from three to fifteen calendar days following the later of the date the contract was signed or the date the purchaser received the last of the documents we are required to provide to rescind the contract. Most states also have other laws which regulate our activities, such as real estate licensure laws, laws relating to the use of public accommodations and facilities by disabled persons, sellers of travel licensure laws, anti-fraud laws, advertising laws and labor laws.

Federal Regulations. The Federal Trade Commission has taken an active regulatory role in the vacation interval ownership industry through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which we are or may be subject includes the Truth-In-Lending Act and Regulation Z, the Equal Opportunity Credit Act and Regulation B, the Interstate Land Sales Full Disclosure Act, the Real Estate Standards Practices Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Civil Rights Act of 1964 and 1968, the Fair Housing Act and the Americans with Disabilities Act.

Foreign Regulation. The sale of interval ownership programs in Australia is regulated by the Australian Securities and Investment Commission. Trendwest South Pacific is required to provide a prospectus to potential buyers. This prospectus must be updated at least annually.

Although we believe that we are in material compliance with all federal, state, local and foreign laws and regulations to which we are currently subject, we cannot assure you that we are in fact, in compliance. Any failure to comply with applicable laws or regulations could materially harm our business. In addition, we will continue to incur significant costs to remain in compliance with applicable laws and regulations, and such costs could increase substantially in the future.

WE MAY FACE SIGNIFICANT EXPENSE OR BE REQUIRED TO CEASE OR ALTER OPERATIONS AT PROPERTIES DEVELOPED BY US IF AN ENVIRONMENTAL CONDITION EXISTS OF WHICH WE ARE UNAWARE.
We may be subject to liability under various federal, state, local and foreign environmental laws. These laws generally hold the owner or operator of real property liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. These laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Further, other federal and state laws require the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of construction, demolition, remodeling or renovation, or may require the removal of underground storage tanks. Noncompliance with these and other environmental, health or safety requirements may result in the need to cease or alter operations at our properties. Although we conduct an environmental assessment with respect to the properties we acquire for the Clubs, we have not received a Phase I environmental report for every resort. Further, it is possible that the environmental assessments we have undertaken have not revealed all potential environmental liabilities, or that an environmental condition otherwise exists.

WE MAY NEED TO ADVANCE FUNDS TO THE CLUBS TO REPAIR DAMAGE CAUSED BY UNINSURED LOSSES.
Although the Clubs maintain property and liability insurance for the units at the resorts, this insurance coverage is subject to policy specifications, insured limits and deductibles. In addition, certain types of losses, such as losses arising from war or military action, nuclear hazard or pollution, are generally excluded from the insurance coverage. Should an uninsured loss or loss in excess of insured limits occur,

--------------------------------------------------------------------------------
 12

RISK FACTORS
--------------------------------------------------------------------------------

the Clubs will be required to either (i) remove such units from the vacation credit system, which would result in a proportional dilution of vacation time available for the vacation credits which have been sold, or (ii) pay the related costs of replacement. Although the Clubs may impose a limited amount of special assessments to pay for capital improvements or major repairs, the Clubs may not be able to obtain sufficient funds to pay for all possible capital improvements and major repairs of the units at the resorts through these assessments. In such event, we may need to advance funds to the Clubs to maintain the quality of the resorts in order to maintain owner satisfaction.

OUR PRINCIPAL SHAREHOLDER HAS SIGNIFICANT VOTING POWER AND MAY TAKE ACTIONS THAT MAY NOT BE IN THE BEST INTEREST OF OUR SHAREHOLDERS.
After the sale of all of the shares offered by this prospectus, our principal
shareholder, JELD-WEN, inc. will own approximately      % of the outstanding
shares of common stock. In addition, directors of JELD-WEN own approximately 7.2% of the outstanding common stock. This concentration of ownership gives JELD-WEN control of the election of directors and the management and affairs of the company and sufficient voting power to determine the outcome of all matters submitted to the shareholders for approval, including mergers, consolidations and the sale of all, or substantially all, of our assets.

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                                                                              13

--------------------------------------------------------------------------------

Special note regarding forward-looking statements

This prospectus contains or incorporates by reference forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation statements regarding Trendwest's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to us on the date hereof, and all forward-looking statements in documents incorporated by reference are based on information available to us as of the date of such documents. We assume no obligation to update any such forward-looking statements. Our actual results may differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth under the heading "Risk factors" and elsewhere in this prospectus and incorporated by reference herein.

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 14

--------------------------------------------------------------------------------

Use of proceeds

We estimate that we will receive net proceeds of $     from the sale of
           shares of common stock, at the public offering price of $     per
share, after deducting underwriting discounts and commissions and offering expenses. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

We intend to use approximately $17.7 million of the proceeds to repay amounts borrowed from JELD-WEN to purchase the MountainStar property, subject to the approval of the banks under our revolving line of credit, and to use the balance of the proceeds to reduce amounts outstanding under our revolving line of credit. The indebtedness to JELD-WEN bears interest at 9% per annum and matures on June 1, 2003. The revolving line of credit bears interest at a variable rate equal to LIBOR plus 250 basis points, which at June 26, 2001 was equal to 6.31% per annum. The revolving line of credit expires on August 14, 2003. Amounts repaid to the banks may be reborrowed.

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                                                                              15

--------------------------------------------------------------------------------

Price range of common stock

Our common stock is quoted on the Nasdaq National Market under the symbol "TWRI." The following table sets forth for the periods indicated, the high and low sales price for our common stock, as quoted on the Nasdaq National Market.

                                                               HIGH          LOW
----------------------------------------------------------------------------------
CURRENT YEAR
First Quarter...............................................  $24.75        $14.50
Second Quarter..............................................   29.84         20.76
YEAR ENDED DECEMBER 31, 2000
First Quarter...............................................  $17.00        $12.67
Second Quarter..............................................   17.75         10.63
Third Quarter...............................................   14.00         10.67
Fourth Quarter..............................................   19.00         10.08
YEAR ENDED DECEMBER 31, 1999
First Quarter...............................................  $12.83        $ 7.83
Second Quarter..............................................   16.17         10.00
Third Quarter...............................................   19.00         13.25
Fourth Quarter..............................................   17.75         11.67

Dividend policy

We have never declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends on our common stock in the future. We currently intend to retain future earnings to finance our operations and fund the growth of our business. Our ability to pay dividends is currently restricted by our revolving line of credit. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, contractual restrictions on the payment of dividends and other factors our board of directors deems relevant.

--------------------------------------------------------------------------------
 16

--------------------------------------------------------------------------------

Capitalization

The following table summarizes our capitalization as of March 31, 2001:

+ on an actual basis; and

+ on an adjusted basis to reflect the sale of           shares of our common
  stock offered by this prospectus at the public offering price of $  per share,
  our receipt of net proceeds of $     from such sale, after deducting
  underwriting discounts and commissions and estimated offering expenses, and our application of such proceeds to reduce the amounts outstanding to JELD-WEN, subject to the approval of the banks under our revolving line of credit, and our revolving line of credit.

This capitalization excludes the following shares at March 31, 2001:

+ 1,274,750 shares of common stock that may be issued upon the exercise of outstanding options; and

+ 1,858,111 additional shares of common stock that may be issued under our stock option plans and stock purchase plan.

You should read this information in conjunction with the sections of this prospectus entitled "Selected Combined and Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto included elsewhere in this prospectus.

                                                                  MARCH 31, 2001
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
-------------------------------------------------------------------------------------
                                                              (dollars in thousands)
Debt:
  Due to Parent.............................................  $  1,243
  Note payable to Parent....................................    17,731
  Borrowing under bank line of credit.......................    62,228
  Mortgage payable..........................................    11,686
                                                              --------
         Total debt.........................................    92,888
Shareholders' equity:
  Preferred stock, no par value. Authorized -- 10,000,000
    shares; no shares issued or outstanding.................        --
  Common stock, no par value. Authorized -- 90,000,000
    shares; 25,258,755 shares issued and outstanding,
    actual;           shares issued and outstanding, pro
    forma as adjusted.......................................    55,017
Accumulated other comprehensive loss........................    (1,885)
Retained earnings...........................................   165,627
                                                              --------
         Total shareholders' equity.........................   218,759
                                                              --------
         Total capitalization...............................  $311,647
                                                              ========

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                                                                              17

--------------------------------------------------------------------------------

Selected combined and consolidated financial data

The selected financial data set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The combined and consolidated statement of operations data and the combined and consolidated balance sheet data for and as of the end of each of the years in the five-year period ended December 31, 2000 have been derived from our combined and consolidated financial statements which have been audited by KPMG LLP, independent auditors. The consolidated financial statements as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000, and the report thereon, are included elsewhere in this prospectus. The consolidated statement of operations data for the three-month periods ended March 31, 2000 and 2001 and the balance sheet data at March 31, 2001 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and include all adjustments, consisting only of normal, recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. The operating data and selected quarterly financial data are derived from unaudited information. The historical financial information may not be an accurate indicator of our future performance. Share data and earnings per share figures for all periods presented have been adjusted to reflect the 3 for 2 stock split declared by our board of directors on February 21, 2001.

The selected financial data set forth below is presented on a combined basis for periods prior to June 30, 1997 and includes the accounts of Trendwest Resorts, Inc., TW Holdings, Inc., and Trendwest Funding I, Inc. The financial information for these three entities has been combined as they are entities which were under the common control of JELD-WEN, inc. Effective June 30, 1997, JELD-WEN, inc. transferred all of the outstanding common stock of TW Holdings, Inc. and Trendwest Funding I, Inc. to Trendwest Resorts, Inc. in exchange for 7,790,540 shares of Trendwest Resorts, Inc. common stock resulting in TW Holdings, Inc. and Trendwest Funding I, Inc. becoming wholly-owned subsidiaries of Trendwest Resorts, Inc. (Consolidation Transactions). The selected financial data set forth below is presented on a consolidated basis for periods beginning June 30, 1997 and includes the accounts of Trendwest Resorts, Inc. and its wholly-owned subsidiaries.

--------------------------------------------------------------------------------
 18

                                                                                                      THREE MONTHS ENDED
                                                                     YEAR ENDED DECEMBER 31,                   MARCH 31,
STATEMENT OF             -------------------------------------------------------------------   -------------------------
OPERATIONS DATA:                1996          1997          1998          1999          2000          2000          2001
------------------------------------------------------------------------------------------------------------------------
                                           (dollars in thousands, except per share and operating data)
Revenues:
  Vacation credit and
    fractional interest
    sales, net.........  $   100,040   $   128,835   $   170,817   $   234,315   $   293,130   $    62,513   $    92,576
  Finance income.......        7,143        11,989        13,790        15,243        15,562         4,228         3,424
  Gains on sales of
    notes receivable...        5,673         6,582        10,959        16,265        18,903         3,589         6,255
  Resort management
    services...........        1,501         2,032         2,328         3,710         4,763         1,613           980
  Other................        2,552         2,149         3,063         4,593         5,280         1,251         1,742
                         -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total
          revenues.....      116,909       151,587       200,957       274,126       337,638        73,194       104,977
                         -----------   -----------   -----------   -----------   -----------   -----------   -----------
Costs and operating
  expenses:
  Vacation credit and
    fractional interest
    cost of sales......       27,400        34,569        48,059        68,611        74,714        14,591        26,048
  Resort management
    services...........          859         1,108         1,399         1,656         1,759           422           404
  Sales and
    marketing..........       47,810        59,448        83,347       104,952       137,752        30,580        43,231
  General and
    administrative.....       10,904        13,449        17,180        25,234        31,686         7,250         9,294
  Provision for
    doubtful accounts
    and recourse
    liability..........        7,467         9,077        11,865        16,100        21,148         4,254         6,751
  Interest.............        2,445         1,739           353           442           479            47            74
                         -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total costs and
          operating
          expenses.....       96,885       119,390       162,203       216,995       267,538        57,144        85,802
                         -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before income
  taxes................       20,024        32,197        38,754        57,131        70,100        16,050        19,175
Income tax expense.....        7,348        11,588        14,723        22,258        27,241         6,380         7,394
                         -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net income...........  $    12,676   $    20,609   $    24,031   $    34,873   $    42,859   $     9,670   $    11,781
                         ===========   ===========   ===========   ===========   ===========   ===========   ===========
Net income per share of
  common stock:
  Basic................  $      0.59   $      0.88   $      0.92   $      1.36   $      1.69   $      0.38   $      0.47
  Diluted..............  $      0.59   $      0.88   $      0.92   $      1.35   $      1.68   $      0.38   $      0.46
Shares used in
  computing net income
  per share of common
  stock(1):
  Basic................   21,625,674    23,394,629    26,119,227    25,694,850    25,372,062    25,454,404    25,215,096
  Diluted..............   21,625,674    23,394,629    26,125,037    25,765,431    25,454,527    25,553,636    25,496,248

--------------------------------------------------------------------------------

                                                                                                          THREE MONTHS
                                                                                                                 ENDED
                                                                         YEAR ENDED DECEMBER 31,             MARCH 31,
                                            ----------------------------------------------------   -------------------
             OPERATING DATA:                    1996       1997       1998       1999       2000       2000
------------------------------------------------------------------------------------------------                  2001
Number of resorts (at end of period)......        19         22         24         31         41         31         44
Number of units (at end of period)........       746        928      1,272      1,635      2,093      1,680      2,235
Number of vacation credits sold (in
  thousands)..............................    82,270     99,911    131,058    165,829    215,115     45,883     64,110
Average price per vacation credit sold....  $   1.24   $   1.27   $   1.28   $   1.34   $   1.36   $   1.37   $   1.37
Number of owners (at end of period).......    38,997     51,778     67,982     87,432    112,384     92,413    118,851
Revenues from upgrade sales...............  $ 12,374   $ 19,929   $ 24,710   $ 30,316   $ 43,538   $  9,993   $ 13,362
Total notes receivable portfolio(2).......  $180,323   $242,286   $307,740   $389,901   $502,762   $412,268   $538,091
Notes receivable past due 60 days or more
  (% of total portfolio)..................      1.88%      1.80%      1.97%      1.91%      2.29%      1.81%      2.16%
Allowance for doubtful accounts and
  recourse liability (% of total
  portfolio)..............................       6.2%       6.3%       6.7%       7.3%       7.7%       7.3%       7.7%

                                                                     YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------
          BALANCE SHEET DATA:               1996       1997       1998       1999       2000   MARCH 31,
--------------------------------------------------------------------------------------------     2001
Cash, including restricted cash........  $   802   $  1,289   $  2,360   $  4,747   $  7,605   $ 11,540(3)
Gross on balance sheet notes
  receivable...........................   57,857     90,019    106,900    100,951     95,547    106,064
Inventories............................   16,247     44,534     42,309     45,601    104,218    123,041(4)
Total assets...........................   89,330    151,750    198,498    209,963    347,005    386,236
Indebtedness to JELD-WEN...............   21,316      1,947      5,688         --     18,150     18,974
Other indebtedness.....................    1,055         --     30,000      3,900     60,137     73,914(5)
Shareholders' equity...................   49,744    122,125    141,262    173,715    207,443    218,759

                                                                        2000 QUARTERS ENDED
                                                          -----------------------------------------------
           SELECTED QUARTERLY FINANCIAL DATA:             MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
---------------------------------------------------------------------------------------------------------
Total revenue(6)........................................  $73,194    $82,048     $94,877        $87,519
Total costs and operating expenses(6)...................   57,144     63,907      76,027         70,460
Net income..............................................    9,670     10,952      11,550         10,687
Net income per common share:
  Basic.................................................  $  0.38    $  0.43     $  0.46        $  0.42
  Diluted...............................................  $  0.38    $  0.43     $  0.45        $  0.42

                                                                                      1999 QUARTERS ENDED
                                                          -----------------------------------------------
                                                          MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
---------------------------------------------------------------------------------------------------------
Total revenue(6)........................................  $59,805    $73,195     $71,894        $69,232
Total costs and operating expenses(6)...................   46,308     57,750      57,322         55,615
Net income..............................................    8,144      9,510       8,864          8,355
Net income per common share:
  Basic.................................................  $  0.32    $  0.37     $  0.35        $  0.33
  Diluted...............................................  $  0.32    $  0.37     $  0.34        $  0.32

(1) Includes the 7,790,540 shares issued to JELD-WEN, inc. in connection with the June 30, 1997 Consolidation Transactions for all periods presented.

(2) Total notes receivable portfolio includes notes receivable serviced but not owned by Trendwest.

(3) Includes restricted cash of $11,093 attributable to deposits received on sales of vacation credits and fractional interests that are held in trust or escrow until the applicable statutory rescission period has expired, amounts received prior to the attainment of the 10% down payment required to recognize the sale and the refundable reservation deposits on MountainStar vacation home sites.

(4) Consisting of $18,246 of vacation credit inventory and $104,795 of construction in progress inventory.

(5) Other indebtedness is comprised of borrowings under our revolving line of credit of $62,228 and mortgage payable of $11,686.

(6) Certain reclassifications have been made to prior year amounts to conform to the current presentation.

--------------------------------------------------------------------------------
 20

--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

We market, sell and finance timeshare ownership interests in the form of vacation credits and fractional ownership interests and acquire, develop and manage resorts. We derive revenue primarily from the sale of vacation credits and fractional interests, from the financing of vacation credits and fractional interests and from management fees generated from our management agreement with the Clubs.

Sales of vacation credits, fractional interests and additional vacation credits to current owners (upgrade sales) are recognized on the accrual basis after we have received an executed sales contract and a minimum 10% down payment, and the rescission period (generally three to fifteen days) has passed. In instances where we finance an upgrade sale and the customer does not make an additional cash down payment of at least 10% of the upgrade sale, we use the installment method to recognize revenue. Under the installment method, gross profit on such upgrade sale is deferred and thereafter recognized in proportion to each principal payment received. Revenue is fully recognized on the upgrade sale when the principal collected related to the upgrade sale totals 10% of the amount of the upgrade sale.

We acquire or develop additional resort units and contribute those units to the Clubs, free of monetary encumbrances, thereby creating additional vacation credits for sale. We also acquire or develop resort units for fractional interest sales. Fractional interests represent deeded fixed intervals in condominium units and are not contributed to the Clubs. We assign each new resort unit a specific number of vacation credits based on its vacation use value relative to existing resort units. Acquisition and construction costs associated with the resort units are recorded as construction in process inventory and, when the vacation units are transferred to the Clubs, as vacation credit inventory. Vacation credit and fractional interest cost of sales are expensed as sales are recognized.

We provided financing at fixed interest rates from 9.9 to 14.9% per annum (with an average for U.S. purchases of 14.1%) for terms of up to seven years for vacation credits and ten years for fractional interests. We routinely sell notes receivable to financial institutions and other investors to generate liquidity to acquire or develop new resort units and for working capital. We recognize a gain on the sale of notes receivable at the time of sale equal to the excess of the proceeds received (cash plus residual interest in notes receivable sold) over the allocated carrying value of the notes receivable sold. Residual interest in notes receivable sold represents the present value of the estimated net future cash flows of the payment streams, resulting from the sale of notes receivable, and is carried at fair value of the interests sold with the changes in fair value included in finance income.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 2001
We achieved total revenues of $105.0 million for the three months ended March 31, 2001, compared to $73.2 million for the three months ended March 31, 2000, an increase of 43.4%. The principal reason for the overall improvement was a 39.8% increase in vacation credit sales to $87.4 million for the three

--------------------------------------------------------------------------------
                                                                              21
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

months ended March 31, 2001, from $62.5 million for the three months ended March 31, 2000. In addition, $5.2 million in fractional interest sales from the Depoe Bay, Oregon, resort were recognized during the first three months of 2001. No fractional interest sales were recognized in 2000. The increase in vacation credit sales was primarily the result of a 28.6% increase in the number of vacation credits sold in the United States, to 58.9 million for the three months ended March 31, 2001, from 45.8 million for the three months ended March 31, 2000. This increase was largely attributable to continued improvement in existing sales offices, improved performance in the new offices opened during 2000, and increased upgrade sales. We opened the following sales offices during the first quarter of March 31, 2001, which had no material effect on revenues during the quarter:

                          LOCATION                               OPENED      ON/OFF-SITE
----------------------------------------------------------------------------------------
Steamboat, CO...............................................  January, 2001    On-site
Roslyn, WA..................................................  January, 2001   Off-site
Englewood, CO...............................................  March, 2001     Off-site
Overland Park, KS...........................................  March, 2001     Off-site
Branson, MO.................................................  March, 2001      On-site
Sydney, NSW*................................................  March, 2001     Off-site

* Trendwest South Pacific sales office

Revenues from upgrade sales increased 34.0% to $13.4 million for the three months ended March 31, 2001, from $10.0 million for the three months ended March 31, 2000. The increase in upgrade sales reflects the continuing satisfaction on the part of Club owners and the ongoing growth in the owner base.

In the United States, the average price per vacation credit sold increased to $1.41 per credit for the three months ended March 31, 2001, versus $1.37 per credit for the three months ended March 31, 2000, primarily as a result of a $0.05 increase in the selling price of vacation credits effective July 1, 2000, and a $0.05 increase in the price of upgrade vacation credits effective September 1, 2000. The average price per Vacation Credit in the South Pacific increased to $0.88 for the three months ended March 31, 2001, up from $0.73 per credit at March 31, 2000. This can be attributed to a price increase, and fluctuations in the US dollar to Australian dollar exchange rate.

For the quarter ended March 31, 2001, financing activities (finance income and gains on sale of notes receivable) generated $9.7 million in revenues, compared to $7.8 million in the same quarter last year, a 24% increase. This increase is largely due to increased gains on sales of notes receivable. Gains increased due to increased sales of notes receivable. In addition, interest rates fell during the quarter, increasing the net interest spread and thus increasing the gains recognized.

Resort management services contributed $1.0 million to total revenues, down from last year's $1.6 million as higher utility costs at western resorts and higher labor costs negatively affected the Clubs' profits on which the management fee is based. We are currently evaluating various profit improvement initiatives to bring management fees more in line with prior periods.

Vacation credit and fractional interest cost of sales, as a percentage of vacation credit and fractional interest sales, was 28.1% for the three months ended March 31, 2001, versus 23.4% for the three months ended March 31, 2000. This increase is a result of the higher cost of sales of fractional interest sold during 2001, as well as the lower cost of the units at Fiji and at Rancho Vistoso in Arizona contributed to the Clubs during the first quarter of 2000, both of which had product costs lower than our historical average. We expect to recognize the remaining incremental revenue from the fractional sales program at the second phase of Depoe Bay, with its higher product cost as a percentage of sales, by the end of the third quarter, with most of this revenue being recognized in the second quarter.

--------------------------------------------------------------------------------
 22
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

Sales and marketing costs, as a percentage of vacation credit and fractional interest sales, were 46.7% for the three months ended March 31, 2001, as compared to 49.0% for the three months ended March 31, 2000. This decrease was due to fractional interest sales which have lower relative sales and marketing costs, offset by higher product cost.

General and administrative expenses increased 27.4% to $9.3 million for the three months ended March 31, 2001, from $7.3 million for the three months ended March 31, 2000. As a percentage of total revenue, general and administrative costs decreased to 8.9% for the three months ended March 31, 2001, versus 10.0% for the three months ended March 31, 2000. In the first quarter of 2000, we incurred start-up costs for the new Midwest and South Pacific regions without the corresponding benefit of sales.

Provision for doubtful accounts and recourse liability, as a percentage of vacation credit and fractional interest sales, was 7.3% for the first quarter of 2001 versus 6.9% for the comparable period last year. This increase was the result of a higher mix of sales in newer sales offices with expected default rates higher than our average historical experience.

We maintain an allowance for doubtful accounts in respect of the notes receivable owned by us and an allowance for recourse liability in respect of the notes receivable that we have sold. The aggregate amount of these allowances at March 31, 2001 and December 31, 2000, were $41.4 million, and $38.9 million, respectively, both representing approximately 7.7% of the total portfolio of notes receivable serviced at those dates. No assurance can be given that these allowances will be adequate, and if the amount of the notes receivable that are ultimately written off materially exceed the related allowances, our business, results of operations and financial condition could be materially adversely affected.

We estimate our allowance for doubtful accounts and recourse liability by analysis of bad debts by each sales site by year of note receivable origination. We use this historical analysis, in conjunction with other factors such as local economic conditions and industry trends in estimating the allowance for doubtful accounts and recourse liability. We also utilize experience factors of more mature sales sites in establishing the allowance for bad debts at new sales offices. We generally charge off all receivables when they become 180 days past due and return the credits associated with such charge-offs to inventory. At March 31, 2001 and December 31, 2000, 2.2% and 2.3% of the total receivables portfolio serviced of $538.1 million and $502.8 million, respectively, were more than 60 days past due.

YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 2000
For the year ended December 31, 2000, we achieved total revenues of $337.6 million compared to $274.1 million for the year ended December 31, 1999, an increase of 23.2%. The principal reasons for the overall improvement was vacation credit sales increasing 32.6% to $293.1 million for the year ended December 31, 2000, from $221.0 million for the year ended December 31, 1999, and additional gains on sales of notes receivable. Total revenue in 2000 and 1999 included fractional interest sales of $0 and $13.3 million, respectively. The increase in vacation credit sales was primarily the result of an increase in vacation credits sold to 215.1 million for the year ended December 31, 2000, from 165.8 million for the year ended December 31, 1999, a 29.7% increase. This increase was largely attributable to the maturation of four sales offices opened in 1999, the opening of eleven new sales offices during 2000, continued strong

--------------------------------------------------------------------------------
                                                                              23
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

improvement at more mature sales offices, and considerably increased upgrade sales. The following table summarizes the sales offices opened during 2000:

                          LOCATION                                OPENED        ON/OFF SITE
-------------------------------------------------------------------------------------------
Oceanside, CA...............................................  January, 2000      Off-site
Pinetop, AZ.................................................  February, 2000      On-site
Fiji*.......................................................  March, 2000         On-site
Novato, CA..................................................  May, 2000          Off-site
Las Vegas, NV...............................................  May, 2000          Off-site
St. Louis, MO...............................................  May, 2000          Off-site
St. George, UT..............................................  June, 2000          On-site
Brisbane 1, QLD*............................................  June, 2000         Off-site
Brisbane 2, QLD*............................................  October, 2000      Off-site
Reno, NV....................................................  November, 2000      On-site
Fairbanks, AK...............................................  December, 2000     Off-site

-------------------------
* Trendwest South Pacific sales offices

Revenues from upgrade sales increased 43.6% to $43.5 million for the year ended December 31, 2000, from $30.3 million for the year ended December 31, 1999. We believe this increase was due to the continued growth of resorts, the owners' continued satisfaction with the WorldMark product and effective sales efforts. The average price per vacation credit sold increased to $1.36 for the year ended December 31, 2000, from $1.34 for the year ended December 31, 1999, reflecting the increase in the selling price of vacation credits for new sales effective July 1, 2000, and in the selling price of upgrade vacation credits effective September 1, 2000.

Finance income increased 2.6% to $15.6 million for the year ended December 31, 2000, from $15.2 million for the year ended December 31, 1999. Finance income increased at a smaller rate compared to prior years because of the lower average on-balance sheet receivables balances resulting from increased sales of notes receivable. In addition, after an analysis of the discount rates used in calculating the residual interest in notes receivable sold, we increased the discount rate from 12.25% to 13.50%. This resulted in a negative mark-to-market adjustment on the residual interest and a corresponding charge to finance income.

Gains on sales of notes receivable increased 16.0% to $18.9 million for the year ended December 31, 2000, from $16.3 million for the year ended December 31, 1999. This increase reflects an increase in the principal balance of notes receivable sold in 2000, up 35.5% to $211.8 in 2000 from $156.3 million in 1999, offset by lower interest rate spreads in 2000.

Vacation credit and fractional interest cost of sales increased to $74.7 million for the year ended December 31, 2000, from $68.6 million for the year ended December 31, 1999, an increase of 8.9%. As a percentage of vacation credit and fractional interest sales, vacation credit and fractional interest cost of sales decreased to 25.5% for the year ended December 31, 2000, from 29.3% for the year ended December 31, 1999. This decrease is due to the higher product cost of the fractional interest sales recognized in 1999, as well as below-average product cost for the Fiji and Vistoso projects completed in 2000.

Sales and marketing costs increased 31.2% to $137.8 million for the year ended December 31, 2000, from $105.0 million for the year ended December 31, 1999. As a percentage of vacation credit and fractional interest sales, sales and marketing costs increased to 47.0% for the year ended December 31, 2000, from 44.8% for the year ended December 31, 1999. This increase is attributable to two factors. First, the fractional interest sales in 1999 had lower sales and marketing costs which are offset by higher product cost. Second, the start-up costs for the eleven sales offices opened in 2000 were all absorbed during the

--------------------------------------------------------------------------------
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
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

year, and these sales offices have a lower closing rate during their start-up phase than our seasoned offices, which increases marketing costs as a percentage of sales.

General and administrative expenses increased 25.8% to $31.7 million for the year ended December 31, 2000, from $25.2 million for the year ended December 31, 1999. As a percentage of total revenues, general and administrative expenses increased to 9.4% for the year ended December 31, 2000, from 9.2% for the year ended December 31, 1999. This increase is the result of increases in the infrastructure, both at the corporate and regional levels, to support the continued growth of the company and fully expensing start-up costs for the new regions and sales offices opened during the year.

Provision for doubtful accounts and recourse liability increased 31.1% to $21.1 million for the year ended December 31, 2000, from $16.1 million for the year ended December 31, 1999. As a percentage of vacation credit and fractional interest sales, the provision increased to 7.2% versus 6.9% in 1999. This increase was the result of a higher mix of sales in newer sales offices with expected default rates higher than our historical experience.

YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1999
For the year ended December 31, 1999, we achieved total revenues of $274.1 million compared to $201.0 million for the year ended December 31, 1998, an increase of 36.4%. The principal reasons for the overall improvement were vacation credit sales increasing to $221.0 million for the year ended December 31, 1999, from $170.8 million for the year ended December 31, 1998, fractional interest sales of $13.3 million and additional gains on sales of notes receivable. The fractional interest sales program commenced pre-selling of fractional interests at the Depoe Bay resort on the Oregon Coast in October 1998. We exercised our purchase option in April of 1999, and began recognizing revenue from the pre-sales at that time and completed the sale of all 377 interests by October, 1999. The increase in vacation credit sales was primarily the result of an increase in vacation credits sold to 165.8 million for the year ended December 31, 1999, from 131.1 million for the year ended December 31, 1998, a 26.5% increase. The increase in vacation credits sold was largely attributable to the maturation of seven sales offices opened in 1998, opening four new sales offices during 1999, continued strong improvement at more mature sales offices and increased upgrade sales. The following table summarizes the sales offices opened during 1999:

                          LOCATION                                OPENED        ON/OFF SITE
-------------------------------------------------------------------------------------------
Bear Lake, UT...............................................  July, 1999          On-site
Vistoso, AZ.................................................  August, 1999        On-site
                                                              September,
Anchorage, AK...............................................  1999               Off-site
Boise, ID...................................................  November, 1999     Off-site

Revenues from upgrade sales increased 22.7% to $30.3 million for the year ended December 31, 1999, from $24.7 million for the year ended December 31, 1998. We believe this increase was due to the continued growth of resorts, the owners' continued satisfaction and effective sales efforts. The average price per vacation credit sold increased to $1.34 for the year ended December 31, 1999 from $1.28 for the year ended December 31, 1998, reflecting the increase in the selling price of vacation credits effective June 28, 1999.

Finance income increased 10.1% to $15.2 million for the year ended December 31, 1999, from $13.8 million for the year ended December 31, 1998. Gains on sales of notes receivable increased 48.2% to $16.3 million for the year ended December 31, 1999, from $11.0 million for the year ended December 31, 1998. This reflects a similar increase in the principal balance of notes receivable sold in 1999, up 49.4% to $156.3 in 1999, from $104.6 million in 1998. In August 1999, we completed a $160 million asset backed securitization to fix interest rates on a significant portion of the notes receivable portfolio. The securitization reduced our interest rate risk in the future, if interest rates were to increase. Both gains on sales of

--------------------------------------------------------------------------------
                                                                              25
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

notes receivable and finance income were negatively impacted during the year because of rising interest rates reducing the net interest spread.

Vacation credit and fractional interest cost of sales increased to $68.6 million for the year ended December 31, 1999, from $48.1 million for the year ended December 31, 1998, an increase of 42.6%. As a percentage of vacation credit and fractional interest sales, vacation credit and fractional interest cost of sales increased to 29.3% for the year ended December 31, 1999, from 28.2% for the year ended December 31, 1998. This increase is due to fractional interest sales in 1999, which have a higher product cost offset by lower sales and marketing costs.

Sales and marketing costs increased 26.1% to $105.0 million for the year ended December 31, 1999, from $83.3 million for the year ended December 31, 1998. As a percentage of vacation credit and fractional interest sales, sales and marketing costs decreased to 44.8% for the year ended December 31, 1999, from 48.8% for the year ended December 31, 1998. This decrease is attributable to several factors. First, fractional interest sales, which occurred in 1999, have lower sales and marketing costs which are offset by higher product cost. Second, the seven sales offices opened in 1998 continue to season and all have higher sales closing percentages in 1999, which reduces marketing costs as a percentage of sales. Finally, our more mature sales offices continued to perform strongly in terms of sales closing percentages.

General and administrative expenses increased 46.5% to $25.2 million for the year ended December 31, 1999, from $17.2 million for the year ended December 31, 1998. As a percentage of total revenues, general and administrative expenses increased to 9.2% for the year ended December 31, 1999, from 8.6% for the year ended December 31, 1998. This increase is the result of increases in the infrastructure, both at the corporate and regional levels, to support the continued growth of the company; increased expenditures in information systems to remediate the Year 2000 issue and start-up costs for the Midwest, Las Vegas and South Pacific regions.

Provision for doubtful accounts and recourse liability increased 35.3% to $16.1 million for the year ended December 31, 1999, from $11.9 million for the year ended December 31, 1998. As a percentage of vacation credit and fractional interest sales, the provision remained comparable at 6.9% and 7.0% in 1999 and 1998, respectively.

LIQUIDITY AND CAPITAL RESOURCES
We generate cash principally from down payments on sales of vacation ownership interests which are financed, cash sales of vacation ownership interests, principal and interest payments on notes receivable, and proceeds from sales of notes receivable and other borrowings.

During the year ended December 31, 2000, net cash used in operating activities was $47.9 million. Cash flows from operating activities resulted primarily from the sale and repayment of notes receivable of $269.7 million and net income of $42.9 million. Cash used in operating activities was principally due to issuance of notes receivable of $261.0 million to finance the purchase of vacation credits, purchases of notes receivable of $22.2 million, the acquisition and continuing development of the MountainStar development of $37.2 million, and an increase in inventory of $60.4 million due to additional construction in progress to meet increasing sales demand. Inventory levels in 1999 were unusually low, requiring additional expenditures in 2000.

During the three months ended March 31, 2001 and 2000, cash (used in) provided by operating activities was ($12.6) million and $8.6 million, respectively. Cash used in operating activities increased principally due to the increased issuance of notes receivable and increased expenditures for inventory. For the three months ended March 31, 2001, cash provided by operating activities resulted primarily from sales and repayments of notes receivable of $66.3 million, an increase in accounts payable and accrued liabilities of $4.4 million, an increase in taxes payable of $5.6 million, and net income of $11.8 million. For the three months ended March 31, 2001, cash used in operating activities was principally for the issuance and

--------------------------------------------------------------------------------
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
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

purchase of notes receivable of $83.3 million, and an increase in inventory of $20.9 million. For the three months ended March 31, 2000, cash provided by operating activities resulted primarily from sales and repayments of notes receivable of $58.9 million, an increase in taxes payable of $6.3 million, and net income of $9.7 million. For the three months ended March 31, 2000, cash used in operating activities was principally for the issuance and purchase of notes receivable of $59.3 million to finance the purchase of vacation credits by owners, and an increase in inventory of $6.4 million.

Cash used in investing activities for the year ended December 31, 2000, was $6.6 million. Cash used in investing activities was the result of purchases of furniture, fixtures and data processing equipment to support our expansion and growth.

Net cash used in investing activities for the three months ended March 31, 2001 and 2000, was $2.4 million and $1.2 million, respectively. Cash used in investing activities for the three months ended March 31, 2001, was the result of leasehold, furniture, and equipment purchases to support the new sales offices opened to support expansion of both US and South Pacific operations. Cash used in investing activities for the three months ended March 31, 2000, was the result of furniture and equipment purchases to support our ongoing growth.

Net cash provided by financing activities for the year ended December 31, 2000, was $53.4 million. Cash provided by financing activities was principally the result of increased borrowings under our bank line of credit and other of $48.4 million, the issuance of a mortgage payable secured by our corporate headquarters of $11.7 million, and issuance of common stock of $0.6 million. Cash used in financing activities was principally the result of a $1.4 million decrease in due to JELD-WEN and $5.9 million to repurchase common stock.

Net cash provided by (used in) financing activities for the three months ended March 31, 2001 and 2000, was $15.1 million and ($7.6) million, respectively. For the three months ended March 31, 2001, cash provided by financing activities was principally the result of an increase in net borrowings under the bank line of credit and other of $13.4 million, issuance of common stock of $0.9 million, and an increase in due to JELD-WEN of $0.8 million. For the three months ended March 31, 2000, cash used in financing activities was principally the result of a decrease in net borrowings under the bank line of credit of $3.9 million, repurchase of common stock of $2.6 million, and decrease in receivable from JELD-WEN of $1.3 million.

Based on our current sales projections for 2002, we anticipate spending $105.8 million for inventory during the last three quarters of 2001. We plan to fund these expenditures with cash generated from operations, borrowings on the bank line of credit and further sales and securitizations of notes receivable. The amount of capital expenditures with respect to the MountainStar development will depend on the timing of approval of our water rights transfers and final resolution of litigation regarding our entitlements. We anticipate that we will fund the MountainStar development through a traditional bank loan. The acquisition of new resort sites and properties is an ongoing process and availability of certain properties in desired locations could result in increased expenditures for such activities. We believe that, with respect to our current operations, cash generated from operations, future borrowings and sales of notes receivable, will be sufficient to meet our working capital and capital expenditure needs through the end of 2001.

At March 31, 2001, there were 56.7 million vacation credits available for sale. Through the end of 2001 we expect to add approximately 240.8 million vacation credits. With the addition of these vacation credits, the completion of other projects in progress, the acquisition of new resorts and the expansion of existing resorts for the Clubs, we believe we have an adequate supply of credits available to meet our planned growth through 2002.

--------------------------------------------------------------------------------
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

Since completed units at various resort properties are acquired or developed in advance and we finance a significant portion of the purchase price of vacation credits, we continually need funds to acquire and develop property, to carry notes receivable contracts and to provide working capital. We have historically secured additional funds through the sale of notes receivable, borrowings on a revolving line of credit and loans from JELD-WEN.

CORPORATE FINANCE

OVERVIEW

We finance our business principally from the sale of notes receivable and borrowings under our bank line of credit. Notes receivable are sold into our short-term warehouse facility monthly. These sales are done at variable interest rates. The warehouse facility is used to accumulate an efficient size of contracts (generally $125 million to $175 million) for a private placement. Once an adequate size is reached, a private placement of the notes receivable previously sold is undertaken. The proceeds from the private placement are used to pay down the warehouse facility and fix interest rates at the time of the placement so that we are match funded on that portion of the notes receivable portfolio. We use our revolving line of credit to fill cash needs in between sales of notes receivable to the warehouse facility.

WAREHOUSE FACILITY
TW Holdings III, Inc. (TW III), a wholly-owned special purpose finance company, was formed in January 2000. We have a 364-day, $150 million receivables warehouse facility funded by a commercial paper conduit. As of March 31, 2001, total notes receivable of $88.9 million were outstanding and transferred through TW III. TW III's credit agreement is subject to annual renewals with the present commitment expiring on January 15, 2002. In the event of non-renewal of the commitment, we would not be able to sell additional notes receivable to TW III.

PRIVATE PLACEMENTS
In 1996, we sold through Trendwest Funding I, certain notes receivable to a limited liability company (LLC) in exchange for cash, a subordinated note payable from the LLC and a residual interest in the excess cash flows of the LLC. The LLC issued $70.0 million of senior notes, series 1996-1 to private institutional investors. The notes were rated "A" by Fitch IBCA, Inc., and were issued at a fixed rate of 7.42%.

In March 1998, we formed a wholly-owned special purpose company, Trendwest Funding II, Inc (TRI Funding II). At the same time, we sold certain notes receivable to TRI Funding II for cash, a subordinated note payable from TRI Funding II and a residual interest in the excess cash flows of TRI Funding II. TRI Funding II issued $130.4 million in two classes of senior and subordinated notes to institutional investors. The 1998-1, Class A notes were issued for $125.0 million and the 1998-1, Class B notes were issued for $5.4 million. The Class A notes and Class B notes were rated "A" and "BBB" by Fitch IBCA, Inc., and were issued at fixed rates of 6.88% and 7.98%, respectively.

In August 1999, we formed TRI Funding III, Inc. (TRI Funding III), a special purpose finance company. At the same time, we sold certain notes receivable to TRI Funding III, for cash, a subordinated note payable from TRI Funding III and a residual interest in the excess cash flows of TRI Funding III. TRI Funding III issued six classes of fixed-rate notes for a ten-year term purchased by institutional investors. Duff & Phelps Credit Rating Agency and Fitch IBCA, Inc rated the Class A, B, and C Notes, with Fitch IBCA rating the Class D Notes. The Notes consisted of three time-tranched Class A Notes, $104.4 million rated "AAA", Class B Notes, $18.2 million rated "AA", Class C Notes, $19.9 million rated "A", and Class D Notes, $17.4 million rated "BBB". The notes were issued at a weighted average interest rate of 7.49%.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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--------------------------------------------------------------------------------

In November 2000, we formed TRI Funding IV, Inc. (TRI Funding IV), a special purpose finance company. At the same time, we sold certain notes receivable to TRI Funding IV for cash, a subordinated note payable from TRI Funding IV and a residual interest in the excess cash flows of TRI Funding IV. TRI Funding IV issued four classes of fixed-rate notes for a ten-year term purchased by institutional investors. Moody's Investor Service, Inc. and Fitch, Inc. rated the Class A, B, and C Notes. The Notes consisted of two time-tranched Class A Notes, $98.5 million rated "Aaa" by Moody's and "AAA" by Fitch, Class B Notes, $39.4 million rated "A2" by Moody's and "AA-" by Fitch, and Class C Notes, $25.1 million rated "Baa3" by Moody's and "BBB+" by Fitch. The notes were issued at a weighted average interest rate of 7.76%.

We use special purpose finance companies for our securitization transactions. The proceeds we receive in the securitizations are less than the full face amount of the notes receivable transferred to the special purpose finance companies. The difference is recorded as an asset on our balance sheet included in notes receivable and represents our retained interest in notes receivable sold. Our retained interest is subordinated to the payment requirements of the holders of the securitized interests under certain conditions.

We have limited involvement with derivative financial instruments and use them only to manage well-defined interest rate risks. They are not used for trading purposes. At times, we enter into forward interest rate swap agreements, interest rate cap agreements and forward exchange contracts to hedge the effects of fluctuations in interest rates and foreign currency exchange rates related to anticipated sales of notes receivable and purchases of resort properties, respectively.

REVOLVING CREDIT FACILITIES AND OTHER
We are party to a three-year, $85 million revolving credit agreement with a group of banks which is secured by a first mortgage on the MountainStar property. This agreement also allows for borrowings in Australian dollars up to a maximum of $25 million US dollar equivalent. The agreement provides for borrowings at either a reference rate or at LIBOR rates plus the applicable margin for the level of borrowings outstanding. The agreement also requires a quarterly commitment fee of 0.30% to 0.50% based on the usage level of the total commitment. Available borrowings under the agreement are subject to a borrowing base which is a percentage of notes receivable and inventory, including property under development. Borrowings outstanding at March 31, 2001 and December 31, 2000, were $62.2 million and $48.4 million, respectively, at weighted average interest rates of 7.60% and 8.48%.

On November 21, 2000, we closed a mortgage payable for $11.7 million. The mortgage is secured by our corporate headquarters building located in Redmond, Washington. The mortgage amortizes over a 30-year period and carries an interest rate of 8.29%. The mortgage has monthly principal and interest payments and a balloon principal payment due upon maturity of the loan in December 2010. The outstanding principal balance at March 31, 2001, related to this loan was $11.7 million.

We have a $10 million open line of credit with our parent corporation, JELD-WEN, inc., which bears interest at prime plus 1.25% (9.25% at March 31, 2001) per annum and is payable on demand. As of March 31, 2001 outstanding borrowings under this agreement were $1.2 million. We periodically lend excess funds to Jeld-Wen at the prime rate minus 1.75% (6.25% at March 31, 2001). At March 31, 2001, there were no amounts outstanding under this agreement.

RECENT ACCOUNTING PRONOUNCEMENTS
In September 2000, the FASB issued SFAS No. 140, which replaces SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and rescinds SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125. SFAS 140 revises SFAS 125's standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of the SFAS 125's provisions without reconsideration. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. We have adopted the new disclosures required under SFAS 140 as of December 31, 2000. SFAS 140 is to be applied prospectively with certain exceptions. SFAS 140 is not expected to have a material impact on our consolidated results of operations or financial position.

Effective January 1, 2001, we have adopted Financial Accounting Standards Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities," ("FAS 133") which requires that all derivative instruments be recorded on the balance sheet at fair value. The adoption of FAS 133 did not have a material effect as of the adoption date of January 1, 2001, nor for the period ended March 31, 2001. On the date derivative contracts are entered into, we designate the derivative as either (a) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), (b) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), (c) a hedge of a net investment in a foreign operation (net investment hedge), or (d) a non-accounting hedge. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair value hedge transactions, changes in fair value of the derivative instrument are generally offset in the income statement by changes in the fair value of the item being hedged. For cash-flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income to the extent of effectiveness. For net investment hedge transactions, changes in the fair value are recorded as a component of the foreign currency translation account that is also included in other comprehensive income.

The gains and losses on cash flow hedge transactions that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. The ineffective portions of all hedges are recognized in current period earnings. From time to time, we acquire resorts outside of the United States, where payment for the resort is denominated in a foreign currency. It is our policy to assess such transactions and ensure that any foreign exchange risks associated with the transaction are appropriately managed. As a result of this, we periodically enter into economic hedges by purchasing foreign exchange contracts as a hedge against foreign denominated commitments to purchase resort properties. As of March 31, 2001, we had foreign exchange contracts with notional amounts of approximately CDN $2.1 million at a rate of $1.4955 CDN/US and CDN $16.9 million at a rate of $1.4905 CDN/US for fixed purchase commitments. The impact of recording the fair values of the forward contracts was $408,000, net of $257,000 tax benefit, and has been included in other comprehensive loss for the quarter.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
We are exposed to interest rate changes primarily as a result of our financing of timeshare purchases, the sale and securitization of notes receivable and borrowing under revolving lines of credit. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to reduce overall borrowing costs. To achieve our objectives, we borrow funds, or sell notes receivable primarily at fixed rates and may enter into derivative financial instruments such as interest rate swaps, caps and treasury locks in order to mitigate our interest rate risk on a related financial instrument.

The functional currency of our Australian operations is the Australian dollar. The Australian operations are funded through the $85 million credit facility, which has an Australian dollar sub-limit of up to $25 million US dollar equivalent. We are also subject to foreign currency exchange rate risk when developing resort properties denominated in a foreign currency. As we continue expanding our operations worldwide, there will be additional exposure to foreign currency exchange rate risk. We occasionally enter into foreign exchange contracts to reduce exposure to exchange rate risk. In January 2001, we entered

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

into a forward exchange contract, to receive CDN $2.1 million at a rate of $1.4955 CDN/US on July 3, 2001, and CDN $16.9 million at a rate of $1.4905 CDN/US on September 30, 2002. We are also exposed to credit losses in the event of nonperformance by the counterparties to our foreign exchange contracts. We do not obtain collateral to support financial instruments but monitor the credit standing of the counterparties.

We do not maintain a trading account for any class of financial instrument, we do not purchase high risk derivative instruments and are not directly subject to commodity price risk.

The tables below provide information as of December 31, 2000 and 1999, about our financial instruments that are sensitive to changes in interest rates. The tables present estimated principal cash flows and related weighted average interest rates by expected maturity dates. The actual cash flows may differ from these amounts due to prepayments, sales and defaults of notes receivable. There have been no material changes to our exposure to market risk since December 31, 2000.

                                     BY EXPECTED MATURITY YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------    AFTER                FAIR
                                     2001       2002      2003      2004      2005      2005     TOTAL     VALUE
-----------------------------------------------------------------------------------------------------------------
                                                               (dollars in thousands)
2000:
Cash:
  Amounts Maturing................  $   404        --        --        --        --        --       404       404
  Weighted Average interest
    rate..........................       --        --        --        --        --        --        --        --
Restricted cash:
  Amounts Maturing................  $ 7,201        --        --        --        --        --     7,201     7,201
  Weighted Average interest
    rate..........................       --        --        --        --        --        --        --        --
Notes receivable (1):
  Amounts Maturing................  $10,561    11,582    12,087    12,198    11,965    19,144    77,537    77,537
  Weighted Average interest
    rate..........................    14.10%    14.10%    14.10%    14.10%    14.10%    14.10%    14.10%    14.10%
Residual interest in notes
  receivable sold:
  Fixed rate (2):
    Amounts Maturing..............  $12,306    11,670     8,942     6,269     3,634     2,437    45,258    45,258
    Weighted Average interest
      rate........................     6.54%     6.54%     6.54%     6.54%     6.54%     6.54%     6.54%     6.54%
  Variable rate (3):
    Amounts Maturing..............  $ 1,619     1,532     1,283     1,097       678       576     6,785     6,785
    Weighted Average interest
      rate........................     6.80%     6.80%     6.80%     6.80%     6.80%     6.80%     6.80%     6.80%
Due to Parent:
  Amounts Maturing................  $   419        --        --        --        --        --       419       419
  Weighted Average interest
    rate..........................    10.50%       --        --        --        --        --     10.50%    10.50%
Recourse liability on notes sold:
  Amounts Maturing................  $ 5,962     5,652     4,378     3,154     1,846     1,290    22,282    22,282
  Weighted Average interest
    rate..........................       --        --        --        --        --        --        --        --
Note payable to Parent:
  Amounts Maturing................  $ 4,433     8,865     4,433        --        --        --    17,731    17,731
  Weighted Average interest
    rate..........................     9.00%     9.00%     9.00%       --        --        --      9.00%     9.00%
Mortgage payable:
  Amounts Maturing................  $    78        85        93        98       109    11,237    11,696    11,696
  Weighted Average interest
    rate..........................     8.29%     8.29%     8.29%     8.29%     8.29%     8.29%     8.29%     8.29%
Borrowings under bank line of
  credit:
  Amount Maturing.................  $48,441        --        --        --        --        --    48,441    48,441
  Weighted Average interest
    rate..........................     8.48%       --        --        --        --        --      8.48%     8.48%

(1)  Excludes deferred gross profit.

(2) Fixed interest rates represent the differential between the contract interest rate on notes receivable sold and the interest rate paid to purchasers of the notes receivable.

(3) Variable interest rates represent the differential between the contract interest rate on notes receivable sold and the required yield.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

                                     BY EXPECTED MATURITY YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------    AFTER                FAIR
                                     2000       2001      2002      2003      2004      2004     TOTAL     VALUE
-----------------------------------------------------------------------------------------------------------------
                                                               (dollars in thousands)
1999:
Cash:
  Amounts Maturing................  $ 1,760        --        --        --        --        --     1,760     1,760
  Weighted Average interest
    rate..........................       --        --        --        --        --        --        --        --
Restricted cash:
  Amounts Maturing................  $ 2,987        --        --        --        --        --     2,987     2,987
  Weighted Average interest
    rate..........................       --        --        --        --        --        --        --        --
Notes receivable (1):
  Amounts Maturing................  $10,363    11,504    12,568    13,127    13,267    24,943    85,772    85,772
  Weighted Average interest
    rate..........................    14.10%    14.10%    14.10%    14.10%    14.10%    14.10%    14.10%    14.10%
Residual interest in notes
  receivable sold:
  Fixed rate (2):
    Amounts Maturing..............  $ 9,675     8,027     6,037     4,220     2,498     2,039    32,496    32,496
    Weighted Average interest
      rate........................     7.07%     7.07%     7.07%     7.07%     7.07%     7.07%     7.07%     7.07%
  Variable rate (3):
    Amounts Maturing..............  $   994       920       745       563       372       175     3,769     3,769
    Weighted Average interest
      rate........................     7.28%     7.28%     7.28%     7.28%     7.28%     7.28%     7.28%     7.28%
Due to Parent:
  Amounts Maturing................  $ 3,058        --        --        --        --        --     3,058     3,058
  Weighted Average interest
    rate..........................     6.50%       --        --        --        --        --      6.50%     6.50%
Recourse liability on notes sold:
  Amounts Maturing................  $ 4,092     3,432     2,601     1,834     1,101       849    13,908    13,908
  Weighted Average interest
    rate..........................       --        --        --        --        --        --        --        --
Borrowings under bank line of
  credit:
  Amount Maturing.................  $ 3,900        --        --        --        --        --     3,900     3,900
  Weighted Average interest
    rate..........................     8.50%       --        --        --        --        --      8.50%     8.50%

(1)  Excludes deferred gross profit.

(2) Fixed interest rates represent the differential between the contract interest rate on notes receivable sold and the interest rate paid to purchasers of the notes receivable.

(3) Variable interest rates represent the differential between the contract interest rate on notes receivable sold and the required yield.

--------------------------------------------------------------------------------
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

--------------------------------------------------------------------------------

Business
We market, sell and finance timeshare vacation ownership interests in the form of vacation credits and fractional ownership interests. We also acquire and develop resorts. The resorts that are part of the Clubs are owned by and operated through the Clubs and managed by us. We presently sell vacation ownership interests in 44 resorts located in the United States, British Columbia, Mexico, Fiji and Australia and operate a network of 41 sales offices in eight western states, Alaska, Kansas, Missouri, Australia and Fiji. At March 31, 2001, we had over 118,000 vacation credit owners.

We sell two types of timeshare vacation ownership interests: vacation credits and fractional ownership interests in vacation properties. Our vacation credit system is a points-based system that allows owners to reserve units at any of the Clubs' resorts, at any time of the year and in increments as short as one day. The use of vacation credits is not tied to any particular resort unit or time period. We believe that the combination of multiple Club resorts and our vacation credit system provides owners with an attractive range of vacation planning choices and values. Our vacation credit system facilitates the sale of vacation credits at off-site sales offices located in major metropolitan areas and reduces dependence on on-site sales centers located at more remote resort locations.

Fractional vacation ownership interests represent deeded fixed intervals in timeshare condominiums and are not transferred to the Clubs. Our first fractional interest program, the Depoe Bay resort on the Oregon Coast, began pre-selling in October, 1998. All 377 fractional intervals were sold by October, 1999 generating total revenue of $13.3 million. Because of the success of the fractional sales program at Depoe Bay, we constructed a second phase of Depoe Bay, which has 390 fractional interests. We intend to continue to develop fractional ownership programs at strategic locations with high demand as a complement to our vacation credit product.

We are developing a master-planned resort in central Washington known as MountainStar. The conceptual master plan for the MountainStar development includes at least two 18-hole golf courses, hotel and conference facilities, a spa and fitness center, vacation homes and vacation condominiums.

THE VACATION OWNERSHIP INDUSTRY
The resort component of the leisure industry primarily is serviced by two separate alternatives for overnight accommodations: commercial lodging establishments and timeshare or "vacation ownership" resorts. Commercial lodging consists of hotels, motels, privately owned condominiums and houses rented on a nightly, weekly or monthly basis. For many vacationers, particularly those with families, a lengthy stay at a quality commercial lodging establishment is above the available budget, and the space provided relative to the cost is not adequate. We believe that vacation ownership programs present an economical and desirable alternative to commercial lodging for vacationers. Moreover, more than 25% of all current owners own intervals at more than one location.

According to ARDA, the total annual sales volume for the timeshare industry is estimated to be $7.7 billion in 2000. We believe that, based on published industry data, the following factors have contributed to the increased acceptance of the timeshare concept among the general public and the substantial growth of the timeshare industry:

+ Increased consumer confidence resulting from consumer protection regulation of the timeshare industry and the entry of brand name national lodging companies into the industry;

+ Increased flexibility of timeshare ownership due to the growth of exchange organizations such as Resort Condominiums, International and Interval International;

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
BUSINESS
--------------------------------------------------------------------------------

+ Improvement in the quality of both the facilities themselves and the management of available timeshare resorts;

+ Increased consumer awareness of the value and benefits of timeshare ownership, including the cost savings relative to other lodging alternatives; and

+ Improved availability of financing for purchasers of vacation intervals.

The timeshare industry traditionally has been highly fragmented and dominated by a large number of local and regional resort developers and operators, most with relatively small resort portfolios consisting of units with differing quality. We believe that one of the most significant factors contributing to the current success of the timeshare industry is the entry into the market of some of the world's major lodging, hospitality and entertainment companies. Such major companies which now operate or are developing or franchising vacation interval resorts include Marriott, Starwood, Disney, Hilton, Hyatt and Four Seasons.

THE RESORTS
The following table sets forth certain information as of March 31, 2001, regarding each existing resort, planned expansion at existing resorts and planned new resorts through 2002:

                                                                 DATE          EXISTING UNITS     PLANNED
                         RESORTS                            CONTRIBUTED (A)      IN SERVICE      EXPANSION
----------------------------------------------------------------------------------------------------------
ARIZONA
  Pinetop.................................................  August 1999               60             --
  Rancho Vistoso..........................................  December 1999            110             --
  Bison Town..............................................  March 2001                35              6

AUSTRALIA
  Gold Coast (b)..........................................  June 2000                  9             --
  Sunshine Coast (b)......................................  April 2000                10             --
  Cairns (b)..............................................  August 2000               12             --
  Port Stephens (b).......................................  February 2001             10             --

BRITISH COLUMBIA
  Whistler Sundance.......................................  February 1992             25             --
  Whistler Cascade Lodge..................................  September 1999            42             --
  Vancouver...............................................  April 2000                42             --

CALIFORNIA
  Bass Lake...............................................  October 1991              61             --
  Pismo Beach.............................................  April 1993                20             --
  Palm Springs............................................  July 1995                 64             --
  Big Bear................................................  April 1996                58             57
  Clear Lake..............................................  July 1998                 88             --
  Angels Camp.............................................  September 1998           100             11
  Monterey Bay............................................  November 1999             33             --

COLORADO
  Steamboat Springs.......................................  December 2000             29             --

FIJI
  Denarau Island (c)......................................  December 1999             76             --

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
BUSINESS
--------------------------------------------------------------------------------

                                                                 DATE          EXISTING UNITS     PLANNED
                         RESORTS                            CONTRIBUTED (A)      IN SERVICE      EXPANSION
----------------------------------------------------------------------------------------------------------

HAWAII
  Maui....................................................  April 1990                14             --
  Kauai...................................................  July 1991                 49             --
  Kona....................................................  November 1997             64             --

IDAHO
  Coeur d'Alene...........................................  September 2000            40             --

MEXICO
  Cabo....................................................  November 1994            136             --
  Rosarito Beach..........................................  August 2000               37             --

MISSOURI
  Lake of the Ozarks......................................  December 2000             42             28
  Branson.................................................  January 2001              32             48

NEVADA
  Tahoe...................................................  January 1991              50             --
  Las Vegas...............................................  December 1996             42             --
  Reno....................................................  November 2000             63             --

OREGON
  Eagle Crest.............................................  September 1989            81             --
  Gleneden Beach..........................................  March 1996                80             --
  Running Y Ranch.........................................  February 1997             81             --
  Newport.................................................  September 1997            13(d)          --
  Depoe Bay...............................................  April 1999                80             30

UTAH
  Wolf Creek..............................................  June 1998                 71(e)          --
  Bear Lake...............................................  January 1999              26             --
  St. George..............................................  December 2000             59             --

WASHINGTON
  Lake Chelan.............................................  August 1990               13             --
  Long Beach..............................................  September 1991            25             --
  Discovery Bay...........................................  January 1992              46             --
  Leavenworth.............................................  July 1992                 72             --
  Ocean Shores............................................  June 1994                 32             --
  Birch Bay...............................................  January 1995             103             --

                                                              EXPECTED       EXISTING UNITS     PLANNED
                     PLANNED RESORTS                         COMPLETION        IN SERVICE      EXPANSION
--------------------------------------------------------------------------------------------------------

  Maui, HI................................................  August 2001             --            199
  Oceanside, CA...........................................  August 2001             --            139
  Las Vegas, NV...........................................  March 2002              --            209
  Solvang, CA.............................................  August 2002             --             75
                                                            September
  South Lake Tahoe, NV....................................  2002                    --             50
  Victoria, B.C. .........................................  November 2002           --             91
                                                                                 -----            ---
Total.....................................................                       2,235            943
                                                                                 =====            ===

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
BUSINESS
--------------------------------------------------------------------------------

(a) The dates in this column indicate, for each resort, the month and year in which the first completed units at such resort were transferred to WorldMark or WorldMark South Pacific. At certain resorts, additional units were transferred to WorldMark at later dates.

(b)  These units are deeded to WorldMark South Pacific.

(c) 66 units were deeded to WorldMark and 10 units deeded to WorldMark South Pacific.

(d) We purchased 659 weeks of time per year from Schooner's Landing and deeded the rights to this time to WorldMark. This is equivalent to 13 condominium units.

(e) We purchased 490 weeks of time per year from Wolf Creek and deeded the rights to this time to WorldMark. This is equivalent to 9 condominium units. We constructed the remaining 62 units.

THE CLUBS
WORLDMARK, THE CLUB
We formed WorldMark, the Club as a California nonprofit mutual benefit corporation in 1989 to own, operate and manage the real property that we convey to it. Owners receive the right to use all resort units at any available time and interval selected by the owner on a first-come, first served basis, and the right to vote to elect WorldMark's board members and with respect to important WorldMark matters. The number of votes that each owner has is based on the number of vacation credits owned.

The resorts are owned by WorldMark free and clear of all monetary encumbrances. WorldMark maintains a replacement reserve for the WorldMark resorts which is funded from the annual assessments of the owners. The replacement reserve is utilized to refurbish and replace the interiors and furnishings of the condominium units and to maintain the exteriors and common areas in WorldMark resorts in which all units are owned by WorldMark. As of March 31, 2001, WorldMark had a reserve for replacement costs of approximately $17.0 million for all depreciable assets (e.g., furniture, appliances, carpeting, roofs and decks) of the resorts.

The WorldMark concept provides owners significant flexibility in planning vacations. Depending on how many vacation credits an owner has purchased, the owner may use the vacation credits for one or more vacations annually. The number of vacation credits that are required to stay one day at WorldMark's units varies, depending upon the resort location, the size of the unit, the vacation season and the day of the week. For example, a Friday or Saturday night stay at a one-bedroom unit may require 900 vacation credits per night off-season and 1,750 vacation credits per night in peak season. A midweek stay at the same one-bedroom unit would require less vacation credits. The range of vacation credits that is required to stay one day enables an owner to receive a varying number of days at the WorldMark resorts depending on the vacation choices made by the owner. Under this system, owners can select vacations according to their schedules, space needs and available vacation credits. Vacation credits are reissued on an anniversary date basis and any unused vacation credits may be carried over for one year. An owner may also borrow vacation credits from the owner's succeeding year's allotment.

An owner may also purchase bonus time from WorldMark for use when space is available. Bonus time can only be reserved within fourteen days of use for drive-to locations and within thirty days of use for exotic locations (Hawaii, Mexico and Fiji). Bonus time gives owners the opportunity to use available units on short notice at a reduced rate (generally from $20 to $50 per night, mid-week in the off-season) and to obtain usage beyond their vacation credit allotment.

WorldMark collects maintenance dues from owners based on the number of vacation credits owned. Currently, the annual dues are $325 for the first 6,000 vacation credits owned, plus approximately $76 for each additional increment of 2,000 - 3,000 vacation credits owned. These dues are intended to cover WorldMark's operating costs, including condominium association dues at the WorldMark resorts. We pay WorldMark the dues on all unsold vacation credits. These payments totaled $1.1 million, $1.4 million and $1.0 million in 1998, 1999, and 2000, respectively.

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WorldMark has a five member board of directors that manages its business and affairs. Three of the directors and principal executive officers of WorldMark are also officers of Trendwest. The board must obtain the approval of a majority of the voting power of the owners represented (excluding Trendwest) to take certain actions, including (i) incurrence of capital expenditures exceeding 5% of WorldMark's budgeted gross expenses during any fiscal year and (ii) selling property of WorldMark during any fiscal year with an aggregate fair market value in excess of 5% of WorldMark's budgeted gross expenses for such year.

We have a management agreement with WorldMark under which we act as the exclusive manager and servicing agent of WorldMark and the vacation owner program. Our responsibilities under the management agreement include general management of WorldMark, overseeing the property management and service levels of the resorts, and preparing financial forecasts and budgets for WorldMark. The management agreement provides for automatic one-year renewals unless such renewal is denied by a majority of the voting power of the owners (excluding us). As compensation for our services, we receive the portion of total revenues received by WorldMark remaining after WorldMark pays or reserves for its expenses plus reserves for repair and replacement of resorts. This amount is subject to a ceiling equal to 15% of the budgeted annual expenses and reserves of WorldMark (exclusive of our fee). Our management revenues from WorldMark during 1998, 1999 and 2000 were approximately $1.7 million, $3.0 million and $3.9 million, respectively.

WorldMark has programs whereby an owner can use his or her vacation credits toward other vacation options such as package tours and cruises. WorldMark provides the owner with the package in exchange for the owner's vacation credits plus cash, if necessary. The vacation credits are deposited into a pool of credits. The pool of credits are available for one-time use for a fee of $.08 per credit by Trendwest or other owners. In 2000, we purchased $1.3 million of these one-time use vacation credits from WorldMark for marketing programs.

WORLDMARK SOUTH PACIFIC CLUB
On October 22, 1999, we formed a wholly-owned Australian subsidiary, Trendwest South Pacific, Pty. Ltd., to conduct sales, marketing and resort development activities in Australia and the South Pacific. Trendwest South Pacific was the first company licensed under the new timeshare regulations in Australia.

WorldMark South Pacific was formed by Trendwest South Pacific in 2000 as a unit trust and a registered managed investment scheme. There were 887 owners in WorldMark South Pacific as of December 31, 2000. Owners receive the right to use all resort units and the right to vote with respect to certain major matters. The number of votes that each owner has is based on the number of vacation credits owned. Trendwest South Pacific is the manager of WorldMark South Pacific.

The resorts are owned by WorldMark South Pacific free and clear of all monetary encumbrances. The title to the resort properties are held in trust for the benefit of the owners by an independent custodian, Permanent Trustee Australia Limited. WorldMark South Pacific maintains a replacement reserve for its resorts which is funded from the annual assessments of the owners. The replacement reserve is utilized to refurbish and replace the interiors and furnishings of the condominium units. At March 31, 2001, WorldMark South Pacific had a reserve for replacement costs of approximately $85,000.

The operation of WorldMark South Pacific is similar to the US operations. WorldMark South Pacific owners may also purchase bonus time. WorldMark and WorldMark South Pacific have reciprocal exchange privileges for their respective owners. The credit values in WorldMark South Pacific are consistent with WorldMark.

WorldMark South Pacific collects maintenance dues from owners based on the number of vacation credits owned. These dues are intended to cover operating costs, including condominium association dues at the

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resorts. Trendwest South Pacific pays the dues on all unsold vacation credits.
Such payments totaled $279,000 in 2000.

WorldMark South Pacific is governed by Trendwest South Pacific. Certain matters require the approval of a majority of the voting power of the owners represented (excluding Trendwest South Pacific) to take certain actions, including (i) incurrence of capital expenditures or special assessments exceeding 5% of WorldMark South Pacific's budgeted gross expenses during any fiscal year and
(ii) special assessments selling property of WorldMark South Pacific during any fiscal year with an aggregate fair market value in excess of 5% of WorldMark South Pacific's budgeted gross expenses for such year.

SALES AND MARKETING
We use a variety of marketing programs to attract prospective owners, including sponsored promotional contests offering vacation packages or gifts, targeted mailings and telemarketing efforts, and various other promotional programs. We also co-sponsor sweepstakes, giveaways and other promotional programs with professional teams at major sporting events (such as Portland Trail Blazers basketball games and Seattle Mariners baseball games) and with supermarkets. We continually monitor and adjust our marketing programs to improve efficiency. We target prospective owners through an analysis of age, income and travel interests.

Our sales of vacation credits primarily occur at 26 off-site sales offices located in metropolitan areas in seven regions, including the South Pacific. The remainder of our vacation credit sales occur at 15 on-site sales offices. Our fractional interest sales activity occurs on-site at the Depoe Bay resort. In 2000, 82% of our vacation credit sales were generated by off-site sales offices.

We believe the advantages of using off-site sales offices compared to sales offices located at more remote resorts include:

+ access to larger numbers of potential customers,

+ convenience for prospective customers to attend a sales presentation,

+ access to a wider group of qualified sales personnel due to more convenient work locations,

+ ability to open new sales offices easily, and

+ lower marketing costs to attract prospective customers to visit an off-site sales office.

Our off-site sales offices include a theater, sales area and reception area. Each off-site sales center is staffed by a sales manager, an office administrator, approximately 10 to 25 salespeople, two developer's representatives, and additional staff for guest registration and clerical assistance. Our salespeople spend approximately 90 minutes with each potential owner viewing videos of our resorts, answering customers questions and providing detailed information regarding our vacation ownership opportunities. The on-site sales offices generally include similar facilities and a smaller number of staff compared to the off-site sales offices.

Printed information regarding Trendwest and the resorts, as well as the rights and obligations of owners, is provided to each prospective owner before vacation ownership interests are sold. Prior to finalizing a sale, each new owner meets with one of our developer representatives to discuss the new owner's reasons for joining and to review the rights and obligations of owners. The purpose of this meeting is to allow prospective owners to review their proposed commitment in an environment separate from the sales process.

Under the laws of each state where we sell vacation ownership interests, each purchaser has a right to rescind the purchase for a period ranging from three to fifteen calendar days, depending on the state, following the later of the date the contract was signed or the date the purchaser received the last of the

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documents required to be provided by us. Our current practice is to allow all purchasers a minimum rescission period of seven days, even if state law allows a shorter period. During 2000 and 1999, we had a rescission rate of 16.2% and 16.3% respectively, which is consistent with our historical experience.

We offer existing owners cash awards for referrals of potential new owners. We maintain a staff of marketing individuals who specialize in promoting referrals by existing owners. In addition, as part of our ongoing marketing efforts, we offer existing owners the opportunity to purchase additional vacation credits generally at a discount from the current price. Owners may purchase additional vacation credits in increments of 1,000. We employ 46 sales representatives who specialize in upgrade sales. Many customers purchase more than one upgrade over time, generally at a discount from the purchase price. These sales provide a higher gross margin because they have substantially lower marketing costs and lower sales commissions. Sales of vacation credits from our owner referral program and upgrade sales contributed in the aggregate approximately 28.7% and 27.6% of our net vacation credit sales in 2000 and 1999, respectively.

CUSTOMER FINANCING
Since an important component of our sales strategy is the affordability of vacation credits, we believe that we will continue to finance a significant portion of our sales. In 2000, the average new owner purchased approximately 6,622 vacation credits for a purchase price of approximately $9,193 and we financed approximately 88% of the aggregate purchase price of vacation credits sold to new owners with an average new note receivable of approximately $8,114. During 2000, the aggregate amount of notes receivable generated in connection with the sale of vacation credits to new owners was approximately $221.0 million. Of the new owners who purchased vacation credits in 2000, approximately one-third had paid the purchase price in full by June 2001. Both vacation credit and fractional interest sales require a down payment of at least 10% of the purchase price. Notes receivable relating to vacation credit sales have a term of up to seven years at interest rates of 13.9% or 14.9%. Notes receivable relating to fractional interest sales have a term of up to ten years and are generally at an interest rate of 11.9%.

Existing owners purchasing additional vacation credits must either make a down payment of 10% of the price of the upgrade sale or have sufficient equity in their existing vacation credits to provide at least 10% of the value of all vacation credits, including the upgrade. The amount of the existing receivable is cancelled and a new seven-year note secured by an interest in all vacation credits owned is issued.

At March 31, 2001, an aggregate of $538.1 million of notes receivable were outstanding. Of this amount, we had sold approximately $432.0 million. Our retained interest in the notes receivable sold was $54.9 million. We also had unencumbered notes receivable of $51.2 million. Our weighted average interest rate on this $106.1 million of notes receivable was 14.0% per annum. At that date we also had residual interests in notes receivable sold of $55.9 million. Residual interests are the fair value of interest differentials we retain when we sell notes. We have no liability for defaults on notes we have sold, although we bear the collection risk on our retained and residual interests in the notes receivable. We may continue to sell a substantial amount of our notes receivable in the future.

Notes receivable become delinquent when a scheduled payment is 30 days or more past due and reservation privileges are suspended when a scheduled payment is 60 days or more past due. At March 31, 2001, approximately $11.8 million, or 2.2% of our total receivables portfolio serviced of $538.1 million, were past due 60 days or more. Our practice has been to continue to accrue interest on notes receivable until such accounts are deemed uncollectible (generally when the receivable becomes 180 days past due), at which time we write off such notes receivable and reverse any interest that had been accrued, reclaim the related vacation credits that secure such notes receivable and return such vacation credits to inventory as available for resale. In the event of default of a fractional interest, we would foreclose on the title and re-market the interest.

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BUSINESS
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We maintain an allowance for doubtful accounts in respect of the notes receivable that we own and an allowance for recourse liability in respect of the notes receivable that we have sold. We estimate our allowance for doubtful accounts and recourse liability by analysis of bad debts by each sales site by year of note receivable origination. We use this historical analysis, in conjunction with other factors such as local economic conditions and industry trends. We also utilize experience factors of more mature sales sites in establishing the allowance for bad debts at new sales offices. The aggregate amount of these allowances, excluding sales reversals, at March 31, 2001 and December 31, 2000 were $41.4 million and $38.9 million, respectively, representing approximately 7.7% of the total portfolio of notes receivable serviced at those dates. The increase in the provision as a percentage of the total portfolio serviced reflects sales growth in new sales offices with expected default rates higher than our historical average.

LOAN SERVICING
Effective January 2, 2001, we terminated our relationship with our previous loan servicer and began servicing notes receivables ourselves. We have retained other third parties to provide many functions provided by our previous servicer, including the lockbox function, custodial and statement rendering services. As servicer, we are responsible for the maintenance of the accounts receivable file, all billing and collection activities, including daily disbursements of collected funds to the trustees of the various securitizations. In addition, we continue to handle all personal interaction with the owners, including the collection process.

PROPERTY OWNERSHIP
VACATION CREDITS
We transfer, or arrange for the seller of the property to transfer, title to the property to the Clubs in return for vacation credits and the exclusive right to sell vacation credits. The Clubs are contractually prohibited from revoking such rights or transferring them to another party.

When we purchase resort property, we vest the title to the property in the Clubs, free and clear of any monetary encumbrance. For properties we develop, we may initially obtain title in the undeveloped property and then deed the developed resort property to the Clubs. At the time we vest title to the property in WorldMark, the Club, a "Declaration of Vacation Owner Program" is recorded against the property. This declaration establishes the usage rights of owners as a covenant on title, thus protecting those rights against the effect of any future encumbrance. This ownership structure is designed to protect the timeshare usage rights of the owners and comply with statutory regulations. Title to the properties in WorldMark South Pacific is held by a third party custodian for the benefit of the owners. This preserves the title against future encumbrance and protects the owners usage rights.

Vacation credits are allocated to each unit based on its vacation use value relative to existing properties. Vacation credits are assigned for weeks of peak, shoulder and off-peak use, reserving time for bonus time, repairs and maintenance. At non-exotic resorts (exotic resorts are Hawaii, Mexico and Fiji), only 48 weeks of time of each unit are available for sale to owners leaving 4 weeks for bonus time and maintenance and upkeep on the units. At exotic locations, 51 weeks of time of each unit are available for sale to owners leaving the remaining time for maintenance and upkeep. The aggregate vacation credits assigned to each unit may not be increased in the future, and the actual number of credits assigned are contained in the recorded declaration. This system of irrevocable allocation and registration with the state protects the owners by preventing dilution in the usage value of the owner's vacation credits.

FRACTIONAL INTERESTS
Fractional interests represent deeded intervals in condominium units. The purchaser of a fractional interest owns an equal share of the condominium and pays maintenance dues to a homeowner's association made up of other fractional owners.

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BUSINESS
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Fractional owners have been deeded specific weeks of time spaced evenly throughout the year. The current fractional project at Depoe Bay in Oregon is sold in 13th share increments. Each share represents four one-week intervals thirteen weeks apart. These intervals rotate forward one week each year allowing a fractional owner to have access to every calendar week over a thirteen year period.

PARTICIPATION IN VACATION INTERVAL EXCHANGE NETWORKS
We believe that the sale of our vacation ownership products is made more attractive by our participation in the vacation interval exchange networks operated by Resort Condominiums, International (RCI) and Interval International
(II). U.S. vacation credit owners participate in RCI; fractional interest owners and South Pacific owners participate in II. We anticipate that commencing in October 2001 new U.S. vacation credit owners will participate in II.

MOUNTAINSTAR PROJECT
In June 2000, we acquired the MountainStar property located 80 miles east of Seattle, Washington from JELD-WEN. Encompassing 7,400 acres, the property is mountainous second growth forest bisected by the scenic Cle Elum River. Two developments are planned over approximately 15 years.

Plans for the 6,300 acre MountainStar Resort include two golf courses, one to be designed by Arnold Palmer Course Design, equestrian, bicycle and hiking trails, numerous recreational amenities and up to 4,650 dwelling units including a lodge, condominiums, cabins and vacation homes. The Resort's target market is second homeowners, retirees, vacationers and commuters within the Pacific Northwest region. The project has been well received by consumers and we have received refundable reservation deposits on single-family vacation lots for the first phase of the development.

The City of Cle Elum Urban Growth Area is a mixed use planned development that will include a primary home community, condominiums, an office park, and apartment units. Other amenities will be a community center, lakes and connected trail system.

In October 2000, our land use plan with respect to the MountainStar Master Planned Resort was approved by Kittitas County. The approval was appealed and later affirmed by a court in May 2001. A further appeal was filed in late June 2001. The separate Cle Elum entitlement process is underway and progressing satisfactorily.

In order to develop MountainStar as planned, we must transfer certain water rights which we own so that they may be used for the development, and necessary government approvals for this transfer are in process. To develop MountainStar, we must provide necessary infrastructure including water, sewer, and roads. We expect to complete entitlements and water transfers and commence infrastructure development beginning in early 2003.

If we are not successful in the entitlement or water transfer process, a strategy to sell individual large acre lots has been developed. We believe that through these lot sales we will be able to recover a significant amount of the capital we have expended in the project.

The continued development of the MountainStar Resort and the City of Cle Elum Urban Growth Area will require us to spend a significant amount of capital. At March 31, 2001, our total investment was $60.4 million. We plan to use the underlying entitled properties as a means to finance this development. We will continue to supplement our project management team with individuals from the property development profession.

EMPLOYEES
As of March 31, 2001, we had 2,349 full-time employees. We believe that our employee relations are good. None of our employees are represented by a labor union.

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We prefer to fill promotional opportunities from within the existing staff. To support this philosophy, a full array of training curriculums have been designed and offered. These "in-house" training courses range from curriculums including management training, product knowledge, recruiting and interviewing, employee orientation, and job specific training such as best sales practices and customer service.

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Management

The following table sets forth information regarding each director and executive officer. Except as otherwise indicated, each director and executive officer has been engaged in the principal occupation described below for at least five years.

                     NAME                        AGE                      POSITION
------------------------------------------------------------------------------------------------------
William F. Peare...............................  63    President, Chief Executive Officer and Director
Jeffery P. Sites...............................  45    Chief Operating Officer and Director
Jerol E. Andres................................  57    Director
Douglas P. Kintzinger..........................  41    Director
Roderick C. Wendt..............................  47    Director
Harry L. Demorest..............................  59    Director
Michael P. Hollern.............................  62    Director
Linda M. Tubbs.................................  53    Director
Gene Hensley...................................  49    Executive Vice President
Alan B. Schriber...............................  49    Executive Vice President
Timothy P. O'Neil..............................  39    Chief Financial Officer and Treasurer

William F. Peare has served as President and Chief Executive Officer, and as a director, of Trendwest since 1989. Mr. Peare also serves as a director and, until January, 1999, as President of WorldMark. Mr. Peare developed the WorldMark concept and attracted key management personnel to Trendwest. Mr. Peare has served in executive positions, including President and CEO, at several other publicly-held companies.

Jeffery P. Sites has served as Executive Vice President, Chief Operating Officer, and Secretary of Trendwest since 1989, and served as Treasurer from 1989 to January 1997. Mr. Sites has been a director of Trendwest since 1991. Prior to 1998, Mr. Sites served as a director and as Treasurer of WorldMark. Mr. Sites oversees the day-to-day operations of Trendwest.

Jerol E. Andres has served as a director of Trendwest since 1989. Since 1988, Mr. Andres has served as Chief Executive Officer and President of Eagle Crest Resort. Since 1993, Mr. Andres has served as a director of Bank of the Cascades, a publicly-traded bank company. Mr. Andres served on the board of ARDA for 11 years, serving as Chairman from 1984 to 1986.

Douglas P. Kintzinger has served as a director of Trendwest since 1994. Mr. Kintzinger has been Senior Vice President of JELD-WEN since 1997 and is responsible for the accounting, data processing, legal, employee benefits, risk management, insurance, corporate services, treasury and corporate development of JELD-WEN. He has been a director of JELD-WEN since 1994 and JELD-WEN's corporate secretary since 1992. Mr. Kintzinger has also been an officer and/or director of various JELD-WEN affiliates and subsidiaries, including JELD-WEN HOLDINGS, inc., Eagle Crest G.P. Inc., Running Y Resort, Inc., West One Automotive Group, Inc. and Brooks Resources Corporation. Mr. Kintzinger also has served as a director of South Valley State Bank since 1990 and as a Regent of Luther College since 1990.

Roderick C. Wendt has served as a director of Trendwest since 1989. Mr. Wendt has been President of JELD-WEN since 1992 and is responsible for the overall day-to-day performance of JELD-WEN. Mr. Wendt was first employed by JELD-WEN in 1980. He has been a director of JELD-WEN since 1985. Mr. Wendt has also been an officer and/or director of various JELD-WEN affiliates and subsidiaries, including Eagle Crest G.P. Inc., Running Y Resort, Inc., Windmill Inns of America, Inc., West One Automotive Group, Inc., Frank Paxton Company and Brooks Resources Corporation. Mr. Wendt also served as a director of South Valley State Bank from 1983 to 1994, and from 1996 to present, and has served as a director of the High Desert Museum since 1994.

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MANAGEMENT
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Harry L. Demorest has served as a director of Trendwest since 1997. He has been
Chief Executive Officer of Columbia Forest Products, Inc. since March 1996. He served as President of Columbia Forest Products, Inc. from March 1994 to March 1996, and as Executive Vice President from April 1992 to February 1994. Prior to his employment by Columbia Forest Products, Inc., Mr. Demorest was a partner with Arthur Andersen & Co., serving as Office Managing partner for the Portland, Oregon office from 1981 to 1991 and as partner-in-charge of the tax division of the Portland office from 1979 to 1985.

Michael P. Hollern has served as a director of Trendwest since 1997. He has served as Chairman of the Board of Directors of Brooks Resources Corporation since 1970, and has served as President of Brooks Resources from 1983 to 1999 and Chief Executive Officer since 1999. Mr. Hollern also serves on the boards of directors of several corporate, civic and charitable organizations.

Linda M. Tubbs has served as a director of Trendwest since 1997. She retired in 1998 as an Executive Vice President of Wells Fargo Bank, serving as its Division Manager for the Northwest Commercial Banking Group. Prior to the merger with Wells Fargo, Ms. Tubbs served in various other capacities at First Interstate since 1972. Ms. Tubbs also serves on the boards of directors of several civic and charitable organizations.

Gene F. Hensley has served as Executive Vice President since January 1999, and served as Vice President of Operations from December 1995 to January 1999. His current responsibilities include overseeing Trendwest's domestic sales and marketing, and WorldMark operations. Mr. Hensley began employment with Trendwest in January 1990 in sales. Mr. Hensley is President of WorldMark, and a member of WorldMark's Board of Directors. Mr. Hensley began his career in vacation ownership in 1979.

Alan B. Schriber has served as Executive Vice President of Trendwest since January 1999, and served as Vice President -- Administration and Finance from September 1994 to January 1997. Mr. Schriber is responsible for the accounts receivable, data processing, communications, and human resources functions for Trendwest. Between 1987 and 1994, Mr. Schriber was senior Vice President of Gulf American Financial Services, which specialized in the development, implementation and project management of consumer credit and accounts receivable operations and systems.

Timothy P. O'Neil has served as Chief Financial Officer and Treasurer since April, 2000, and served as Vice President -- Finance from February 1999 to March 2000. Mr. O'Neil is responsible for all finance, accounting and investor relations functions for Trendwest. From 1988 to January 1999, Mr. O'Neil worked for Bank One and its predecessor companies First Chicago NBD and NBD Bank in their corporate banking and loan syndication departments.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES
Our board of directors has an Audit Committee and a Compensation Committee. The Audit Committee reviews our accounting practices, internal accounting controls and financial results and oversees the engagement of our independent auditors. The current members of the Audit Committee are Mr. Demorest, Mr. Hollern and Ms. Tubbs.

The Compensation Committee reviews and recommends to the board of directors salaries, bonuses and other forms of compensation for our executive officers and administers our stock option plan. The current members of the Compensation Committee are Mr. Hollern, Mr. Kintzinger and Ms. Tubbs.

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Principal and selling shareholders

The following table sets forth information regarding the beneficial ownership of common stock on May 31, 2001, by (i) each person or group that we know owns more than 5% of our common stock, (ii) each director, (iii) our Chief Executive Officer and the four other most highly paid executive officers, (iv) all directors and executive officers as a group and (v) each shareholder who is selling shares in this offering.

For purposes of the table below, beneficial ownership is determined in accordance with rules of the SEC. All shares of common stock subject to options currently exercisable or exercisable within 60 days after May 31, 2001 are considered outstanding for purposes of calculating the percentage owned by a person, but not for purposes of calculating the percentage owned by any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in this table has sole voting and investment power for the shares set forth opposite such person's name.

                                                         SHARES                                SHARES
                                                   BENEFICIALLY OWNED                    BENEFICIALLY OWNED
                                                    PRIOR TO OFFERING        SHARES      AFTER THE OFFERING
       SHAREHOLDER NAME AND ADDRESS(1)            NUMBER       PERCENT(2)    OFFERED    NUMBER    PERCENT(2)
------------------------------------------------------------------------------------------------------------
Five percent shareholders
JELD-WEN, inc.(3).............................   20,588,731        81.1%
  3250 Lakeport Blvd
  Klamath Falls, OR 97601
Directors and officers
William F. Peare(4)...........................      500,190         2.0%
Jeffery P. Sites(4)...........................      126,318            *
Roderick C. Wendt(3)(5).......................      448,516         1.8%
Jerol E. Andres...............................        3,000            *        --       3,000
Douglas P. Kintzinger(3)(6)...................       10,176            *        --      10,176
Michael Hollern(7)............................        3,000            *        --       3,000
Harry Demorest(8).............................       25,500            *        --      25,500
Linda M. Tubbs................................        3,000            *        --       3,000
Gene F. Hensley(4)............................       21,900            *        --      21,900
Alan B. Schriber(4)...........................       24,375            *        --      24,375
Timothy P. O'Neil(9)..........................        7,950            *        --       7,950
All directors and executive officers as a
  group (11 persons)(10)......................    1,173,925         4.6%

  *   Less than one percent.

 (1) Unless otherwise indicated, the address of each of the named individuals is c/o Trendwest Resorts, Inc., 9805 Willows Road, Redmond, WA 98052.

 (2) Based upon shares of common stock outstanding on May 31, 2001 and shares of common stock to be outstanding after this offering.

 (3) Two executive officers and directors of JELD-WEN, inc., Douglas P. Kintzinger and Roderick C. Wendt are directors of Trendwest. Messrs. Kintzinger and Wendt disclaim beneficial ownership of any of the shares of Trendwest held by JELD-WEN, inc.

 (4)  Includes 21,600 exercisable options.

 (5)  Includes 6,175 shares held by Mr. Wendt's minor children.

 (6)  Includes 1,800 shares held by Mr. Kintzinger's wife.

 (7) Includes 3,000 shares held by Hollybrook & Co., a nominee partnership holding shares in a trust of which Mr. Hollern is a beneficiary.

 (8)  Includes 25,500 shares held by Mr. Demorest's wife.

 (9)  Includes 4,800 exercisable options.

(10)  Includes 91,200 exercisable options.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Description of capital stock

The following descriptions of our capital stock do not purport to be complete and are subject to, and qualified in their entirety by reference to, our Articles of Incorporation and bylaws and the provisions of applicable Oregon law.

Our authorized capital stock consists of 90,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per
share. On the date of this prospectus, there were           shares of common
stock and no shares of preferred stock issued and outstanding. Upon the closing
of this offering, there will be           shares of common stock and no shares
of preferred stock issued and outstanding.

COMMON STOCK
Holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. In the event of the liquidation, dissolution or winding up of Trendwest, holders of common stock are entitled to share ratably in all assets remaining after payment of its liabilities. The right of holders of the common stock to elect all of our directors, to receive dividends and to share ratably in assets upon our liquidation may be subject to the rights of holders of shares of preferred stock, if any such shares are issued.

PREFERRED STOCK
Pursuant to the Articles of Incorporation, we are authorized to issue "blank check" preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. Our board of directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, among other things, could adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of Trendwest, discourage bids for the common stock at a premium to the prevailing market price or otherwise adversely affect the market price of the common stock. Currently, we have no plans to issue shares of preferred stock.

1997 STOCK OPTION PLAN
In May 1997, the board of directors adopted the 1997 Stock Option Plan (the "1997 Plan") and authorized up to 5% of the number of shares of common stock outstanding from time to time for issuance thereunder. At the annual meeting of shareholders in June 2001, the 1997 Plan was amended to authorize up to 10% of our outstanding common stock to be granted as options. At March 31, 2001, options to purchase 1,274,250 shares of common stock were outstanding under the 1997 Plan.

Under the 1997 Plan, options may be granted to our employees, directors, consultants and independent contractors. Only employees may receive "incentive stock options," which are intended to qualify for certain tax treatment; employees and nonemployees, including nonemployee directors, may receive "nonqualified stock options," which do not qualify for such treatment. The exercise price of all stock options under the 1997 Plan must at least equal the fair market value of the common stock on the date of grant. All incentive stock options granted under the 1997 Plan will expire ten years from the date of grant unless terminated sooner pursuant to the provisions of the 1997 Plan. Nonqualified stock options may have a term which exceeds ten years at the discretion of our board of directors. In the event of a change of control of Trendwest, including a merger or sale of substantially all of our assets, outstanding options

--------------------------------------------------------------------------------
 46

DESCRIPTION OF CAPITAL STOCK
--------------------------------------------------------------------------------

must be assumed by any successor corporation, or equivalent options must be substituted, or they will become fully vested and exercisable.

CLASSIFICATION OF THE BOARD OF DIRECTORS
Our Articles of Incorporation provide for a board of directors with three classes (Class I, Class II and Class III), each class consisting as nearly as possible of one-third of the directors. A classified board of directors makes it more difficult for shareholders, including those holding a majority of the outstanding shares, to effect an immediate change in a majority of the members of the board of directors. At least two annual meetings of shareholders may be required for the shareholders to change a majority of the members of our board of directors, whether or not a change in the board of directors would be beneficial to us and our shareholders and whether or not a majority of our shareholders believe that such a change would be beneficial.

SPECIAL SHAREHOLDER MEETINGS
In order for shareholders to call special meetings, our bylaws require the written request of holders of shares entitled to cast at least 10% of all votes entitled to be cast at such meeting. This provision could preclude shareholders owning small percentages of our common stock from calling a special meeting to elect new directors or to take other major corporate actions, even if such elections or other actions would be beneficial to us or our shareholders. Special shareholder meetings may also be called by the president or our board of directors.

PROVISIONS OF OREGON LAW
Oregon law contains provisions governing transactions that result in a change of control and transactions between a company and an interested shareholder. These provisions may make us less attractive as a takeover candidate and our shareholders may not benefit from a rise in the value of our common stock that a takeover could cause.

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company, New York, New York is the transfer agent and registrar of our common stock.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Underwriting

We and the selling shareholders have entered into an underwriting agreement with the underwriters for this offering named below concerning the shares of our common stock being offered. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.

                        UNDERWRITERS                          NUMBER OF SHARES
------------------------------------------------------------------------------
UBS Warburg LLC.............................................
Robertson Stephens, Inc. ...................................
Wells Fargo Van Kasper, LLC.................................
                                                                  --------
Total.......................................................
                                                                  ========

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock being offered if any shares are purchased, other than those covered by the over-allotment option described below.

The selling shareholders have granted the underwriters an option to purchase up
to           additional shares from the selling shareholders at the public offering price, less the underwriting discounts and commissions, set forth on the cover of this prospectus to cover over-allotments, if any. This option is exercisable for a period of 30 days. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to conditions, to purchase shares in approximately the same proportion as set forth in the table above.

The following table provides information regarding the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional shares.

                                                                PAID BY US AND SELLING
                                                                     SHAREHOLDERS
                                                           NO EXERCISE OF   FULL EXERCISE OF
                                                           OVER-ALLOTMENT    OVER-ALLOTMENT
                                                               OPTION            OPTION
--------------------------------------------------------------------------------------------
Per share................................................        $                 $
Total....................................................        $                 $

We estimate that the total expenses of the offering payable by us and the selling shareholders, excluding underwriting discounts and commissions, will be
approximately $          and $          , respectively.

The underwriters propose to offer the common stock directly to the public initially at the offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to securities dealers at that price
less a concession not in excess of $     per share. Securities dealers may
reallow a concession not in excess of $     per share on sales to certain other
brokers or dealers. The underwriters reserve the right to reject any order for the purchase of shares. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

--------------------------------------------------------------------------------
 48

UNDERWRITING
--------------------------------------------------------------------------------

We and the selling shareholders have agreed in the underwriting agreement to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and to contribute to payments that the underwriters may be required to make in respect thereof.

We, and each of our executive officers, have agreed with the underwriters that for a period of 180 days following the date of this prospectus that, without the prior written consent of UBS Warburg LLC, neither we nor our directors and executive officers will offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock.

Each of the selling shareholders and each of our directors has agreed with the underwriters that for a period of 90 days following the date of this prospectus that, without the prior written consent of UBS Warburg LLC, they will not offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Stock Market or otherwise and, if commenced, may be discontinued at any time.

In the ordinary course of business, the underwriters and/or their affiliates have in the past performed, and may continue to perform, investment banking, broker dealer, lending, financial advisory or other services for us for which they have received, or may receive customary compensation

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Legal matters

The legality of the issuance of the securities being offered hereby is being passed upon us and the selling shareholders by Heller Ehrman White & McAuliffe LLP, Seattle, Washington. Certain legal matters relating to the common stock will be passed upon for the underwriters by Latham & Watkins, Los Angeles, California.

Experts

The consolidated financial statements of Trendwest Resorts, Inc. and subsidiaries as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000 have been included herein and in the registration statement in reliance on the report of KPMG LLP, independent auditors, appearing elsewhere in this prospectus and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

Incorporation of certain information by reference

The following documents previously filed by Trendwest with the Securities and Exchange Commission (the Commission) pursuant to the Securities Exchange Act of 1934, as amended (the Exchange Act) are hereby incorporated by reference in this prospectus and made a part hereof:

1. Our Annual Report on Form 10-K for the year ended December 31, 2000 (excluding the report of the independent auditors and consolidated financial statements which are included in this Registration Statement on Form S-2);

2. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001; and

3.  Our Current Report on Form 8-K filed on March 1, 2001.

Upon written or oral request, we will provide without charge to each person to whom a copy of the prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Trendwest Resorts, Inc., 9805 Willows Road, Redmond, Washington, 98052,
Attention: Timothy P. O'Neil, Vice President and Chief Financial Officer, telephone (425) 498-2500.

Where you can find more information

This prospectus is part of a registration statement on Form S-2 that we filed with the Commission. We have omitted certain information in the registration statement from this prospectus in accordance with the rules of the Commission. We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by us may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office,

--------------------------------------------------------------------------------
 50

WHERE YOU CAN FIND MORE INFORMATION
--------------------------------------------------------------------------------

7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. We are also required to file electronic versions of these documents with the Commission, which may be accessed at the Commission's world wide web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning Trendwest may also be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

We have authorized no one to provide you with any information that differs from that contained in this prospectus. Accordingly, you should not rely on any information that is not contained in this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of the front cover of this prospectus.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Index to financial statements

                                                              PAGE
------------------------------------------------------------------
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income...........................  F-4
Consolidated Statements of Shareholders' Equity and
  Comprehensive Income......................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

--------------------------------------------------------------------------------
                                                                             F-1

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

The Shareholders
Trendwest Resorts, Inc.:

We have audited the accompanying consolidated balance sheets of Trendwest Resorts, Inc., and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trendwest Resorts, Inc., and subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Seattle, Washington
February 6, 2001, except as to note 18,
which is as of February 21, 2001

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS)

                                                                     DECEMBER 31,
                                                              -------------------      MARCH 31,
                                                                  1999       2000           2001
------------------------------------------------------------------------------------------------
                                                                                     (UNAUDITED)
ASSETS
Assets:
  Cash......................................................  $  1,760        404          447
  Restricted cash...........................................     2,987      7,201       11,093
  Notes Receivable, net of allowance for doubtful accounts,
    sales returns and deferred gross profit.................    84,802     76,197       87,594
  Accrued interest and other receivables....................     7,906      8,171        7,825
  Residual interest in Notes Receivable sold................    36,265     52,043       55,905
  Receivable from Parent....................................     3,058         --           --
  Inventories...............................................    45,601    104,218      123,041
  MountainStar development..................................        --     56,536       60,361
  Property and equipment, net...............................    24,327     29,948       32,849
  Refundable income taxes...................................       600      5,688           --
  Other assets..............................................     2,657      6,599        7,121
                                                              --------    -------      -------
         Total assets.......................................   209,963    347,005      386,236
                                                              ========    =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Accounts payable and bank overdraft.......................     1,900      9,706        4,293
  Accrued liabilities.......................................    12,405     21,538       27,511
  Accrued construction in progress..........................       790      2,855        6,250
  Due to Parent.............................................        --        419        1,243
  Note payable to Parent....................................        --     17,731       17,731
  Borrowing under bank line of credit.......................     3,900     48,441       62,228
  Mortgage payable..........................................        --     11,696       11,686
  Allowance for recourse liability and deferred gross profit
    on Notes Receivables sold...............................    17,211     26,846       30,771
  Current income taxes payable..............................        --         --        5,628
  Deferred income taxes.....................................        42        330          136
                                                              --------    -------      -------
         Total liabilities..................................    36,248    139,562      167,477
                                                              ========    =======      =======
Shareholders' equity:
  Preferred stock, no par value Authorized 10,000,000
    shares; no shares issued or outstanding.................        --         --           --
  Common stock, no par value. Authorized 90,000,000 shares;
    issued and outstanding 25,561,617, 25,196,997 and
    25,258,755 shares at December 31, 1999 and 2000 and
    March 31, 2001, respectively............................    59,428     54,119       55,017
  Accumulated other comprehensive loss......................        --       (522)      (1,885)
  Retained earnings.........................................   114,287    153,846      165,627
                                                              --------    -------      -------
         Total shareholders' equity.........................   173,715    207,443      218,759
  Commitments and contingencies
                                                              --------    -------      -------
         Total liabilities and shareholders' equity.........  $209,963    347,005      386,236
                                                              ========    =======      =======

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                                                                             F-3

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                  MARCH 31,
                                           -------------------------------------   -------------------------
                                              1998          1999         2000         2000          2001
------------------------------------------------------------------------------------------------------------
                                                                                                 (UNAUDITED)
Revenues:
  Vacation Credit and Fractional Interest
    sales, net...........................  $   170,817      234,315      293,130       62,513        92,576
  Finance income.........................       13,790       15,243       15,562        4,228         3,424
  Gains on sales of Notes Receivable.....       10,959       16,265       18,903        3,589         6,255
  Resort management services.............        2,328        3,710        4,763        1,613           980
  Other..................................        3,063        4,593        5,280        1,251         1,742
                                           -----------   ----------   ----------   ----------    ----------
         Total revenues..................      200,957      274,126      337,638       73,194       104,977
                                           -----------   ----------   ----------   ----------    ----------
Cost and operating expenses:
  Vacation Credit and Fractional Interest
    cost of sales........................       48,059       68,611       74,714       14,591        26,048
  Resort management services.............        1,399        1,656        1,759          422           404
  Sales and marketing....................       83,347      104,952      137,752       30,580        43,231
  General and administrative.............       17,180       25,234       31,686        7,250         9,294
  Provision for doubtful accounts and
    recourse liability...................       11,865       16,100       21,148        4,254         6,751
  Interest...............................          353          442          479           47            74
                                           -----------   ----------   ----------   ----------    ----------
         Total costs and operating
           expenses......................      162,203      216,995      267,538       57,144        85,802
                                           -----------   ----------   ----------   ----------    ----------
         Income before income taxes......       38,754       57,131       70,100       16,050        19,175
Income tax expense.......................       14,723       22,258       27,241        6,380         7,394
                                           -----------   ----------   ----------   ----------    ----------
         Net income......................  $    24,031       34,873       42,859        9,670        11,781
                                           ===========   ==========   ==========   ==========    ==========
Basic net income per common share........  $       .92         1.36         1.69         0.38          0.47
Diluted net income per common share......  $       .92         1.35         1.68         0.38          0.46
Weighted average shares of common stock
  and dilutive potential common stock
  outstanding:
  Basic..................................   26,119,227   25,694,850   25,372,062   25,454,404    25,215,096
  Diluted................................   26,125,037   25,765,431   25,454,527   25,553,636    25,496,248

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (DOLLARS IN THOUSANDS)

                                                                       ACCUMULATED
                                                                          OTHER                      TOTAL
                                                   COMMON STOCK       COMPREHENSIVE   RETAINED   SHAREHOLDERS'
                                                 SHARES     AMOUNT        LOSS        EARNINGS      EQUITY
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997.................  26,390,049   $66,742          --        55,383       122,125
Repurchase of common stock...................    (651,900)   (4,894)         --            --        (4,894)
Net income...................................          --        --          --        24,031        24,031
                                               ----------   -------      ------       -------       -------
Balance at December 31, 1998.................  25,738,149    61,848          --        79,414       141,262
Repurchase of common stock...................    (202,608)   (2,780)         --            --        (2,780)
Issuance of common stock under the Employee
  Stock Purchase Plan........................      26,076       360          --            --           360
Net income...................................          --        --          --        34,873        34,873
                                               ----------   -------      ------       -------       -------
Balance at December 31, 1999.................  25,561,617    59,428          --       114,287       173,715
Repurchase of common stock...................    (418,800)   (5,926)         --            --        (5,926)
Issuance of common stock under the Employee
  Stock Purchase Plan........................      50,880       588          --            --           588
Issuance of common stock from exercise of
  employee stock options.....................       3,300        29          --            --            29
Reduction in retained earnings for the excess
  of the purchase price of the MountainStar
  development over the Parent's historical
  cost.......................................          --        --          --        (3,300)       (3,300)
Comprehensive Income:
  Net income.................................          --        --          --        42,859        42,859
  Other comprehensive loss: Change in
    cumulative effect of foreign currency
    translation..............................          --        --        (522)           --          (522)
                                                                                                    -------
         Total comprehensive income..........                                                        42,337
                                               ----------   -------      ------       -------       -------
Balance at December 31, 2000.................  25,196,997    54,119        (522)      153,846       207,443
Repurchase of common stock (unaudited).......      (1,500)      (25)         --            --           (25)
Issuance of common stock under the Employee
  Stock Purchase Plan (unaudited)............       6,708       118          --            --           118
Issuance of common stock from exercise of
  employee stock options (unaudited).........      56,550       805          --            --           805
Comprehensive Income:
  Net income (unaudited).....................          --        --          --        11,781        11,781
  Other comprehensive loss:
    Change in cumulative effect of foreign
      currency translation (unaudited).......          --        --        (955)           --          (955)
    Unrealized derivative losses, net of $257
      tax effect (unaudited).................          --        --        (408)           --          (408)
                                                                                                    -------
         Total comprehensive income
           (unaudited).......................                                                        10,418
                                               ----------   -------      ------       -------       -------
Balance at March 31, 2001 (unaudited)........  25,258,755   $55,017      (1,885)      165,627       218,759
                                               ==========   =======      ======       =======       =======

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                                                                             F-5

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

                                                                                                   THREE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,               MARCH 31,
                                                              -------------------------------   -------------------------
                                                                1998        1999       2000        2000          2001
-------------------------------------------------------------------------------------------------------------------------
                                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $  24,031     34,873     42,859       9,670        11,781
  Adjustments to reconcile net income to net cash (used in)
    provided by operating activities:
    Depreciation and amortization...........................      1,079      1,758      2,743         594           881
    Gain on sale of property and equipment..................         --       (869)        --          --            --
    Amortization of residual interest in Notes Receivable
      sold..................................................      6,877     10,931     14,801       3,125         3,638
    Provision for doubtful accounts, sales returns and
      recourse liability....................................     15,435     21,407     27,015       5,620         8,018
    Recoveries of Notes Receivable charged off..............        179        260        251          52            44
    Residual interest in Notes Receivable sold..............    (11,949)   (21,019)   (28,201)     (3,674)       (7,741)
    Unrealized loss (gain) on residual interest in Notes
      Receivable sold.......................................       (779)     1,139        337          --           616
    Contract servicing liability arising from sale of Notes
      Receivable............................................         --      2,847      3,554          --           148
    Amortization of contract servicing liability............         --       (321)      (869)       (186)         (413)
    Change in deferred gross profit.........................     (1,301)       419      1,631         (30)          498
    Deferred income tax expense (benefit)...................        222        744        290        (539)           56
    Issuance of Notes Receivable............................   (148,720)  (204,474)  (261,013)    (54,338)      (77,687)
    Proceeds from sale of Notes Receivable..................    104,573    156,303    211,767      42,332        54,200
    Proceeds from repayment of Notes Receivable.............     33,831     51,198     57,974      16,596        12,137
    Purchase of Notes Receivable from related parties.......    (17,397)      (650)        --          --            --
    Purchase of Notes Receivable............................     (6,990)   (13,576)   (22,201)     (4,950)       (5,656)
    Changes in certain assets and liabilities:
      Restricted cash.......................................     (1,132)      (636)    (4,214)     (4,120)       (3,892)
      MountainStar development..............................         --         --    (37,236)         --        (3,825)
      Inventories...........................................      2,225     (5,159)   (60,396)     (6,405)      (20,911)
      Accounts payable and accrued liabilities..............     (6,141)     3,424     12,534         713         4,426
      Income taxes payable to Parent........................     (2,755)        --         --          --            --
      Income taxes payable..................................        273     (1,153)        --       6,319         5,628
      Refundable income taxes...............................         --       (600)    (5,088)         --         5,688
      Other.................................................     (6,236)     2,733     (4,403)     (2,154)         (226)
                                                              ---------   --------   --------     -------       -------
        Net cash (used in) provided by operating
          activities........................................    (14,675)    39,579    (47,865)      8,625       (12,592)
Cash flows used in investing activities:
  Purchase of property and equipment........................    (14,233)    (4,974)    (6,621)     (1,178)       (2,422)
  Proceeds from sale of property and equipment..............         --      4,412         --          --            --
                                                              ---------   --------   --------     -------       -------
        Net cash used in investing activities...............    (14,233)      (562)    (6,621)     (1,178)       (2,422)
Cash flows from financing activities:
  Net borrowings (repayments) under bank line of credit and
    other...................................................     30,000    (26,100)    48,394      (3,900)       13,401
  Issuance of mortgage payable..............................         --         --     11,700          --            --
  Repayments of mortgage payable............................         --         --         (4)         --           (10)
  (Decrease) increase in Due to Parent......................      3,741     (5,688)    (1,392)         --           824
  Increase in Receivable from Parent........................         --     (3,058)        --      (1,279)           --
  Proceeds from issuance of common stock....................         --        360        617         166           923
  Repurchase of common stock................................     (4,894)    (2,780)    (5,926)     (2,597)          (25)
                                                              ---------   --------   --------     -------       -------
        Net cash provided by (used in) financing
          activities........................................     28,847    (37,266)    53,389      (7,610)       15,113
                                                              ---------   --------   --------     -------       -------
Effect of foreign currency exchange rates on cash...........         --         --       (259)         58           (56)
        Net (decrease) increase in cash.....................        (61)     1,751     (1,356)       (105)           43
Cash at beginning of period.................................         70          9      1,760       1,760           404
                                                              ---------   --------   --------     -------       -------
Cash at end of period.......................................  $       9      1,760        404       1,655           447
                                                              =========   ========   ========     =======       =======
Supplemental disclosures of cash flow information -- cash
  paid during the period for:
  Interest (excluding capitalized amounts of $704, $1,188,
    $2,951, $102 and $1,840, respectively)..................        864        179        378          47            --
  Income taxes, net of refunds received.....................     16,983     22,542     32,201          --        (3,261)
Supplemental schedule of noncash investing and financing
  activities:
  Issuance of note payable to Parent in connection with the
    MountainStar development acquisition....................         --         --     17,731          --            --
  Reduction in retained earnings for the excess of the
    purchase price of the MountainStar development over the
    Parent's historical cost................................         --         --      3,300          --            --
  Extinguishment of receivable from Parent in connection
    with the MountainStar development acquisition...........         --         --      4,869          --            --

See accompanying notes to consolidated financial statements.

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--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1999 AND 2000
           (INFORMATION AS OF MARCH 31, 2001 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 2000 AND 2001 IS UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

(1)  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS
Trendwest Resorts, Inc. (Trendwest) and subsidiaries (Company) generate revenues from the sale and financing of Vacation Credits in WorldMark, The Club (WorldMark) WorldMark South Pacific Club (WorldMark South Pacific) (collectively The Clubs) and Fractional Interests in resort condominium units. Vacation Credits entitle the owner to use a fully furnished vacation resort unit in The Clubs based on the number of Vacation Credits purchased. Vacation Credits are created through the transfer, free of any debt, to The Clubs of resort units developed or purchased by the Company. The Company also manages resort properties under a management agreement with The Clubs. The Clubs are separate entities which own the transferred properties for the benefit of Vacation Credit owners (Members or Owners). Fractional Interest sales are deeded intervals in condominium units and are not transferred to The Clubs.

The Company sells Vacation Credits and Fractional Interests to individuals principally in the United States. Sales to new owners are typically financed by the Company after requiring a minimum 10% down payment. Sales to existing Vacation Credit owners (Upgrades) are typically financed by the Company and require down payments to the extent that the owner's equity interest in Vacation Credits owned, including the Upgrade, is less than 10%. The Company's present source of liquidity for these financed transactions consists of collections and sales of Notes Receivable, borrowings and equity transactions. All note balances are secured by the Vacation Credits or Fractional Interests sold.

In October of 1999, Trendwest formed Trendwest South Pacific, Pty. Ltd. (Trendwest South Pacific) as a wholly-owned subsidiary. Trendwest South Pacific is an Australian corporation formed for the purpose of conducting sales, marketing and resort development activities in the South Pacific. Trendwest South Pacific commenced sales operations in Fiji in March 2000 and in Australia in June of 2000. The sales terms in the South Pacific are similar to the terms in the United States.

BASIS OF PRESENTATION
Trendwest is a majority owned subsidiary of JELD-WEN, inc. (Parent). The financial statements for the periods presented are presented on a consolidated basis and include the accounts of Trendwest and its wholly-owned subsidiaries, which include various finance companies and Trendwest South Pacific.

All intercompany balances and transactions have been eliminated in consolidation.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
The consolidated financial information as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 is unaudited. The interim consolidated financial information has been prepared on substantially the same basis as the audited consolidated financial statements and in the opinion of management contains all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the consolidated financial information set forth herein.

STOCK SPLIT
All share data and earnings per share figures contained in these consolidated financial statements have been adjusted to reflect a 3 for 2 stock split declared on February 21, 2001, as if it were effective for all periods presented. Refer to note 18 to the consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CAPITAL TRANSACTIONS
In July 1998 and March 1999, the Board of Directors authorized the Company to repurchase up to 654,000 and 750,000 shares, respectively, of its common stock on the open market or in privately negotiated transactions based on market conditions. During the years ended December 31, 1998, 1999 and 2000, the Company repurchased 651,900, 202,608, and 418,800 shares, respectively. The Board of Directors may at its discretion authorize additional repurchases in the future.

BASIC AND DILUTED NET INCOME PER COMMON SHARE
The following presents the reconciliation of weighted average shares used for basic and diluted net income per share:

                                                                                     THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                 MARCH 31,
                                            ------------------------------------   -----------------------
                                               1998         1999         2000         2000         2001
----------------------------------------------------------------------------------------------------------
BASIC
Basic weighted average shares
  outstanding.............................  26,119,227   25,694,850   25,372,062   25,454,404   25,215,096
DILUTED
Effect of dilutive securities.............       5,810       70,581       82,465       99,232      281,152
                                            ----------   ----------   ----------   ----------   ----------
Diluted weighted average shares
  outstanding.............................  26,125,037   25,765,431   25,454,527   25,553,636   25,496,248
                                            ==========   ==========   ==========   ==========   ==========

Net income available to common shareholders for basic and diluted net income per share was $24,031, $34,873, $42,859, $9,670 and $11,781 for the years ended
December 31, 1998, 1999 and 2000 and the three months ended March 31, 2000 and 2001, respectively.

At December 31, 1998, 1999 and 2000 and March 31, 2000 and 2001, there were options to purchase 737,250, 897,000, 1,166,250, 669,000 and 0 shares of common stock outstanding, respectively, which were anti-dilutive and therefore not included in the computation of diluted net income per share.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RESTRICTED CASH
Restricted cash consists primarily of deposits received on sales of Vacation Credits and Fractional Interests, that are held in trust or escrow until the applicable statutory rescission period of three to fourteen calendar days has expired and the related customer Note Receivable has been recorded; it also consists of amounts received prior to the attainment of the 10% down payment required to recognize the sale and refundable reservation deposits on MountainStar vacation home sites.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND RECOURSE LIABILITY
The Company provides for estimated losses related to uncollectible Notes Receivable and Notes Receivable sold with limited recourse. The Company's recourse for Notes Receivable sold is limited to the retained and residual interests in Notes Receivable sold. As of December 31, 1999 and 2000 and March 31, 2001, total retained interest in Notes Receivable sold of $36,782, $57,674 and $54,858, respectively, was included in Notes Receivable in the accompanying consolidated balance sheets relating to Notes Receivable sold of $288,950, $407,215 and $432,027, respectively. Although it is not required to do so, the Company's historical practice has been to repurchase defaulted sold Notes Receivable up to certain limits, generally 10% to 17% of the face amount of the original balance of Notes Receivable sold. The provision for credit losses is charged to income in amounts sufficient to maintain the allowance and the recourse liability at levels considered adequate to cover losses resulting from liquidation of uncollectible Notes Receivable and Notes Receivable sold.

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--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company estimates its allowance for doubtful accounts and recourse liability by analysis of bad debts by each sales site by year of Notes Receivable origination and are net of anticipated cost recoveries of the underlying Vacation Credits and Fractional Interests. The Company uses this historical analysis in conjunction with other factors such as local economic conditions and industry trends. The Company also utilizes experience factors of more mature sales sites in establishing the allowance for bad debts at new sales offices. Management believes that all such allowances and estimated liabilities are adequate; however, such amounts are based on estimates and there is no assurance that the actual amounts incurred will not be more or less than the amount recorded.

The Company charges off Notes Receivable when deemed to be uncollectible. Interest income previously accrued and unpaid is reversed. Vacation Credits recovered are recorded at the weighted average cost of credits at the time of recovery. Fractional Interests recovered are recorded at historical cost at the time of the recovery. All collection costs are expensed as incurred.

INVENTORIES
Inventories consist of Vacation Credits and construction in progress as follows:

                                                                     DECEMBER 31,
                                                              -------------------    MARCH 31,
                                                                 1999        2000         2001
----------------------------------------------------------------------------------------------
Vacation Credits............................................  $13,247    $ 16,829    $ 18,246
Construction in progress....................................   32,354      87,389     104,795
                                                              -------    --------    --------
Total inventories...........................................  $45,601    $104,218    $123,041
                                                              =======    ========    ========

Vacation Credits represent the costs of unsold ownership interests in the Clubs. Resort properties are completed and ownership is transferred by the Company to the Clubs in return for the right to sell Vacation Credits based on the number of credits available for the properties. Credits available are determined using a formula based on the number of user days available as well as the relative value of each property. Vacation Credits are carried at the lower of cost, based on the moving weighted average of property cost per Vacation Credit established, or net realizable value.

Construction in progress is valued at the lower of cost or net realizable value. Interest, taxes and other carrying costs incurred during the construction period are capitalized. The amount of interest capitalized during the years ended December 31, 1998, 1999 and 2000 and the three months ended March 31, 2000 and 2001 amounted to $552, $1,188, $610, $102 and $842, respectively.

MOUNTAINSTAR DEVELOPMENT
The MountainStar development is stated at cost. The Company capitalizes all direct costs and interest incurred relating to the development of MountainStar. During 2000 and the three months ended March 31, 2001, the Company capitalized $2,341 and $998, respectively, in interest cost on MountainStar. Selling costs relating to refundable reservation deposits associated with MountainStar are capitalized and included in other assets.

REVENUE RECOGNITION

(i)  Vacation Credits
Substantially all Vacation Credits sold by the Company generate installment Notes Receivable secured by an interest in the related Vacation Credits. These Notes Receivable are payable in monthly installments, including interest, with maturities up to seven years. Vacation Credit sales are included in revenues when

--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the Company has received an executed sales contract, at least a 10% down payment requirement has been met, and any rescission period has expired.

Vacation Credit cost of sales and direct selling expenses related to a Vacation Credit sale are recorded at the time the sale is recognized. Vacation Credit costs include the cost of land, improvements to the property, including costs of amenities constructed for the use and benefit of the Vacation Credit owners, and other direct acquisition costs. Direct selling expenses are recorded as sales and marketing expenses.

The Company also finances sales of Upgrades which often result in the cancellation of the customer's existing note receivable and the issuance of a new seven-year note secured by an interest in all Vacation Credits owned. No additional down payment is required by the Company as long as the owner's equity interest in the original Vacation Credits is equal to 10% of the value of all Vacation Credits, including those from the Upgrade sale, and the customer is not delinquent in their payments on their existing note receivable. When the Company finances an Upgrade sale and the customer does not make an additional down payment of at least 10% of the Upgrade sale amount, the Company uses the installment method to recognize revenue whereby profit is recognized as a portion of each principal payment is received on the Upgrade. Revenue is fully recognized on the Upgrade sale when the cash collected relating to the Upgrade sale totals 10% of the Upgrade sale. Cash collected relating to a financed Upgrade sale is measured as the sum of any additional down payment received at the time of the Upgrade sale and the principal repayment of the new note receivable which is allocable to the Upgrade sale. Principal repayments are allocated to the Upgrade sale component of the new note receivable and the pre-Upgrade sale component of the new note receivable based on the ratio of such components at the time of the Upgrade sale.

(ii)  Fractional Interests
Fractional Interest sales are included in revenues when the Company has received an executed sales contract, at least a 10% down payment requirement has been met and any rescission period has expired.

Fractional Interest marketing and overhead costs are expensed as incurred. Fractional Interest cost of sales and direct selling expenses related to a Fractional Interest sale are recorded at the time the sale is recognized. Fractional Interest costs include the cost of land, improvements to the property, including costs of amenities constructed and other direct acquisition costs. Direct selling expenses are recorded as sales and marketing expenses.

(iii)  Sales of Notes Receivable
When the Company sells Notes Receivable through securitization transactions, it retains interest rate differentials, a subordinated principal tranche, servicing rights, and in some cases a cash reserve account, all of which are retained interests in the securitized receivables. Gain or loss on sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Company estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of the key assumptions -- credit losses, prepayment speeds and discount rates commensurate with the risks involved.

Gains on sales of Notes Receivable represent the present value of the estimated cash flow differential between contractual interest rates charged to borrowers on Notes Receivable sold by the Company and the interest rates to be received by the purchasers of such Notes Receivable, after considering the effects of estimated prepayments and the fair value servicing costs, net of transaction costs. The Company recognizes such gains on sales of Notes Receivable on the settlement date. Gains on the sale of a portion of

--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Notes Receivable are based on the relative fair market value of the Note Receivable portions sold and retained.

Income from the differential retained is subsequently recorded in finance income using the interest method. In addition, finance income includes interest income on Notes Receivable retained by the Company. The residual interest in Notes Receivable sold arising from the interest rate differential is classified as a trading security in accordance with SFAS No. 115, Accounting for Certain Investments in Debt or Equity Securities,and is carried at market value with changes in the market value (see note 13) of the residual interest in Notes Receivable sold recognized as finance income.

PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the following assets' estimated useful lives:

Building and improvements...................................  20 to 45 years
Equipment, furniture and fixtures...........................  3 to 12 years
Leasehold improvements......................................  Lesser of estimated useful life or the remaining lease term

Direct internal and external costs of computer software developed for internal use are capitalized subsequent to the preliminary stage of the project. Capitalized costs are amortized over the estimated useful life on a straight-line basis beginning when each site or module is complete and ready for its intended use.

ADVERTISING
Advertising costs, included in sales and marketing expenses in the accompanying statements of income, are expensed as incurred and amounted to $5,655, $7,337, and $9,956 for the years ended December 31, 1998, 1999 and 2000, respectively.

INCOME TAXES
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company intends to reinvest future unremitted earnings of its non-U.S. subsidiary in the foreign jurisdiction and thereby postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes is recorded on the subsidiary's net income.

STOCK-BASED COMPENSATION
The Company accounts for stock option plans for employees in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense related to employee stock options is recorded if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company applies the disclosure-only requirements of SFAS No. 123, Accounting for Stock-Based Compensation, which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees, and to provide pro forma results of operations disclosures for employee stock option grants as if the fair-value-based method of accounting in SFAS No. 123 had been applied to those transactions.

--------------------------------------------------------------------------------
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOREIGN CURRENCY TRANSLATION
The functional currency of the Company's foreign subsidiary is the local currency of the country in which the subsidiary is located. Assets and liabilities in foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. Income and expense accounts are translated into U.S. dollars using average rates of exchange. The net gain or loss resulting from translation is shown as translation adjustment and included in other comprehensive income in shareholders' equity. Gains and losses from foreign currency transactions are included in the consolidated statements of operations and were not significant in any of the periods presented.

COMPREHENSIVE INCOME
Comprehensive income in the interim consolidated financial information is comprised of the following:

                                                                THREE MONTHS
                                                               ENDED MARCH 31,
                                                              -----------------
                                                               2000      2001
-------------------------------------------------------------------------------
Net income..................................................  $9,670    $11,781
Other comprehensive income (loss):
  Change in cumulative effect of foreign currency
    translation.............................................      14       (955)
  Unrealized derivative losses, net of $257 tax effect......      --       (408)
                                                              ------    -------
Comprehensive income........................................  $9,684    $10,418
                                                              ======    =======

DERIVATIVE FINANCIAL INSTRUMENTS
The Company has limited involvement with derivative financial instruments and uses them only to manage well-defined interest and foreign currency rate risks. They are not used for trading purposes.

From time to time, the Company enters into forward interest rate swap agreements, interest rate cap agreements and forward exchange contracts to hedge the effects of fluctuations in interest rates and foreign currency rates related to anticipated sales of Notes Receivables and purchases of resort properties, respectively. In the past, these transactions have met the requirements for hedge accounting, including designation to a specific transaction and high correlation. Gains and losses on these agreements were deferred and recognized upon completion of the sale of Notes Receivable or the purchase of the resort property and included in the basis of the related asset.

NEW ACCOUNTING PRONOUNCEMENTS
In June, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). This Statement, as amended, is effective for the Company beginning January 1, 2001. Effective January 1, 2001, the Company adopted SFAS No. 133 which requires that all derivative instruments be recorded on the balance sheet at fair value. The adoption of SFAS No. 133 did not have a material effect as of the adoption date of January 1, 2001, nor for the period ended March 31, 2001. On the date derivative contracts are entered into, the Company designates the derivative as either (a) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), (b) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), (c) a hedge of a net investment in a foreign operation (net investment hedge), or (d) a non-accounting hedge. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair value hedge transactions, changes in fair value of the derivative instrument are generally offset in the income statement by

--------------------------------------------------------------------------------
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

changes in the fair value of the item being hedged. For cash-flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income to the extent of effectiveness. For net investment hedge transactions, changes in the fair value are recorded as a component of the foreign currency translation account that is also included in other comprehensive income.

The gains and losses on cash flow hedge transactions that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. The ineffective portions of all hedges are recognized in current period earnings.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition", which was required to be adopted by the Company no later than the fourth quarter of 2000. Compliance with SAB No. 101 has not resulted in any material change to the Company's revenue recognition policies.

In September 2000, the FASB issued SFAS No. 140, which replaces SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and rescinds SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125. SFAS No. 140 revises SFAS No. 125's standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of the SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company has adopted the new disclosures required under SFAS No. 140 as of December 31, 2000. SFAS No. 140 is to be applied prospectively with certain exceptions. SFAS No. 140 is not expected to have a material impact on the Company's consolidated results of operations or financial position.

RECLASSIFICATIONS
Certain reclassifications have been made to prior year amounts to conform to the current presentation.

USE OF ESTIMATES
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates and assumptions.

(3)  NOTES RECEIVABLE
The Company provides financing to the purchasers of Vacation Credits and Fractional Interests. The notes resulting from sales of Vacation Credits bear interest at 13.9% or 14.9%, depending on the method of payment, and are written with initial terms of up to 84 months. Notes resulting from the sale of Fractional Interests bear interest rates of up to 11.9% for a term of up to 120 months. Once a 10% down payment has been received, the Company has no obligation under the notes to refund monies or provide further services to the Owners in the event membership is terminated for nonpayment of the notes.

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Maturities of Notes Receivable at December 31, 2000 are as follows:

2001........................................................  $13,014
2002........................................................   14,273
2003........................................................   14,894
2004........................................................   15,032
2005........................................................   14,744
Thereafter..................................................   23,590
                                                              -------
                                                              $95,547
                                                              =======

The following table summarizes the Company's total Notes Receivable portfolio:

                                                                        DECEMBER 31,
                                                              ----------------------    MARCH 31,
                                                                   1999         2000         2001
-------------------------------------------------------------------------------------------------
Total Notes Receivable......................................  $ 389,901    $ 502,762    $ 538,091
Less Notes Receivable sold..................................   (288,950)    (407,215)    (432,027)
                                                              ---------    ---------    ---------
Gross on balance sheet Notes Receivable.....................    100,951       95,547      106,064
                                                              =========    =========    =========
Unencumbered Notes Receivable...............................  $  64,169    $  37,873    $  51,206
Retained interest in Notes Receivable sold..................     36,782       57,674       54,858
                                                              ---------    ---------    ---------
Gross on balance sheet Notes Receivable.....................    100,951       95,547      106,064
Less: Deferred gross profit.................................       (970)      (1,340)      (1,381)
  Allowance for doubtful accounts and sales returns.........    (15,179)     (18,010)     (17,089)
                                                              ---------    ---------    ---------
Notes Receivable, net.......................................  $  84,802    $  76,197    $  87,594
                                                              =========    =========    =========

Customers over 60 days past due on monthly payments are considered delinquent. Delinquent Notes Receivable represent 1.91%, 2.29% and 2.16% of Notes Receivable at December 31, 1999 and 2000 and March 31, 2001, respectively.

The activity in the allowance for doubtful accounts, recourse liability and sales returns is as follows:

                                                                                               THREE
                                                                                              MONTHS
                                                                  YEAR ENDED DECEMBER 31,      ENDED
                                                            -----------------------------    MARCH 31,
                                                               1998       1999       2000      2001
------------------------------------------------------------------------------------------------------
Balances at beginning of period...........................  $15,240    $20,935    $29,087     $40,292
Provision for doubtful accounts, sales returns and
  recourse liability......................................   15,435     21,407     27,015       8,018
Notes Receivable charged-off and sales returns net of
  Vacation Credits recovered..............................   (9,919)   (13,515)   (16,061)     (5,515)
Recoveries................................................      179        260        251          44
                                                            -------    -------    -------     -------
Balances at end of period.................................  $20,935    $29,087    $40,292     $42,839
                                                            =======    =======    =======     =======
Allowance for doubtful accounts and sales returns.........  $12,363    $15,179    $18,010     $17,089
Allowance for recourse liability on Notes Receivable
  sold....................................................    8,572     13,908     22,282      25,750
                                                            -------    -------    -------     -------
                                                             20,935     29,087     40,292      42,839
                                                            =======    =======    =======     =======

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(4)  SALES OF NOTES RECEIVABLE
During 1998, 1999 and 2000, the Company transferred and sold Notes Receivable in securitization transactions involving the Company's finance subsidiaries. In all those securitizations, the Company retained servicing responsibilities, interest rate differentials and subordinated interests. The Company receives annual servicing fees of between 1.0% and 1.75% of the outstanding balance and rights to future cash flows arising after the investors in the securitization trusts have received the return for which they contracted. The investors and the securitization trusts have no recourse to the Company's other assets for failure of debtors to pay when due. The Company's retained interests are subordinate to investors' interests.

When the Company enters into a securitization which provides for other than fair compensation for the related servicing of those receivables, the Company records a servicing asset or liability. At December 31, 1999 and 2000 and March 31, 2001, the servicing liabilities were $2,526, $5,211 and $4,946, respectively, which are included in accrued liabilities and are being amortized into income as services are performed.

In 2000, the Company recognized pre-tax gains of $18,900 on the securitization of its Notes Receivable.

The following are the key assumptions used in 2000 in measuring residual interests at the dates of the securitizations.

Annual prepayment speed.....................................    5.4%
Weighted-average life (in years)............................    2.2
Expected defaults (annual)..................................    3.6%
Residual cash flows discounted at...........................  12.25%

During 2000, the following cash flows relating to the Company's securitizations occurred:

Proceeds to the Company from:
  New securitizations.......................................  $174,500
  Reinvested collections....................................    24,535
Purchases of defaulted Notes Receivable.....................    14,815
Cash received from residual and retained interests..........    52,212
Servicing fees received.....................................     3,505

At December 31, 2000, the key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows:

Carrying amount/fair value of residual interests............  $52,043
  Weighted average life (in years)..........................      2.0
Prepayment speed assumption (annual rate)...................      5.4%
  Impact on fair value of 10% adverse change................  $  (334)
  Impact on fair value of 20% adverse change................  $  (662)
Expected gross defaults (annual rate).......................      3.6%
  Impact on fair value of 10% adverse change................  $  (223)
  Impact on fair value of 20% adverse change................  $  (444)
Residual cash flows discount rate (annual)..................     13.5%
  Impact on fair value of 10% adverse change................  $(1,223)
  Impact on fair value of 20% adverse change................  $(2,397)

Amounts expressed as annual rates represent the monthly rates multiplied by twelve.

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

relationship of the change in assumption to the change in fair value may not be linear. Also, in this table the effect of a variation in a particular assumption on the fair value of the residual interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

The weighted average actual and projected defaults over the life of Notes Receivables securitized during 2000 was 9%.

Information regarding delinquency and defaults for the year ended December 31, 2000 are as follows:

                                                                              PRINCIPAL AMOUNT
                                                             PRINCIPAL     OF NOTES 60 OR MORE
                                                               BALANCE           DAYS PAST DUE        NET
----------------------------------------------------------------------------------------------     LOSSES
Total Notes Receivable managed or securitized..............  $502,762                  $11,472    $11,147
                                                             --------                 --------    -------
                                                             --------                 --------    -------
Less:
Notes Receivable sold or securitized.......................  $407,215                  $ 5,638
                                                             --------                 --------
                                                             --------                 --------
Total Notes Receivable held................................  $ 95,547                  $ 5,834
                                                             --------                 --------
                                                             --------                 --------

(5)  PROPERTY AND EQUIPMENT
Property and equipment, net, consists primarily of the following:

                                                                    DECEMBER 31,
                                                              ------------------    MARCH 31,
                                                                 1999       2000         2001
---------------------------------------------------------------------------------------------
Land........................................................  $ 2,379    $ 2,467     $ 2,708
Building and improvements...................................   15,846     16,745      16,902
Equipment, furniture and fixtures...........................    6,873     10,263      10,837
Leasehold improvements......................................    2,397      3,726       3,875
Construction in Progress....................................       78      2,574       5,221
                                                              -------    -------     -------
                                                               27,573     35,775      39,543
Less accumulated depreciation and amortization..............    3,246      5,827       6,694
                                                              -------    -------     -------
                                                              $24,327    $29,948     $32,849
                                                              =======    =======     =======

(6)  DEFERRED GROSS PROFIT
The Company accounts for certain Upgrade sales on the installment method prior to satisfaction of minimum down payment requirements. Information for those transactions follows:

                                                                                    THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,               MARCH 31,
                                                   ---------------------------    --------------------
                                                      1998      1999      2000      2000          2001
------------------------------------------------------------------------------------------------------
Gross sales value................................  $ 6,496    $7,227    $9,388    $2,203        $2,966
                                                   =======    ======    ======    ======        ======
Gross profit deferred............................  $ 3,043    $3,597    $5,094    $1,154        $1,574
Gross profit recognized..........................    4,344     3,178     3,463     1,184         1,076
                                                   -------    ------    ------    ------        ------
Net gross profit deferred (recognized) during
  period.........................................  $(1,301)   $  419    $1,631    $  (30)       $  498
                                                   =======    ======    ======    ======        ======

Notes Receivable is presented net of deferred gross profit in the accompanying balance sheets. Such deferred amounts aggregated $970, $1,340 and $1,381 at December 31, 1999 and 2000 and March 31, 2001, respectively.

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred gross profit related to Notes Receivable sold is combined with allowance for recourse liability on Notes Receivable sold in the accompanying balance sheets. Such deferred amounts aggregated $3,303, $4,564 and $5,021 at December 31, 1999 and 2000 and March 31, 2001, respectively.

(7)  DEBT

(i)  Credit Facility
The Company has a three-year, $60,000 unsecured revolving credit agreement (Agreement) with a group of banks. The Agreement also allows for borrowings in Australian dollars up to a maximum of $15 million US dollar equivalent. The Agreement provides for borrowings at either a reference rate or at LIBOR rates plus the applicable margin for the level of borrowings outstanding. The Agreement also requires a quarterly commitment fee of 0.25% to 0.35% based on the usage level of the total commitment. Available borrowings under the Agreement are subject to a borrowing base which is a percentage of Notes Receivable and inventory, including property under development. The Credit Agreement replaced the previous $30,000 unsecured revolving credit agreement. Borrowings outstanding at December 31, 1999, under a previous agreement were $3,900 at a weighted average interest rate of 8.50%. Borrowings outstanding under the new agreement at December 31, 2000, were $48,441 at a weighted average interest rate of 8.48%. During the three months ended March 31, 2001, the Company amended the Agreement and increased the revolving credit limit to $85,000, increased the Australian dollar limit to a $25 million US dollar equivalent, increased the quarterly commitment fee to 0.30% to 0.50% and provided a first mortgage on the MountainStar property. Borrowings outstanding at March 31, 2001 under the amended agreement were $62,228 at a weighted average interest rate of 7.60%.

(ii)  Note Payable to Parent
In connection with the acquisition of the MountainStar development, the Company issued an unsecured promissory note payable to Parent in the amount of $17,731. The note bears an interest rate of 9.0%, with quarterly interest payments due starting on September 1, 2000. Eight quarterly principal payments of $2,216 are due starting on September 1, 2001. The note matures on June 1, 2003.

Maturities of the Note Payable to Parent at December 31, 2000, are as follows:

2001........................................................  $ 4,433
2002........................................................    8,865
2003........................................................    4,433
                                                              -------
Total.......................................................  $17,731
                                                              =======

(iii)  Mortgage Payable
On November 21, 2000, the Company closed a ten-year mortgage payable secured by its corporate headquarters building located in Redmond, WA. The mortgage carries an interest rate of 8.29%, with

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

monthly interest and principal payments due starting January 1, 2001. Maturities of the Mortgage Payable at December 31, 2000, are as follows:

2001........................................................  $    78
2002........................................................       85
2003........................................................       93
2004........................................................       98
2005........................................................      109
Thereafter..................................................   11,237
                                                              -------
Total.......................................................  $11,696
                                                              =======

(8)  INCOME TAXES
The provision for income taxes consist of the following for the years ended December 31:

                                                               1998       1999       2000
-------------------------------------------------------------------------------------------
Current
  Federal...................................................  $12,731    $18,988    $22,630
  State.....................................................    1,770      2,526      3,930
  Foreign...................................................       --         --        391
                                                              -------    -------    -------
         Total current......................................   14,501     21,514     26,951
                                                              -------    -------    -------
Deferred
  Federal...................................................      247        299        326
  State.....................................................      (25)       445        171
  Foreign...................................................       --         --       (207)
                                                              -------    -------    -------
         Total deferred.....................................      222        744        290
                                                              -------    -------    -------
             Total..........................................  $14,723    $22,258    $27,241
                                                              =======    =======    =======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below at December 31:

                                                               1999      2000
-------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for credit losses...............................  $9,853    $15,357
  Deferred gross profit.....................................   1,616      2,271
  Retained interest in Notes Receivable sold................   1,310      1,977
  Contract Servicing liability arising from Notes Receivable
    sold....................................................     962      2,005
  Other.....................................................     694        791
                                                              ------    -------
         Total deferred tax assets..........................  14,435     21,862
                                                              ------    -------
Deferred tax liabilities:
  Residual interest in Notes Receivable sold................  12,829     19,915
  Property and equipment....................................     840      1,174
  Other.....................................................     808        564
                                                              ------    -------
         Total deferred tax liabilities.....................  14,477     22,192
                                                              ------    -------
         Total deferred liabilities, net....................  $  (42)   $  (330)
                                                              ======    =======

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, tax previously paid, projected future taxable income, and tax planning strategies in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets.

Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to pretax income as a result of the following for the years ended December 31:

                                                                  1998      1999      2000
    --------------------------------------------------------------------------------------

    Income tax at Federal statutory rate........................  35.0%     35.0%     35.0%

    State tax, net of Federal benefit...........................   2.9       3.4       3.8

    Other.......................................................   0.1       0.6       0.1
                                                                  ----      ----      ----

                                                                  38.0%     39.0%     38.9%
                                                                  ====      ====      ====

The Company had $0, $0, and $895 of pre-tax losses from foreign operations for the periods ended December 31, 1998, 1999, and 2000, respectively.

As the Company continues to expand sales operations and development activities into new tax jurisdictions, both domestic and international, it becomes subject to new tax rules and tax authorities. Often tax law and taxation criteria require interpretation with regards to the Company's timeshare business, and while it is management's intent to investigate and comply with all applicable tax laws, no assurance can be provided that taxing authorities in such jurisdictions will agree with the Company's assessment of the appropriate filing requirements and liability determinations.

(9)  401(k) PLAN
The Company sponsors a 401(k) plan covering all Trendwest employees. Company contributions totaled $2,402, $2,708 and $3,792 for the years ended December 31, 1998, 1999, and 2000, respectively.

(10)  EMPLOYEE STOCK PURCHASE PLAN
In July 1999, the Shareholders of the Company approved the 1999 Employee Stock Purchase Plan (Plan). The Plan allows employees to purchase up to two thousand five hundred dollars of the Company's common stock at a 15% discount from the market price on the last business day of a quarter. There is no lookback provision for determining market value. Under the Plan, the Company issued 26,076 and 50,880 shares of common stock for the years ended December 31, 1999 and 2000, respectively. The 15% discount from the market price is considered compensation expense for SFAS No. 123 disclosure purposes and included in the SFAS No. 123 disclosures in note 12.

(11)  FOREIGN EXCHANGE CONTRACTS
From time to time, the Company acquires resorts outside of the United States, where payment for the resort is denominated in a foreign currency. It is the Company's policy to assess such transactions and ensure that any foreign exchange risks associated with the transaction are appropriately managed. As a result of this, the Company periodically enters into economic hedges by purchasing foreign exchange contracts as a hedge against foreign denominated commitments to purchase resort properties.

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In October 1999, the Company entered into a forward exchange contract involving Canadian currency, accounted for as a hedge, to receive $6,638 CDN at a rate of $1.4752 CDN/US on February 15, 2000. No foreign exchange contracts were outstanding as of December 31, 2000.

As of March 31, 2001, the Company had foreign exchange contracts with notional amounts of approximately $2,081 CDN at a rate of $1.4955 CDN/US and $16,919 CDN at a rate of $1.4905 CDN/US for fixed purchase commitments. The impact of recording the fair values of the forward contracts was to record a $665 liability in accrued liabilities at March 31, 2001 and other comprehensive loss of $408, net of $257 tax benefit, for the three months ended March 31, 2001.

The Company is exposed to credit losses in the event of nonperformance by the counterparties to its foreign exchange contracts. The Company does not obtain collateral to support financial instruments but monitors the credit standing of the counterparties.

(12)  STOCK OPTION PLAN
In 1997, the Board of Directors approved the adoption of an incentive stock option plan providing for the award of incentive stock options to employees of the Company at the discretion of the Board of Directors. Under the plan, on the date of grant, the exercise price of the option must be at least equal to the market value of common stock for shares issued. The plan provides for grants up to 10% of the Company's outstanding shares (2,519,700 at December 31, 2000). Stock options vest ratably over five years and expire three years after becoming fully vested.

The following table summarizes stock option activity:

                                                                                     WEIGHTED
                                                                   NUMBER OF          AVERAGE
                                                                      SHARES   EXERCISE PRICE
    -----------------------------------------------------------------------------------------

    BALANCE AT DECEMBER 31, 1997................................     735,000           $17.92

    Options granted.............................................     183,750             8.01

    Expired or canceled.........................................     (11,250)           17.92

                                                                  ----------           ------

    BALANCE AT DECEMBER 31, 1998................................     907,500           $15.91

    Options granted.............................................     232,500            14.17

    Expired or canceled.........................................     (65,250)           15.78

                                                                  ----------           ------

    BALANCE AT DECEMBER 31, 1999................................   1,074,750           $15.55

    Options granted.............................................     303,000            16.37

    Options exercised...........................................      (3,300)            8.81

    Expired or canceled.........................................     (34,650)           16.00

                                                                  ----------           ------

    BALANCE AT DECEMBER 31, 2000................................   1,339,800           $15.73

                                                                  ----------           ------

                                                                  ----------           ------

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes information about stock options outstanding under the Company's stock option plan at December 31, 2000:

                                     OPTIONS                                         OPTIONS
                                   OUTSTANDING                                     EXERCISABLE
                                    WEIGHTED-                                       WEIGHTED-
                                     AVERAGE          WEIGHTED-                      AVERAGE
                                    REMAINING          AVERAGE                      EXERCISE
    RANGE OF         NUMBER      CONTRACTUAL LIFE   EXERCISE PRICE     NUMBER         PRICE
 EXERCISE PRICES   OUTSTANDING      (IN YEARS)        PER SHARE      EXERCISABLE    PER SHARE
----------------------------------------------------------------------------------------------
$ 7.59 - $15.46        428,700               6.46           $11.90       107,850       $10.50
$16.59 - $16.59        258,000               7.96           $16.59            --           --
$17.92 - $17.92        653,100               4.81           $17.92       391,800       $17.92
----------------    ----------               ----         --------      --------    ---------
$ 7.59 - $17.92      1,339,800               5.95           $15.73       500,250       $16.32

At December 31, 1998, 1999, and 2000, exercisable options of 144,750, 302,850, and 500,250, respectfully, were outstanding at weighted average exercise prices of $17.92, $16.81, and $16.32 per share, respectively.

The Company applies APB Opinion No. 25 in accounting for its plan and, accordingly, no compensation cost has been recognized for its stock options in the accompanying financial statements as the options had no intrinsic value at the grant date, because all options were granted at fair market value of the underlying common stock on the grant date. Had the Company determined compensation cost based on the fair value of the options at the grant date, the Company's net income would have been reduced to the pro forma amounts indicated below for the years ended December 31. For disclosure purposes, the Company recognizes compensation expense related to employee stock options on a straight-line basis:

                                                               1998       1999       2000
-------------------------------------------------------------------------------------------
Net income, as reported.....................................  $24,031    $34,873    $42,859
Net income, pro forma.......................................   22,748     33,511     41,047
Basic EPS, as reported......................................     0.92       1.36       1.69
Diluted EPS, as reported....................................     0.92       1.35       1.68
Basic EPS, pro forma........................................     0.87       1.30       1.62
Diluted EPS, pro forma......................................     0.87       1.30       1.61

The fair value of the options granted is estimated on the date of grant using the Black-Scholes method with the following weighted average assumptions used for the years ended December 31:

                                                               1998      1999      2000
-----------------------------------------------------------------------------------------
Annual dividend yield.......................................      0.0%      0.0%      0.0%
Volatility..................................................     58.2%     54.3%     50.9%
Risk free interest rate.....................................      4.5%      5.8%      5.2%
Expected life...............................................  6 years   6 years   6 years

The weighted average grant date fair values per share of options granted during the years ended December 31, 1998, 1999, and 2000 were $4.10, $8.21, and $8.95, respectively.

(13)  FAIR VALUES OF FINANCIAL INSTRUMENTS
SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. The fair values of financial instruments are based on estimates using present value or other valuation techniques in cases where quoted market prices are not available. Those techniques are significantly affected by the assump-

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

tions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Estimated fair values, carrying values and various methods and assumptions used in valuing the Company's financial instruments are set forth below at December 31:

                                                                    1999                      2000
                                                           ----------------------    ----------------------
                                                           CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                                            VALUE      FAIR VALUE     VALUE      FAIR VALUE
-----------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
  Cash(a)................................................   $1,760       $1,760      $   404      $   404
  Restricted cash(a).....................................    2,987        2,987        7,201        7,201
  Notes Receivable(a)....................................   85,772       85,772       77,537       77,537
  Residual interest in Notes Receivable sold(b)..........   36,265       36,265       52,043       52,043
  Due from Parent(c).....................................    3,058        3,058           --           --
FINANCIAL LIABILITIES:
  Due to Parent(c).......................................       --           --          419          419
  Borrowing under bank line of credit(c).................    3,900        3,900       48,441       48,441
  Mortgage payable(d)....................................       --           --       11,696       11,696
  Note payable to Parent(d)..............................       --           --       17,731       17,731
  Recourse liability on notes sold(a)....................   13,908       13,908       22,282       22,282

(a) The carrying value, prior to consideration of deferred gross profit in the case of Notes Receivable, is considered to be a reasonable estimate of fair value.

(b) Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment and default rates. The Company utilizes the following assumptions in determining the fair value of its residual interest in Notes Receivable sold at December 31:

                                                                      1999     2000
-----------------------------------------------------------------------------------
    Discount rate...........................................        12.25%    13.50%
    Annual prepayment and default rate......................  7.2% to 9.0%      9.0%

(c) The carrying value reported approximates fair value due to the variable interest rates charged on the borrowings.

(d) The carrying value reported approximates the fair value because the interest rates charged on these obligations approximates the market rate of interest for similar types of borrowings.

Because no market exists for a portion of the financial instruments, fair value estimates may be based on judgments regarding future instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair values of the Company's forward exchanges contract outstanding at December 31, 1999 and March 31, 2001 were a gain of $92 and a loss of $665, respectively. There were no forward exchange or other derivative contracts outstanding at December 31, 2000.

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(14)  RELATED PARTY TRANSACTIONS

NOTES RECEIVABLE
The Company, at times, acquires from and sells Notes Receivable to related parties at face value with full recourse. A summary of these transactions follows:

                                                                                  THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,             MARCH 31,
                                                  ----------------------------    ------------------
                                                     1998      1999       2000       2000       2001
----------------------------------------------------------------------------------------------------
Sale of Notes Receivable:
  Members of the Board of Directors of the
    Parent......................................  $   928      $ --    $    --    $    --    $    --
  I&I Holdings, a subsidiary of the Parent......        7        --         --         --         --
Purchases of Notes Receivable:
  Eagle Crest Partners, Ltd., a subsidiary of
    the Parent..................................    2,709       473         --         --         --
  Running Y Resorts, Ltd., a subsidiary of the
    Parent......................................    2,537       177         --         --         --
  I&I Holdings, a subsidiary of the Parent......      843        --         --         --         --
  Members of the Board of Directors of the
    Parent......................................   11,308        --         --         --         --

With respect to Notes Receivable sold to members of the Board of Directors of the Parent and I&I Holdings, the Company serviced such receivables without compensation.

WORLDMARK
(i)  Management Contract
The Company manages the resort properties transferred to WorldMark under the terms of a management agreement which is subject to annual approval by the Members. Under the terms of the management agreement, the Company receives a management fee equal to the lesser of 15% of WorldMark's budgeted expenditures or the full net profit of WorldMark and is reimbursed for certain expenses. In addition, the Company is responsible for paying annual dues on Vacation Credits which it owns prior to their sale to customers and reimburses WorldMark for delinquent dues on canceled memberships in order to reacquire vacation credits securing defaulted Notes Receivable. WorldMark has programs whereby an Owner can use his or her Vacation Credits toward other vacation options such as package tours and cruises. Trendwest purchases the vacation packages on behalf of WorldMark and is subsequently reimbursed. WorldMark provides the owner with the package in exchange for the owner's Vacation Credits plus cash, if necessary. The Vacation Credits are deposited into a pool of Credits that are available for one-time for a fee of $.08 per credit by the Company or other owners. Trendwest utilizes these one-time use Credits in certain marketing programs. A summary of these transactions follows:

                                                                                         THREE MONTHS
                                                                                                ENDED
                                                          YEAR ENDED DECEMBER 31,           MARCH 31,
                                                      ---------------------------    ----------------
                                                        1998       1999      2000      2000      2001
-----------------------------------------------------------------------------------------------------
WorldMark:
  Management fee income.............................  $1,707    $ 2,972    $3,877    $1,371      $545
  Dues expense incurred by Trendwest................   1,107      1,376     1,008       240       283
  Delinquent dues expense incurred by Trendwest.....     500        727       940       203       336
  Reimbursed salaries...............................   7,145     10,417     6,208     3,248       428
  Travel packages reimbursed by WorldMark...........      --         --       430        75       549
  One-time use credits purchased by Trendwest.......      --         --     1,282        --       295
  Other reimbursed expenses.........................     779        763       933        81       413

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ii)  Financial Information (unaudited)
A summary of financial information for WorldMark as of and for the years ended December 31, 1999 and 2000 and as of and for the three months ended March 31, 2001 is as follows:

                                                                      DECEMBER 31,
                                                              --------------------    MARCH 31,
                                                                  1999        2000      2001
-----------------------------------------------------------------------------------------------
Cash and investment securities..............................  $ 13,762    $ 16,772    $ 18,585
Member dues receivable......................................    15,977      24,378      24,698
Other assets................................................     2,618       5,302       5,747
                                                              --------    --------    --------
         Total assets.......................................    32,357      46,452      49,030
                                                              --------    --------    --------
Deferred revenue............................................    18,158      27,432      27,567
Other liabilities...........................................     2,020       2,992       4,428
                                                              --------    --------    --------
         Total liabilities..................................    20,178      30,424      31,995
                                                              --------    --------    --------
  Net assets................................................  $ 12,179    $ 16,028    $ 17,035
                                                              ========    ========    ========
Member assessments for the period ended.....................  $ 28,213    $ 36,560    $ 10,354
                                                              ========    ========    ========
Condominiums owned, at Developers' unamortized historical
  cost......................................................  $236,885    $301,436    $322,388
                                                              ========    ========    ========

WorldMark maintains a reserve for replacement costs of depreciable assets. Such reserves at December 31, 1999 and 2000 and March 31, 2001, were $12,200, $16,000 and $17,000, respectively.

WORLDMARK SOUTH PACIFIC
The Company manages the resort properties in WorldMark South Pacific through its subsidiary Trendwest South Pacific under the terms of a management agreement which is subject to renewal every five years starting in 2000. Under the terms of the management agreement, the Company receives a management fee equal to 15% of WorldMark South Pacific's expenditures (excluding the management fee). In addition, the Company is responsible for paying annual dues on Vacation Credits which it owns prior to their sale to customers and reimburses WorldMark South Pacific for delinquent dues on canceled memberships in order to reacquire vacation credits securing defaulted Notes Receivable. A summary of these transactions for the years ended December 31 follows:

                                                              2000
------------------------------------------------------------------
WorldMark South Pacific
  Management fee income.....................................  $ 47
  Dues expense incurred by Trendwest........................   279

WorldMark South Pacific maintains a reserve for replacement costs of depreciable assets. Such reserves at December 31, 2000 were $49.

PARENT AND OTHER RELATED PARTIES
The Company has an open revolving credit line with its Parent to meet operating needs and invest excess funds. The credit line is $10 million and is payable on demand. It bears interest at the prime rate plus 1% per annum at December 31, 1999 and 2000 and the prime rate plus 1.25% at March 31, 2001 (9.50%, 10.50% and
9.25% at December 31, 1999 and 2000 and March 31, 2001, respectively). Outstanding borrowings under this credit agreement were $0 and $419 at December 31, 1999 and 2000, respectively. The Company periodically lends excess funds to the Parent at the prime rate minus 2% at December 31, 1999 and 2000 and the prime rate minus 1.75% at March 31, 2001 (6.50%. 7.50% and 6.25% at

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 1999 and 2000 and March 31, 2001, respectively). Outstanding lendings under this agreement were $3,058 and $0 at December 31, 1999 and 2000, respectively.

The Company also reimburses the Parent for administrative services received and its share of insurance expenses. A summary of these transactions follows:

                                                                                   THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,              MARCH 31,
                                               ------------------------------      ------------------
                                                1998        1999        2000        2000        2001
-----------------------------------------------------------------------------------------------------
Parent:
  Interest income............................  $  141      $   31      $   44      $   60      $   --
  Interest expense...........................      26         129         114          --         502
  Insurance expense..........................   2,624       3,927       5,224       1,269       1,653

In 1998, the Company purchased 25 condominium units at a cost of $3,462 from Running Y Resorts.

(15) MOUNTAINSTAR DEVELOPMENT
The Company is developing a resort in central Washington known as MountainStar. Prior to June, 2000, the Parent owned the land and the Company was acting as the developer. In June of 2000, the Company acquired the MountainStar development from its Parent. The purchase price was $47,600, consisting of $25,000 in cash, a $17,731 unsecured note payable to Parent and the settlement by the Company of a $4,869 intercompany receivable from Parent. The excess of the purchase price over Parent's historical cost was treated as a non-cash reduction to retained earnings due to the accounting requirement to use historical cost on such a transfer from a controlling shareholder. The Company recorded the asset at Parent's historical cost of $44,300; the excess $3,300 of the purchase price over this amount reduced retained earnings. The cash payment was funded primarily through the Company's existing credit facilities.

The property is located approximately 80 miles east of Seattle, Washington. The Company plans to develop the property as two separate projects: the MountainStar Master Planned Resort (MPR) and the City of Cle Elum Urban Growth Area (UGA).

Plans for the 6,300 acre MPR include at least two golf courses, numerous recreational amenities and 4,650 dwelling units including two lodges, condominiums, cabins and vacation homes. The MPR land use plan has been approved by Kittitas County. The land use plan, as expected, has been appealed. The Company is also working on several strategies to provide adequate water to develop the proposed projects. There can be no assurance that these strategies will be successful. If the Company is unable to achieve its objectives with regards to water rights or if the land use plan is overturned on appeal, the actual development of the MPR could be materially different than outlined above.

The 1,100 acre UGA is planned as a mixed use development including a primary home community, condominiums, an office park, a golf course and apartment units. The City of Cle Elum released the Draft Environmental Impact Statement in Spring, 2001. The entitlement process for the UGA is independent from the entitlement process for the MPR. If the Company is not successful in obtaining the desired entitlements for the UGA, the final development of the property could be materially different than outlined above.

The Company does not anticipate generating revenue from either project during 2001.

--------------------------------------------------------------------------------
                                                                            F-25

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(16)  COMMITMENTS AND CONTINGENCIES

PURCHASE COMMITMENTS
The Company routinely enters into purchase agreements with various parties to acquire and build resort properties. At December 31, 2000 and March 31, 2001, the Company has outstanding purchase commitments of $68,662 and $51,124, respectively, related to properties under development.

SURETY AND PERFORMANCE BONDS
The Company utilizes surety and performance bonds as part of developing resort properties. As of December 31, 2000 and March 31, 2001, there were $5,400 and $5,587, respectively, in surety bonds outstanding.

LITIGATION
The Company is involved in various claims and lawsuits arising in the ordinary course of business. Management believes the outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

LEASE COMMITMENTS
The Company has various operating lease agreements, primarily for sales offices. These obligations generally have remaining noncancelable terms of five years or less. Future minimum lease payments are as follows for the years ending December 31:

2001........................................................  $6,770
2002........................................................   6,028
2003........................................................   4,494
2004........................................................   3,894
2005........................................................   2,707
Thereafter..................................................   1,212

Rental expense amounted to $3,262, $4,225, and $5,925 for the years ended December 31, 1998, 1999 and 2000, respectively.

(17)  SEGMENT REPORTING
The Company has two reportable segments; sales and financing. The sales segment markets and sells Vacation Credits and Fractional Interests. The finance segment is primarily responsible for servicing and collecting Notes Receivable originated in conjunction with the financing of sales of Vacation Credits and Fractional interest Sales. The finance segment does not include the activities of the Company's finance subsidiaries. Management evaluates the business based on sales and marketing activities as these are the primary drivers of the business.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profits or losses from sales and marketing activities on a pre-tax basis. Intersegment revenues are recorded at market rates as if the transactions occurred with third parties. Assets are not reported by segment.

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables summarize the segment activity of the Company:

                                                                                             SEGMENT
                                                             SALES      FINANCE    OTHER      TOTAL
-----------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1998:
External revenue..........................................  $170,817    $ 2,985    $2,329    $176,131
Interest revenue -- net...................................        --      4,132        --       4,132
Interest revenue -- intersegment..........................        --      2,870        --       2,870
Intersegment revenue......................................        --        976        --         976
                                                            --------    -------    ------    --------
Segment revenue...........................................  $170,817    $10,963    $2,329    $184,109
Segment profit............................................  $ 25,205    $ 7,651    $  929    $ 33,785
SIGNIFICANT NON-CASH ITEMS:
Provision for doubtful accounts, sales returns and
  recourse liability......................................  $ 15,435         --        --    $ 15,435

                                                                                             SEGMENT
                                                             SALES      FINANCE    OTHER      TOTAL
-----------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999:
External revenue..........................................  $234,315    $ 4,463    $3,710    $242,488
Interest revenue -- net...................................        --      5,552        --       5,552
Interest revenue -- intersegment..........................        --      3,839        --       3,839
Intersegment revenue......................................        --      1,605        --       1,605
                                                            --------    -------    ------    --------
Segment revenue...........................................  $234,315    $15,459    $3,710    $253,484
Segment profit............................................  $ 40,035    $10,890    $2,054    $ 52,979
SIGNIFICANT NON-CASH ITEMS:
Provision for doubtful accounts, sales returns and
  recourse liability......................................  $ 21,407         --        --    $ 21,407
Gain on sale of property and equipment....................        --    $   869        --    $    869

                                                                                             SEGMENT
                                                             SALES      FINANCE    OTHER      TOTAL
-----------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2000:
External revenue..........................................  $293,130    $ 3,943    $4,763    $301,836
Interest revenue -- net...................................        --      4,373        --       4,373
Interest revenue -- intersegment..........................        --      6,712        --       6,712
Intersegment revenue......................................        --      1,933        --       1,933
                                                            --------    -------    ------    --------
Segment revenue...........................................  $293,130    $16,961    $4,763    $314,854
Segment profit............................................  $ 53,026    $11,036    $3,004    $ 67,066
SIGNIFICANT NON-CASH ITEMS:
Provision for doubtful accounts, sales returns and
  recourse liability......................................  $ 27,015         --        --    $ 27,015

--------------------------------------------------------------------------------
                                                                            F-27

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                                                                                             SEGMENT
                                                             SALES      FINANCE    OTHER      TOTAL
-----------------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, 2000:
External revenue..........................................  $ 62,513    $ 1,036    $1,613    $ 65,162
Interest revenue -- net...................................        --      1,311        --       1,311
Interest revenue -- intersegment..........................        --      1,531        --       1,531
Intersegment revenue......................................        --        296        --         296
                                                            --------    -------    ------    --------
Segment revenue...........................................  $ 62,513    $ 4,174    $1,613    $ 68,300
Segment profit............................................  $ 11,889    $ 2,868    $1,191    $ 15,948
SIGNIFICANT NON-CASH ITEMS:
Provision for doubtful accounts, sales returns and
  recourse liability......................................  $  5,614         --        --    $  5,614

                                                                                             SEGMENT
                                                             SALES      FINANCE    OTHER      TOTAL
-----------------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, 2001:
External revenue..........................................  $ 92,576    $ 1,258    $  980    $ 94,814
Interest revenue -- net...................................        --      1,082        --       1,082
Interest revenue -- intersegment..........................        --      1,991        --       1,991
Intersegment revenue......................................        --        305        --         305
                                                            --------    -------    ------    --------
Segment revenue...........................................  $ 92,576    $ 4,636    $  980    $ 98,192
Segment profit............................................  $ 14,301    $ 2,895    $  576    $ 17,772
SIGNIFICANT NON-CASH ITEMS:
Provision for doubtful accounts, sales returns and
  recourse liability......................................  $  8,018         --        --    $  8,018

The following table provides a reconciliation of segment revenues and profits to the consolidated amounts:

                                                                                 THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,              MARCH 31,
                                             --------------------------------    -------------------
                                               1998        1999        2000       2000        2001
----------------------------------------------------------------------------------------------------
Segment revenue............................  $184,109    $253,484    $314,854    $68,300    $ 98,192
Interest expense reported net of
  capitalized interest.....................       353         442         479         47          74
Elimination of intersegment revenue........    (3,846)     (5,444)     (8,645)    (1,827)     (2,296)
Finance subsidiaries revenue...............    20,341      25,644      30,950      6,674       9,007
                                             --------    --------    --------    -------    --------
Consolidated revenue.......................  $200,957    $274,126    $337,638    $73,194    $104,977
                                             ========    ========    ========    =======    ========
Segment profit.............................  $ 33,785    $ 52,979    $ 67,066    $15,948    $ 17,772
Corporate overhead not included in segment
  reporting................................   (11,463)    (15,091)    (18,983)    (4,212)     (5,742)
Finance subsidiaries profit................    16,432      19,243      22,017      4,314       7,145
                                             --------    --------    --------    -------    --------
Consolidated pre-tax income................  $ 38,754    $ 57,131    $ 70,100    $16,050    $ 19,175
                                             ========    ========    ========    =======    ========

The Company's revenue from external customers derived from sales within the United States totaled $170,817, $234,665, $287,795, $62,513 and $88,000 for the
years ended December 31, 1998, 1999, and 2000 and the three months ended March 31, 2000 and 2001, respectively. Revenue from external customers derived from sales in all foreign countries totaled $0, $0, $5,335, $0 and $4,576 for the years

--------------------------------------------------------------------------------

TRENDWEST RESORTS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

ended December 31, 1998, 1999, and 2000 and the three months ended March 31, 2000 and 2001, respectively. Revenue from external customers is attributed to countries based on the location where the sale was made. Substantially all of the Company's long-lived assets are located within the United States. The net assets of foreign operations totaled $6,140 at December 31, 2000 and $6,822 at March 31, 2001.

(18)  STOCK SPLIT
On February 21, 2001, the Board of Directors declared a 3 for 2 stock split for shareholders of record on March 15, 2001, payable on March 29, 2001. All share data and earnings per share figures presented have been adjusted to reflect the stock split as if it were effective for all periods presented.

--------------------------------------------------------------------------------

                               PHOTOS OF RESORTS

                            [TRENDWEST RESORT LOGO]

--------------------------------------------------------------------------------

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.

Securities and Exchange Commission Registration Fee.........  $ 21,562
Accounting Fees.............................................
Legal Fees and Disbursements................................
Printing and Engraving......................................
Miscellaneous...............................................
                                                              --------
         Total..............................................
                                                              ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS
Trendwest's Articles of Incorporation provide that the liability of the directors of the company for monetary damages will be eliminated to the fullest extent permissible under Oregon law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the company for breach of a director's duties to the company or its shareholders except for liability (i) for any breach of the director's duty of loyalty to the company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law,
(iii) for any unlawful distribution to shareholders, or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not limit or eliminate the rights of the company or any shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. This provision also does not affect the director's responsibilities under any other laws, such as the federal or state securities or environmental laws.

The Articles of Incorporation also provide that the company will indemnify, to the fullest extent permitted under Oregon law, any person who has been made, or is threatened to be made, a party to an action, suit or legal proceeding by reason of the fact that the person is or was a director or officer of the company. The company has obtained insurance on behalf of its executive officers and directors for certain liabilities arising out of their actions in such capacities.

The company believes that the provisions in its Articles of Incorporation and insurance coverage are necessary to attract and retain qualified persons as directors and officers.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
The following documents are filed herewith (unless otherwise indicated) and made a part of this registration statement.

(a) Exhibits

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
 ---------------------------------------------------------------------
     1.1* Form of Underwriting Agreement

     5.1* Opinion of Heller Ehrman White & McAuliffe LLP

    10.1  Receivables Purchase Agreement among Trendwest Resorts, Inc.
          and TW Holdings II, Inc. and TW Holdings III, Inc. and TRI
          Funding IV, Inc. dated as of November 1, 2000.(1)

--------------------------------------------------------------------------------

PART II
--------------------------------------------------------------------------------

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
----------------------------------------------------------------------

    10.2  Receivables Purchase Agreement among Trendwest Resorts,
          Inc., TW Holdings III, Inc., Sage Systems, Inc.
          International Securitization Corporation and Bank One, NA dated as of January 7, 2000.(3)

    10.3  Receivables Sale Agreement between Trendwest Resorts, Inc.
          and TW Holdings III, Inc. dated as of January 7, 2000.(3)

    10.4  Receivables Purchase Agreement among Trendwest Resorts,
          Inc., TRI Funding II, Inc., TRI Funding Company I, LLC, TW
          Holdings, Inc., TW Holdings II, Inc., and TRI Funding III,
          Inc. dated as of August 1, 1999.(5)

    10.5  Receivable Sale Agreement between Trendwest Resorts, Inc.
          and TW Holdings II dated as of April 15, 1999.(6)

    10.6  Receivables Purchase Agreement among Trendwest Resorts,
          Inc., TRI Funding Company I, L.L.C., TW Holdings Inc. and
          Trendwest Funding II, Inc., dated as of March 1, 1998.(8)

    10.7  Receivables Purchase Agreement among Trendwest Resorts,
          Inc., TW Holdings, Inc. and Trendwest Funding I, Inc., dated as of March 1, 1996.(9)

    10.8 Second Amendment dated March 7, 2001 to Credit Agreement between Trendwest Resorts, Inc., and Trendwest South Pacific
          PTY. Ltd., as the Borrowers, the lenders named therein, KeyBank National Association, as lead arranger and administrative agent and as the letter of credit issuing lender, Bank One, NA, as syndication agent and Australian lender dated as of August 14, 2000.

    10.9 First Amendment dated January 19, 2001 to Credit Agreement between Trendwest Resorts, Inc., and Trendwest South Pacific
          PTY. Ltd., as the Borrowers, the lenders named therein, KeyBank National Association, as lead arranger and administrative agent and as the letter of credit issuing lender, Bank One, NA, as syndication agent and Australian lender dated as of August 14, 2000.

    10.10 Credit Agreement between Trendwest Resorts, Inc., and
          Trendwest South Pacific PTY. Ltd., as the Borrowers, the lenders named therein, KeyBank National Association, as lead arranger and administrative agent and as the letter of credit issuing lender, Bank One, NA, as syndication agent and Australian lender dated as of August 14, 2000.(2)

    10.11 Servicing Agreement among TRI Funding IV, Inc., Trendwest
          Resorts, Inc. and Wells Fargo Bank Minnesota, National
          Association dated as of November 1, 2000.(1)

    10.12 Indenture Among TRI Funding IV, Inc., Trendwest Resorts,
          Inc. and Wells Fargo Bank Minnesota, National Association dated as of November 1, 2000.(1)

    10.13 Indenture among Trendwest Resorts, Inc., TRI Funding III,
          Inc. and Norwest Bank Minnesota, National Association dated as of August 1, 1999.(5)

    10.14 Trust Indenture between Trendwest Resorts, Inc., TW Holdings
          II, Sages Systems, Inc., and LaSalle National Bank dated as of April 15, 1999.(6)

    10.15 Series 1998-1 Supplement dated as of March 1, 1998 to
          Indenture among Trendwest Resorts, Inc., Trendwest Funding
          II, Inc. and LaSalle National Bank dated as of March 1,
          1998.(8)

    10.16 Indenture among Trendwest Resorts, Inc., TRI Funding II,
          Inc. and LaSalle National Bank, dated as of March 1,
          1998.(8)

    10.17 Indenture among Trendwest Resorts, Inc., TRI Funding Company
          I, L.L.C. and LaSalle National Bank, dated as of March 1,
          1996.(9)

    10.18 Purchase Agreement between TRI Funding III, Inc., and
          Prudential Securities Incorporated dated August 18, 1999.(5)

    10.19 Purchase and Sale Agreement between Trendwest Resorts, Inc.,
          Trendwest Funding II, Inc. and TRI Funding II, Inc.(8)

    10.20 Purchase and Sale Agreement among Trendwest Resorts, Inc.,
          Trendwest Funding I, Inc., TWH Funding I, Inc. and TRI
          Funding Company I, L.L.C., dated March 1, 1996.(9)

    10.21 Management Agreement (Fourth Amended) between Trendwest
          Resorts, Inc. and WorldMark, the Club, dated September 30,
          1994.(9)

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
EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
 ---------------------------------------------------------------------

    10.22 Stock Purchase Agreement among JELD-WEN, inc., Trendwest
          Resorts, Inc., and Trendwest Investments, Inc. dated as of
          June 12, 2000.(4)

    10.23 Form of Promissory Note relating to Stock Purchase Agreement among JELD-WEN, inc., Trendwest Resorts, Inc., and Trendwest
          Investments, Inc. dated as of June 12, 2000.(4)

    10.24 Trendwest Resorts, Inc. 1999 Employee Stock Purchase
          Plan.(7)

    10.25 Trendwest Resorts, Inc. 1997 Employee Stock Option Plan(9)

    10.26 Form of Employment Agreement between William F. Peare and
          Trendwest Resorts, Inc.(9)

    10.27 Form of Employment Agreement between Jeffery P. Sites and
          Trendwest Resorts, Inc.(9)

    21.1  Subsidiaries

    23.1 Consent of Heller Ehrman White & McAuliffe LLP (filed as part of Exhibit 5.1)

    23.2  Consent of KPMG LLP, Independent Auditors

    24.1  Power of Attorney (included on page II-4)

---------------
(1) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, filed March 30, 2001.

(2) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2000, filed on November 13, 2000.

(3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000, filed on May 12, 2000.

(4) Incorporated by reference to the Company's Current Report on Form 8-K filed on June 22, 2000.

(5) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999, filed on November 12, 1999.

(6) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999, filed on August 10, 1999.

(7) Incorporated by reference to the Company's Registration Statement on Form S-8, filed on July 1, 1999.

(8) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998, filed May 15, 1998.

(9) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-26861).

 * To be filed by amendment.

(b) Financial Statement Schedules

     None. Schedules are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS
A. The undersigned registrant hereby undertakes that:

          (1) For purposes of determining liability under the Securities Act of 1933, as amended (the "Securities Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That, for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement

--------------------------------------------------------------------------------

PART II
--------------------------------------------------------------------------------

     relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

--------------------------------------------------------------------------------
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
PART II
--------------------------------------------------------------------------------

SIGNATURES

Pursuant to the requirements of the Securities Act, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Redmond, Washington, on June 28, 2001.

                                          TRENDWEST RESORTS, INC.

                                          By /s/ TIMOTHY P. O'NEIL
                                            ------------------------------------
                                            Timothy P. O'Neil
                                            Vice President and Chief Financial
                                             Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Jeffery P. Sites and Timothy P. O'Neil, or either of them, his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Registration Statement on Form S-2 (including post-effective amendments) and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-2 has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

                       SIGNATURE                                      TITLE                   DATE
                       ---------                                      -----                   ----
/s/ WILLIAM F. PEARE                                      President, Chief Executive      June 28, 2001
--------------------------------------------------------  Officer and Director
William F. Peare                                          (Principal Executive Officer)

/s/ JEFFERY P. SITES                                      Executive Vice President,       June 28, 2001
--------------------------------------------------------  Chief Operating Officer and
Jeffery P. Sites                                          Director

/s/ TIMOTHY P. O'NEIL                                     Vice President, Treasurer and   June 28, 2001
--------------------------------------------------------  Chief Financial Officer
Timothy P. O'Neil                                         (Principal Financial and
                                                          Accounting Officer)

/s/ JEROL E. ANDRES                                       Director                        June 28, 2001
--------------------------------------------------------
Jerol E. Andres

/s/ HARRY L. DEMOREST                                     Director                        June 28, 2001
--------------------------------------------------------
Harry L. Demorest

/s/ MICHAEL P. HOLLERN                                    Director                        June 27, 2001
--------------------------------------------------------
Michael P. Hollern

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
PART II
--------------------------------------------------------------------------------

                       SIGNATURE                                      TITLE                   DATE
                       ---------                                      -----                   ----


/s/ DOUGLAS P. KINTZINGER                                 Director                        June 28, 2001
--------------------------------------------------------
Douglas P. Kintzinger

/s/ LINDA M. TUBBS                                        Director                        June 30, 2001
--------------------------------------------------------
Linda M. Tubbs

/s/ RODERICK C. WENDT                                     Director                        June 28, 2001
--------------------------------------------------------
Roderick C. Wendt

--------------------------------------------------------------------------------
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

--------------------------------------------------------------------------------

Exhibit Index

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
 ---------------------------------------------------------------------
     1.1* Form of Underwriting Agreement

     5.1* Opinion of Heller Ehrman White & McAuliffe LLP

    10.1  Receivables Purchase Agreement among Trendwest Resorts, Inc.
          and TW Holdings II, Inc. and TW Holdings III, Inc. and TRI
          Funding IV, Inc. dated as of November 1, 2000.(1)

    10.2  Receivables Purchase Agreement among Trendwest Resorts,
          Inc., TW Holdings III, Inc., Sage Systems, Inc.
          International Securitization Corporation and Bank One, NA dated as of January 7, 2000.(3)

    10.3  Receivables Sale Agreement between Trendwest Resorts, Inc.
          and TW Holdings III, Inc. dated as of January 7, 2000.(3)

    10.4  Receivables Purchase Agreement among Trendwest Resorts,
          Inc., TRI Funding II, Inc., TRI Funding Company I, LLC, TW
          Holdings, Inc., TW Holdings II, Inc., and TRI Funding III,
          Inc. dated as of August 1, 1999.(5)

    10.5  Receivable Sale Agreement between Trendwest Resorts, Inc.
          and TW Holdings II dated as of April 15, 1999.(6)

    10.6  Receivables Purchase Agreement among Trendwest Resorts,
          Inc., TRI Funding Company I, L.L.C., TW Holdings Inc. and
          Trendwest Funding II, Inc., dated as of March 1, 1998.(8)

    10.7  Receivables Purchase Agreement among Trendwest Resorts,
          Inc., TW Holdings, Inc. and Trendwest Funding I, Inc., dated as of March 1, 1996.(9)

    10.8 Second Amendment dated March 7, 2001 to Credit Agreement between Trendwest Resorts, Inc., and Trendwest South Pacific
          PTY. Ltd., as the Borrowers, the lenders named therein, KeyBank National Association, as lead arranger and administrative agent and as the letter of credit issuing lender, Bank One, NA, as syndication agent and Australian lender dated as of August 14, 2000.

    10.9 First Amendment dated January 19, 2001 to Credit Agreement between Trendwest Resorts, Inc., and Trendwest South Pacific
          PTY. Ltd., as the Borrowers, the lenders named therein, KeyBank National Association, as lead arranger and administrative agent and as the letter of credit issuing lender, Bank One, NA, as syndication agent and Australian lender dated as of August 14, 2000.

    10.10 Credit Agreement between Trendwest Resorts, Inc., and
          Trendwest South Pacific PTY. Ltd., as the Borrowers, the lenders named therein, KeyBank National Association, as lead arranger and administrative agent and as the letter of credit issuing lender, Bank One, NA, as syndication agent and Australian lender dated as of August 14, 2000.(2)

    10.11 Servicing Agreement among TRI Funding IV, Inc., Trendwest
          Resorts, Inc. and Wells Fargo Bank Minnesota, National
          Association dated as of November 1, 2000.(1)

    10.12 Indenture Among TRI Funding IV, Inc., Trendwest Resorts,
          Inc. and Wells Fargo Bank Minnesota, National Association dated as of November 1, 2000.(1)

    10.13 Indenture among Trendwest Resorts, Inc., TRI Funding III,
          Inc. and Norwest Bank Minnesota, National Association dated as of August 1, 1999.(5)

    10.14 Trust Indenture between Trendwest Resorts, Inc., TW Holdings
          II, Sages Systems, Inc., and LaSalle National Bank dated as of April 15, 1999.(6)

    10.15 Series 1998-1 Supplement dated as of March 1, 1998 to
          Indenture among Trendwest Resorts, Inc., Trendwest Funding
          II, Inc. and LaSalle National Bank dated as of March 1,
          1998.(9)

    10.16 Indenture among Trendwest Resorts, Inc., TRI Funding II,
          Inc. and LaSalle National Bank, dated as of March 1,
          1998.(8)

    10.17 Indenture among Trendwest Resorts, Inc., TRI Funding Company
          I, L.L.C. and LaSalle National Bank, dated as of March 1,
          1996.(9)

    10.18 Purchase Agreement between TRI Funding III, Inc., and
          Prudential Securities Incorporated dated August 18, 1999.(5)

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
 ---------------------------------------------------------------------

    10.19 Purchase and Sale Agreement between Trendwest Resorts, Inc.,
          Trendwest Funding II, Inc. and TRI Funding II, Inc.(8)

    10.20 Purchase and Sale Agreement among Trendwest Resorts, Inc.,
          Trendwest Funding I, Inc., TWH Funding I, Inc. and TRI
          Funding Company I, L.L.C., dated March 1, 1996.(9)

    10.21 Management Agreement (Fourth Amended) between Trendwest
          Resorts, Inc. and WorldMark, the Club, dated September 30,
          1994.(9)

    10.22 Stock Purchase Agreement among JELD-WEN, inc., Trendwest
          Resorts, Inc., and Trendwest Investments, Inc. dated as of
          June 12, 2000.(4)

    10.23 Form of Promissory Note relating to Stock Purchase Agreement among JELD-WEN, inc., Trendwest Resorts, Inc., and Trendwest
          Investments, Inc. dated as of June 12, 2000.(4)

    10.24 Trendwest Resorts, Inc. 1999 Employee Stock Purchase
          Plan.(7)

    10.25 Trendwest Resorts, Inc. 1997 Employee Stock Option Plan(9)

    10.26 Form of Employment Agreement between William F. Peare and
          Trendwest Resorts, Inc.(9)

    10.27 Form of Employment Agreement between Jeffery P. Sites and
          Trendwest Resorts, Inc.(9)

    21.1  Subsidiaries

    23.1 Consent of Heller Ehrman White & McAuliffe LLP (filed as part of Exhibit 5.1)

    23.2  Consent of KPMG LLP, Independent Auditors

    24.1  Power of Attorney (included on page II-4)

---------------
(1) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, filed March 30, 2001.

(2) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2000, filed on November 13, 2000.

(3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000, filed on May 12, 2000.

(4) Incorporated by reference to the Company's Current Report on Form 8-K filed on June 22, 2000.

(5) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999, filed on November 12, 1999.

(6) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999, filed on August 10, 1999.

(7) Incorporated by reference to the Company's Registration Statement on Form S-8, filed on July 1, 1999.

(8) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998, filed May 15, 1998.

(9) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-26861).

 * To be filed by amendment.